Proxy Statement

Notice of 2021 Annual General Meeting of Shareholders

 **Your vote is important:**
Please vote by using the Internet, the telephone or by signing, dating and returning a proxy card

Invesco

A leading independent global investment management firm

Founded in **1935** and headquartered in Atlanta, Georgia	Proudly manages **$1.35T** in assets for retail and institutional investors[1]	Over **8,000** employees to better serve all clients	Serving clients in **120+** countries	On the ground in **20+** countries to leverage local presence

Our single focus is to help clients achieve their investment objectives

- We direct all of our intellectual capital, global strength and operational stability toward helping our clients
- We have a broad and deep presence in key markets across the globe
- We have a strong track record of financial stability and possess the resources to continue our long-term investment in the business

Our purpose

Delivering an investment experience that helps people get more out of life



Our multi-year strategic objectives
- Achieve strong investment performance
- Be instrumental to our clients' success
- Harness the power of our global platform
- Perpetuate a high-performance organization



Our beliefs put clients at the center of everything we do
- Pure focus on investing
- Passion to exceed
- Diversity of thought and a collaborative culture
- A comprehensive range of capabilities enables us to meet the unique needs of clients
- A high-conviction approach is more impactful
- Patience leads to better results over time



Our beliefs enable us to
- Inspire the consistent behaviors and discipline that help generate strong, long-term investment performance for our clients
- Maintain an engaging work environment that helps us attract, develop, motivate and retain the best talent in the industry

1 December 31, 2020

A letter to our shareholders from the Chairperson of Our Board



G. Richard Wagoner, Jr.
has served as Chair of our
Board since 2019 and as a
non-executive director of
our company since 2013

Dear Fellow Shareholder,

The Invesco Ltd. Board of Directors fully appreciates that you have entrusted us as stewards of your investment in the firm and takes very seriously our duties and responsibilities in that regard.

In that spirt, I thought it appropriate to share with you several of the most important areas in which the Board focused its attention in 2020.

Managing through the COVID-19 global pandemic. As was the case for companies around the globe, the coronavirus crisis represented a tremendous challenge for Invesco throughout 2020. Invesco's primary focus throughout the pandemic has been on ensuring the health and safety of our people, and managing client assets and serving as a valued partner to them, while protecting the financial position of the firm.

The Board closely monitored Invesco's prompt, decisive and effective reaction to this difficult situation. The firm stepped up its digital efforts to engage with clients safely while rotating nearly all of its employees to work-from-home status. Invesco reshaped its client delivery model to a fully digital engagement platform, allowing frequent connection with clients to help deliver the outcomes they were seeking.

Monitoring the firm's financial strength. Like many companies managing through the initial phases of the pandemic, Invesco's results came under pressure during the first half of the year. Given the prevailing uncertainty, the Board supported management's decision to draw down the company's credit lines and in April 2020 made the difficult decision to reduce the quarterly common stock dividend by 50%. These measures were taken to enhance liquidity and maintain financial flexibility in the uncertain market environment.

The Board was pleased to see Invesco take advantage of the improving market and economic conditions in the second half of 2020, leading to record assets under management of $1.35 trillion as of year end and improved financial results. As we move into 2021, the Board believes Invesco is well positioned to maintain positive momentum in 2021 and beyond.

Delivering on our commitment to ESG. Your Board recognizes that environmental, social and governance (ESG) investing matters greatly to our clients, communities and shareholders. Invesco is strongly committed to a comprehensive ESG effort across the firm, and views it as an important agent of change in driving a holistic perspective on the investment industry's role in creating value. The firm's recognized track record provides a strong foundation on which to build and which will support its ESG ambitions. For the last four consecutive years, Invesco achieved an A+ rating from the PRI (Principles for Responsible Investment) for its strategy and governance. The firm also continued its strong history of innovation in this important area by launching a number of ESG-related products in 2020.

Evolving our Board composition. The Board remains committed to recommending to shareholders a slate of directors which is well-equipped to oversee the company and effectively represent the interests of shareholders. This includes ensuring an appropriate balance of diversity, expertise, experience and continuity, as well as fresh perspectives.

In late 2020, the Board welcomed three new members. Nelson Peltz and Edward P. Garden joined as representatives of Trian Fund Management, in conjunction with Trian's significant investment in Invesco. Thomas M. Finke, formerly of Barings, a subsidiary of MassMutual, which is Invesco's largest shareholder, joined at the same time. The additions of Mr. Peltz, Mr. Garden and Mr. Finke recognize their significant domestic and international board and industry experience, and valuable perspective as major shareholders of Invesco. Their prior significant experiences in asset management give them a deep understanding of the substantial growth opportunities within this industry. We are very pleased to have them as colleagues on the Invesco Board.

In addition, as noted later in this proxy statement, the Board is pleased to nominate Paula Tolliver for election to the Board at the May Annual General Meeting. Ms. Tolliver brings in-depth experience in technology and global business operations, and we look forward to welcoming her to our Board.

I would also like to take this opportunity to express the Board's deep appreciation to Rod Canion, who retired from the Board in December 2020 after 23 years of service. Mr. Canion provided invaluable insights and perspective to the Board throughout his years of service, leveraging his experience as co-founder and CEO of Compaq Computer Corp.

Annual General Meeting Invitation. You are cordially invited to attend the 2020 Annual General Meeting of Shareholders of Invesco Ltd., which will be held virtually on Thursday, May 13, 2021, at 1 p.m. ET.

Your vote is important, and we encourage you to vote promptly. Regardless of whether you can attend the Annual General Meeting, please follow the instructions contained in the Notice of Internet Availability of Proxy Materials ("Notice") on how to vote via the Internet or the toll-free telephone number, or request a paper proxy card to complete, sign and return by mail so that your shares may be voted.

Your Board's conviction regarding Invesco's opportunity within the asset management business remains as strong as ever, as does our confidence in the Invesco team. On behalf of the Board of Directors, I extend our appreciation for your continued support.

Yours sincerely,

G. Richard Wagoner, Jr
Chairperson

A letter to our shareholders from our President and CEO



Martin Flanagan
has been President and Chief Executive Officer of our company and a director since 2005

Dear Fellow Shareholder,

Thank you, as always, for your continued support as a shareholder in our firm. I'd also like to express our deep appreciation to our clients and employees for their continued support in these extraordinary times. Our Board of Directors, leadership and more than 8,000 employees are dedicated to helping clients across the globe meet their investment objectives while generating value for our shareholders.

The past year provided many new challenges for the industry as COVID-19 swept across the globe, changing the way we interact with our families, our colleagues and our clients. Throughout 2020, we focused on executing our long-term strategy while supporting our employees and clients, finding new ways of working and achieving our purpose of helping people get more out of life.

The real story of 2020 for Invesco is how we came together as an organization under the most challenging circumstances to ensure the safety and well-being of our employees and help clients meet their investment objectives while advancing the organization's ability to meet key client demand trends that will drive our success going forward.

A look back at 2020: Further positioning Invesco for future success
Despite the challenges we encountered, we made significant advances in a number of key areas in 2020. Specifically, we:
- Prioritized the health and safety of our employees as we transitioned 99% of our firm to a productive work-from-home environment while remaining highly focused on our clients and our business;
- Maintained strong investment performance across our global business in areas of high demand and worked to address other capabilities where we saw under-performance;
- Materially advanced our digital engagement with clients, which further improved our ability to meet their desired outcomes;
- Undertook a comprehensive strategic evaluation of our business to further enhance client outcomes, improve our ability to drive organic growth, reduce complexity and streamline our operating environment. Through this evaluation, we are investing in key areas of growth, including ETFs, Fixed Income, China, Solutions, Alternatives and Global Equities, while identifying and executing permanent improvements in our expense base that will ultimately result in net cost savings of $200 million; and
- Led a public call to action on social injustice by leaders and employees, and stepped up our Diversity and Inclusion efforts.

Combined, this work of further building our business allowed us to weather challenges in the first half of the year while supporting the strengthening of our operating results in the second half of 2020[1]:
- We achieved strong performance in several key growth areas, particularly Fixed Income and Global Equities, including Emerging Markets, and Asian Equities;
- Invesco ended the year with record assets under management of $1,349.9 billion, up from $1,226.2 billion in AUM at the end of 2019;
- Following net outflows of $33.3 billion in the first half of the year, we achieved six straight months of net long-term inflows totaling nearly $18 billion in the second half of 2020;
- Retail flows significantly improved in the second half of the year, and our solutions-enabled institutional pipeline remains near record levels;
- We saw strong net inflows in Asia Pacific totaling more than $17 billion in the second half of the year, with improving flows in EMEA and the Americas in the same timeframe;
- Global ETF AUM grew to a record $345 billion, and the firm introduced several innovations to the market, including the expansion of the QQQ suite of products, and the launch of non-transparent active funds, ESG/Sustainable strategies and others; and
- We improved balance sheet liquidity and flexibility after making the difficult decision to reduce the quarterly common stock dividend in April 2020 during the height of pandemic uncertainty.

Our work over the past year further enhanced the firm's ability to anticipate, understand and meet client needs, while strengthening our effectiveness and efficiency, and achieving greater economies of scale that will enable us to provide a higher level of value to clients and further improve our competitive position. We believe our efforts to further deepen client relationships through the pandemic, continued investment in our key growth areas and the additional operating efficiency we achieved in 2020 will meaningfully enhance our ability to grow our business, compete and win as efforts to mitigate the pandemic progress in 2021.

Building a strong foundation for 2021 and beyond
The events of the past year challenged us to re-examine long-term trends in our industry and our beliefs about the future. A few of our beliefs have evolved, but the overall direction remains the same. If anything, the pandemic has accelerated many of the macro trends impacting our business. In particular:
- Clients are seeking deeper relationships with fewer trusted managers and looking for best-in-class solutions providers;
- We're operating in a new normal of "digital everything" that is changing the relationship among investment managers, intermediaries and end-clients;
- Although the US remains the largest asset management market, China and emerging markets will drive growth in the future; and
- Client demand for outcomes using a combination of active, passive and alternative capabilities continues to grow at a rapid pace.

Combined, the challenges and opportunities in our industry continue to widen the gap between global, increasingly scaled firms like Invesco and those that will struggle as these trends further accelerate in 2021 and beyond.

Invesco operates in a $100 trillion industry[2] that we anticipate will continue to grow. We also have a clear understanding of how client demand is evolving and where it's headed. Over the past decade, we've been highly focused on investing ahead of shifts in client demand, putting us in a very strong position to take advantage of key industry tailwinds in the future.

As a result, we now have a strong and highly diversified set of capabilities aligned to client demand trends, with leadership positions in key markets across the globe.
- Our ETF platform is the fourth-largest in the world, and we are a global leader in factors with a 36-year track record of innovation [3];
- We have a highly competitive private markets platform, with strong positions in real estate, bank loans and distressed credit capabilities [4];
- We provide a suite of fully scaled fixed income, global and emerging market capabilities with consistently strong performance [5];
- We have a market-leading Solutions business that brings the full power of our investment capabilities to clients; and
- Our #1 leadership position among onshore providers in China (Z-Ben Advisors 2020 China rankings of top foreign firms in China, published April 2020), the world's fastest-growing market, builds on a 40-year legacy of success in the Asia Pacific region.

These capabilities also define key areas of focus for the firm in 2021. Market-leading capabilities with high demand and strong performance form the core of our go-to-market efforts and will help drive value creation within the business. As importantly, we'll also continue to strengthen those areas of our business that enable growth, including our highly competitive digital efforts, investment solutions, asset allocation offerings and our ESG capabilities.

Looking to the future

I'd like to express our deep appreciation to the Invesco Ltd. Board for their proactive engagement in the business and their continued support. Their significant expertise and experience proved invaluable through the challenges of 2020 and will help us achieve the true potential of our firm going forward.

We're confident that we have the talent, the capabilities, the resources and the momentum to drive the firm's future growth and success for the benefit of clients, while creating value for shareholders. We're optimistic about the prospects for the global economy in the year ahead and look forward to taking our business forward on behalf of our valued shareholders in 2021 and beyond.

Regards,



Marty Flanagan
President and CEO

Disclosures

1 Source: All data Invesco data as of December 31, 2020. See the firm's most recent presentation of operating results at www.invesco.com/corporate for full disclosures related to the figures provided.

2 Source: IVZ, CS Market, Opportunity Model. Data as of December 31, 2019. Includes money market AUM.

3 Source: Invesco ETFs Strategy & Research, as of December 31, 2020.

4 Source: Invesco data. See the firm's presentation of fourth-quarter operating results at www.invesco.com/corporate for full disclosures related to the figures provided.

5 Source: Invesco data as of December 31, 2020. Includes actively managed fixed income, money market and stable value funds.

Notice of 2021 Annual Meeting of Shareholders

Date and time

Thursday, May 13, 2021, at 1:00 p.m., Eastern Time

Place

Virtual Meeting www.meetingcenter. io/293405929 For details on how to participate in the virtual meeting, see "How do I attend the Annual General Meeting" on page 85

Voting methods

Internet
Visit the web site listed on your Notice

Telephone
Call the telephone number listed on your Notice

Mail
Sign, date and return a requested proxy card

Virtually
Attend the virtual Annual General Meeting

Items of business		Board voting recommendation
1	To elect twelve (12) directors to the Board of Directors to hold office until the annual general meeting of shareholders in 2022	⊘ FOR
2	To hold an advisory vote to approve the company's executive compensation	⊘ FOR
3	To amend and restate the Invesco Ltd. 2016 Global Equity Incentive Plan to increase the number of shares authorized under the plan	⊘ FOR
4	To appoint PricewaterhouseCoopers LLP as the company's independent registered public accounting firm for the year ending December 31, 2021	⊘ FOR
5	To consider and act upon such other business as may properly come before the meeting or any adjournment thereof	

Who can vote

Only holders of record of Invesco Ltd. common shares on March 15, 2021 are entitled to notice of, to attend and vote at the virtual Annual General Meeting and any adjournment or postponement thereof. Beginning on March 26, 2021, we mailed a Notice of Internet Availability of Proxy Materials containing instructions on how to access this Proxy Statement and our Annual Report via the Internet to eligible shareholders.

During the virtual Annual General Meeting, the audited consolidated financial statements for the year ended December 31, 2020 of the company will be presented.

By order of the Board of Directors,

Kevin M. Carome
Company Secretary
March 26, 2021

Proxy statement

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Invesco Ltd. ("Board" or "Board of Directors") for the virtual Annual General Meeting to be held on Thursday, May 13, 2021, at 1:00 p.m. Eastern Time. Please review the entire Proxy Statement and the company's 2020 Annual Report on Form 10-K before voting. In this Proxy Statement, we may refer to Invesco Ltd. as the "company," "Invesco," "we," "us" or "our."

Voting roadmap

Proposal

1

Election of directors

Diversity
of our director nominees:







25% are women

17% reside outside of the U.S.

**42% - 0-3 yrs
33% - 4-10 yrs
25% - 10+ yrs
Tenure**

- 11 of our 12 nominees are independent
- We have an independent chair of the Board
- Our independent directors meet regularly without management present
- All of our Board committees are composed exclusively of independent directors
- Our Board has principal responsibility for oversight of the company's risk management process and understanding of the overall risk profile of the company
- Directors are elected for a 1-year term

Qualifications, skills and experience


**92%
Executive leadership**


**92%
Strategy and execution**


**75%
International experience**


**67%
Industry Experience**


**33%
Accounting and financial reporting**


**25%
Technical - government, legal, regulatory, and technology**

 FOR

Recommendation of the Board of Directors
The board of directors unanimously recommends a vote "FOR" the election to the board of each of the director nominees.

Proposal 2

Advisory vote on the compensation paid to our named executive officers

Invesco's executive compensation program is designed to align executive compensation with the long-term interests of our shareholders. Our compensation program uses a company scorecard to measure our financial performance, how we deliver to clients and our organizational strength. Our compensation committee assesses the company's quantitative performance through the company scorecard and qualitative individual achievements to determine each executive's incentive compensation. The pay determination process reinforces our shareholder value framework.

Pay for 2020 is aligned with performance, reflecting a year of challenged financial performance due to the COVID-19 pandemic, a challenging industry environment and only partially achieving our 2020 goals, offset by management's response to COVID-19 for our employees and clients and, later in the year, the return of positive flows and improved investment performance.

2020 Financial performance (year-over-year change)[1]

Adjusted operating income[2]	Adjusted operating margin[2]	Adjusted diluted EPS[2]	Ending AUM
$1.7 billion	**37.0%**	**$1.93**	**$1.35T**
(+0.5%)	(-0.5 percentage point)	(-24%)	(+10%)



Martin L. Flanagan
President and CEO

2020 CEO Compensation

Mr. Flanagan is President and CEO. He develops, guides and oversees execution of Invesco's long-term strategic priorities to deliver value for clients and shareholders over the long-term.

Mr. Flanagan's total compensation is down 9.4% from 2019. The committee decided that Mr. Flanagan's total incentive compensation should be $10.31 million, which is 76.4% of his 2020 incentive target.

Total CEO pay decreased **9.4%** from 2019	**93%** of CEO's 2020 pay is variable	**60%** of CEO's 2020 equity is performance-based

Further information regarding executive compensation begins on Page 32 of this Proxy Statement.

 FOR

Recommendation of the Board of Directors
The board of directors unanimously recommends a vote "FOR" the approval of the compensation of our named executive officers.

---

1 Financial results for 2019 include approximately 7 months of OppenheimerFunds financial results compared to 2020, which include 12 months of OppenheimerFunds financial results.
2 Adjusted financial measures are all non-GAAP financial measures. See the information in **Appendix A** regarding Non-GAAP financial measures.

Proposal

3

Approval of the amended and restated Invesco Ltd. 2016 global equity incentive plan

The amended and restated Invesco Ltd. 2016 Global Equity Incentive Plan will increase the number of shares authorized under the plan.

Why we support the proposal
The Equity Plan:
- Is key to our attracting and retaining top talent
- Enables us to align the long-term interests of our associates with those of our shareholders

 FOR

Recommendation of the Board
The board of directors unanimously recommends a vote "FOR" the approval of the equity plan.

Proposal

4

Ratification of the appointment of PricewaterhouseCoopers LLP as the company's independent registered public accounting firm for 2021

The Audit Committee and the Board believe that the continued retention of PwC as our independent registered public accounting firm is in the best interest of the company and our stockholders.

 FOR

Recommendation of the Board
The board of directors unanimously recommends a vote "FOR" the appointment of PwC as the company's independent registered public accounting firm for the year ending December 31, 2021.

Contents

Proxy statement summary

2020 presented many challenges for Invesco, our industry and global financial markets as a result of the COVID-19 pandemic. The impact of the pandemic, investment performance challenges in some of our strategies and disappointing flows negatively impacted the company. However, our response to the pandemic for our employees and clients and, later in the year, the return to positive flows and improved investment performance allowed us to partially achieve our 2020 goals.

2020 Financial performance (year-over-year change)[1]

Adjusted operating income[2]	Adjusted operating margin[2]	Adjusted diluted EPS[2]	Ending AUM
$1.7 billion	**37.0%**	**$1.93**	**$1.35T**
(+0.5%)	(-0.5 percentage point)	(-24%)	(+10%)

Our firm 2020 highlights

 Investment performance continued to be strong in high demand capabilities, including Fixed Income, Global Equities, including Emerging Markets Equities, and Asian Equities.

 Following long-term net outflows of $33.3 billion in the first half of the year, we achieved six straight months of long-term net inflows totaling nearly $18 billion in the second half of 2020, including progress made across channels, geographies and asset classes and ended the year with record assets under management of $1,350 billion.

The long-term net inflows in our retail channel significantly improved in the second half of the year and our solutions-enabled institutional pipeline remains near record level.

In Asia Pacific, we saw net inflows of over $17 billion in the second half of 2020, our net flows in the Americas and EMEA are improving, and we saw robust long-term net inflows into our fixed income capabilities.

 We took action during the year to improve our financial position and flexibility. Following the dividend reduction in April, we made progress in improving our balance sheet cash position and reduce our credit facility balance to zero at the end of the year.

We embarked upon a strategic evaluation of the business, focusing on four key areas:

Our organizational model	**Our real estate footprint**
Management of third-party spend	**Technology and operations efficiency**

1 Financial results for 2019 include approximately 7 months of OppenheimerFunds financial results compared to 2020, which include 12 months of OppenheimerFunds financial results.

2 Adjusted financial measures are all non-GAAP financial measures. See the information in **Appendix A** regarding Non-GAAP financial measures.

Looking forward

We expect the strategic evaluation discussed above will reduce our annual operating expenses by a net $200 million by the end of 2022, providing us with opportunities to continue to invest in key growth areas:

ETFs	**Alternatives**	**Solutions**
China	**Fixed income**	**Global equities**

With the investments we have made into our key capabilities over the last decade and our most recent efforts to better align the organization with our strategy, we believe that we have the talent, capabilities, resources and momentum to drive our future growth and success.

Governance highlights

Board refreshment
- Added 3 new directors to the Board in 2020 and one new nominee for 2021.
- Increased Board diversity over the past 5 years.
- Directors may not stand for election after age 75 unless the Board determines there is a good reason to make an exception to this policy.

Independence
- 10 of our 11 current directors and 11 of our 12 director nominees are independent.
- Our chief executive officer is the only management director.
- All of our Board committees are composed exclusively of independent directors.

Independent Chair
- We have an independent Chair of our Board of Directors, selected by the independent directors.
- The Chair serves as liaison between management and the other independent directors.

Board oversight of risk management
- Our Board has principal responsibility for oversight of the company's risk management process and understanding of the overall risk profile of the company.

Accountability
- Directors are elected for a one-year term.
- A meeting of shareholders may be called by shareholders representing at least 10% of our outstanding shares.

Board practices
- Our Board annually reviews its effectiveness as a group with a questionnaire and confidential and private one-on-one interviews coordinated by an independent external advisor that reports results of the annual review in person to the Board.
- Nomination criteria are adjusted as needed to ensure that our Board as a whole continues to reflect the appropriate mix of skills and experience.

Executive sessions
- The independent directors regularly meet in private without management.
- The Chair presides at these executive sessions.

Share ownership requirements
- We require directors and executives to maintain an ownership level of our stock.

Our Directors and their qualifications

- Director nominees are highly qualified and have the significant leadership and professional experience, knowledge and skills necessary to provide effective oversight and guidance for Invesco's global strategy and operations.
- Director nominees represent diverse views, experiences and backgrounds.
- Director nominees possess the characteristics that are essential for the proper functioning of our Board.
- Tenure of the members of our Board of Directors provides the appropriate balance of expertise, experience, continuity and perspective to our board to serve the best interests of our shareholders.
- As the Board considers new director nominees, it takes into account a number of factors, including nominees that have skills that will match the needs of the company's long-term global strategy and will bring diversity of thought, global perspective, experience and background to our Board.
- While the Board has no formal policy regarding diversity, as the Board reviews its needs for additional directors, the Board routinely considers gender, ethnic and other diversity factors.
- For more information on our director nomination process, see **Information about Director Nominees—Director Recruitment**.

Director nominees highlights

Average tenure

6
years

Average age

65
years

Director nominees composition



25%
are female



17%
reside outside
of the U.S.

Director nominees tenure



42% - 0-3 years
33% - 4-10 years
25% - 10+ years

Director nominees independence



92%
are independent

Our Board considers new ideas and perspectives important components of a well-functioning board. We consider candidates with diverse capabilities, including one or more of those listed below.

Executive leadership   **92%**

Directors with senior leadership and executive management backgrounds bring valuable practical experience to our Board, providing insights into challenging issues while remaining focused on our strategic initiatives

International experience   **75%**

We invest and provide products globally, making international experience an important perspective to our Board

Industry experience   **67%**

A key to our success is our ability to provide asset management excellence and directors with backgrounds in the financial services industry and capital markets help provide oversight of our strategy

Strategy and execution   **92%**

Directors with experience developing and executing a strategic direction for an entity assist the Board in providing oversight of the Company's strategy in a rapidly evolving business environment

Accounting and financial reporting   **33%**

We are subject to complex financial reporting obligations and we benefit from having directors with strong accounting and financial reporting experience

Technical - government, legal, regulatory and technology   **25%**

Substantive government, legal, regulatory and technology experience on our Board offers us valuable insights into the environment in which we operate and the implications to our business

Board of Directors

Nominee biographies



Sarah E. Beshar
Non-executive director

Age	Tenure
62	4 Years

Committees:
- Audit
- Compensation
- Nomination and Corporate Governance (Chair)

Qualifications:
- Industry expertise
- International experience
- Technical - government, legal, regulatory and technology

Sarah E. Beshar

Sarah Beshar has served as a non-executive director of our company since 2017 and has been an attorney with Davis Polk & Wardwell LLP for over 30 years. She joined the firm in 1986 and was named a partner in the Corporate Department in 1994. During more than three decades as a corporate lawyer, Ms. Beshar has advised Fortune 500 companies on an array of legal and governance issues. She also served in a number of management roles at the firm, including as the lead partner of one of the firm's largest financial services clients from 2008 to 2015. She presently serves as Senior Counsel at the firm.

Ms. Beshar is a member of the corporate board of Lincoln Center, a conservation fellow of the Whitney Museum and a trustee of the Episcopal Charities (New York). In 2018, she was appointed a Director of the Board of the U.S. Asia Center, Australia's preeminent foreign policy and trade think tank and in 2020, she was appointed a director of the American Australian Association, a privately funded organization dedicated to cooperation between the U.S. and Australia. Ms. Beshar graduated from the University of Western Australia with a B.A. in Law and Jurisprudence in 1981. Ms. Beshar also graduated from Oxford University in 1984 with a Bachelor of Civil Law degree from Magdalen College. She was awarded an Honorary Doctorate in Law from the University of Western Australia in 2015.

Director qualifications
- **Relevant global industry experience:** As a member of her firm's capital markets practice, as an advisor to some of the largest global companies, and with significant experience in the development of new financial products, Ms. Beshar has broad exposure and experience to the issues in our industry.
- **Legal and regulatory expertise:** Ms. Beshar has over three decades of experience as a corporate lawyer and strategic advisor on the legal issues facing large financial services companies such as Invesco. Ms. Beshar has significant experience in U.S. and global capital markets transactions, as well as securities, compliance, and corporate governance issues. In addition, Ms. Beshar led large teams at Davis Polk advising global financial institutions on complex investment products for both retail and institutional investors. The breadth of Ms. Beshar's background is particularly helpful to the Board of Directors of Invesco as it assesses the legal and strategic ramifications of key business priorities and initiatives.



Thomas M. Finke
Non-executive director

Age	Tenure
57	<1 Year

Committees:
- Audit
- Compensation
- Nomination and Corporate Governance

Qualifications:
- Executive leadership
- Industry expertise
- International experience
- Strategy and execution

Thomas M. Finke

Mr. Finke has served as a non-executive director of our company since December 2020. Mr. Finke served as Chairman and Chief Executive Officer of Barings from 2016 through November 2020 when he retired. He joined Barings predecessor Babson Capital Management in June 2002 when Babson acquired First Union Institutional Debt Management. Mr. Finke was appointed Chairman and CEO of Babson Capital in December of 2008, and also served as EVP and CIO of Massachusetts Mutual Life Insurance Company from December 2008 until May 2011. He earned a Master of Business Administration degree from Duke University's School of Business and a bachelor's degree from the University of Virginia's McIntire School of Commerce.

Director qualifications
- **Executive leadership:** Mr. Finke 's service as Chairman and CEO of Barings, an international investment management firm with over $300 billion of assets under management, and his other executive positions throughout his career provide Mr. Finke with an astute understanding of the skills needed for exemplary leadership and management that will benefit our Board.
- **Industry experience:** Mr. Finke's 34-year financial career has included roles in both the banking and investment management industries providing him with an extensive knowledge of the investment management industry.



Martin L. Flanagan
President and CEO

Age
60

Tenure
16 Years

Qualifications:
- Executive leadership
- Industry experience
- International experience
- Accounting and financial reporting
- Strategy and execution

Martin L. Flanagan

Martin Flanagan has been a director and President and Chief Executive Officer of Invesco since 2005. He is also a trustee and vice-Chair of the Invesco Funds (the company's U.S. open- and closed-end funds). Mr. Flanagan joined Invesco from Franklin Resources, Inc., where he was president and co-chief executive officer from 2004 to 2005. Previously, he held numerous positions of increasing responsibility at Franklin — co-president, chief operating officer, chief financial officer and senior vice president – from 1993 to 2003. Mr. Flanagan served as director, executive vice president and chief operating officer of Templeton, Galbraith & Hansberger, Ltd., before its acquisition by Franklin in 1992. Before joining Templeton in 1983, he worked with Arthur Andersen & Co. He serves as Trustee of Southern Methodist University (SMU) and as a member of the executive board at the SMU Cox School of Business.   He serves as Chair of Engage Ventures, an innovation platform bringing together Atlanta-based corporations to support startups. He sits on the Executive Council for the Metro Atlanta Chamber and served as 2020 MAC Chair. He is a member of the Executive Committee for the Investment Company Institute, and formerly served as Chair and on the Board of Governors for ICI. He serves as a Board member of the Atlanta Committee for Progress and is a former ACP Chair. Mr. Flanagan is a CFA charterholder and a certified public accountant. He earned a B.A. and B.B.A. from Southern Methodist University (SMU).

Director qualifications
- **Executive leadership, relevant industry experience:** Mr. Flanagan has spent over 30 years in the investment management industry, including roles as an investment professional and a series of executive management positions in business integration, strategic planning, technology and investment operations, and finance. Through his decades of leadership and involvement, including as former Chair of our industry's principal trade association, the Investment Company Institute, he has amassed a broad understanding of the larger context of investment management.
- **Accounting and financial reporting expertise:** Mr. Flanagan obtained extensive financial accounting experience with a major international accounting firm and served as chief financial officer of Franklin Resources. He is a chartered financial analyst and certified public accountant.



Edward P. Garden
Non-executive director

Age
59

Tenure
<1 Year

Committees:
- Compensation
- Nomination and Corporate Governance

Qualifications:
- Executive leadership
- Industry expertise
- Strategy and execution
- Accounting and financial reporting

Edward P. Garden

Ed Garden has served as a non-executive director of our company since November 2020 and has been Chief Investment Officer and a Founding Partner of Trian Fund Management, L.P. since its inception in 2005. Previously, Mr. Garden served as Vice Chairman and a director of Triarc Companies, Inc., where he was also head of corporate development. Prior to joining Triarc, Mr. Garden was a Managing Director of Credit Suisse First Boston, where he served as a senior investment banker and BT Alex Brown, where he was co-head of Equity Capital Markets. Mr. Garden received a B.A. from Harvard College.

Director qualifications
- **Executive leadership, Industry experience:** Mr. Garden has over 25 years of experience in advising, financing, operating and investing in companies, including several in the asset management industry. Mr. Garden has worked with management teams and boards to implement growth initiatives as well as operational, strategic and corporate governance improvements. Mr. Garden brings a network of relationships with institutional investors and investment banking/capital markets experience to the Board. In October 2014, Mr. Garden was named to CNBC's Next List, composed of 100 next generation trailblazers expected to change the face of business over the next 25 years.
- **Public company board experience:** Mr. Garden is currently a director of General Electric Company, where he is a member of the Management Development & Compensation Committee. Mr. Garden previously served as a director of The Wendy's Company, Family Dollar Stores, Inc., Pentair plc, The Bank of New York Mellon Corporation and Legg Mason, Inc.



William F. Glavin, Jr.
Non-executive director

Age
62

Tenure
2 Years

Committees:
- Audit
- Compensation
- Nomination and Corporate Governance

Qualifications:
- Executive leadership
- Industry experience
- Strategy and execution

William F. Glavin, Jr.

William ("Bill") F. Glavin, Jr. has served as a non-executive director of our company since 2019 and is nominated pursuant to a shareholder agreement with Massachusetts Mutual Life Insurance Company described on pages 68-70. Mr. Glavin served as vice chairman of MM Asset Management Holding LLC from 2015 until his retirement in 2017. Previously, Mr. Glavin served as chair of OppenheimerFunds Inc., ("OppenheimerFunds"), from 2009 to 2015, as chief executive officer from 2009 to 2014, and as president from 2009 to 2013. Prior to joining OppenheimerFunds Inc., Mr. Glavin held several senior executive positions at MassMutual Financial Group, including co-chief operating officer from 2007 to 2008 and executive vice president, U.S. Insurance Group from 2006 to 2008. He served as president and chief executive officer of Babson Capital Management LLC ("Babson"), from 2005 to 2006, and chief operating officer of Babson from 2003 to 2005. Prior to joining MassMutual, Mr. Glavin was president and chief operating officer of Scudder Investments from 2000 to 2003. Mr. Glavin held senior positions at the Dreyfus Corporation, the Boston Company, State Street Bank and Trust Company, and Procter & Gamble. Mr. Glavin earned a B.A. from the College of the Holy Cross.

Director qualifications
- **Executive leadership, relevant industry experience:** Mr. Glavin served five years as chief executive officer of OppenheimerFunds and has over 20 years of experience in the asset-management industry.
- **Global business experience:** Mr. Glavin's experience as an executive of OppenheimerFunds and MassMutual has provided him with a global perspective that benefits our Board and our Management.
- **Public company board experience:** Mr. Glavin serves as a member of the board of directors of LPL Financial Holdings Inc. (audit and nominating and corporate governance committees).



C. Robert Henrikson
Non-executive director

Age
73

Tenure
9 Years

Committees:
- Audit
- Compensation (Chair)
- Nomination and Corporate Governance

Qualifications:
- Executive leadership
- Industry expertise
- International experience
- Strategy and execution

C. Robert Henrikson

Robert Henrikson has served as a non-executive director of our company since 2012. Mr. Henrikson was president and chief executive officer of MetLife, Inc. and Metropolitan Life Insurance Company from 2006 through 2011, and he served as a director of MetLife, Inc. from 2005, and as Chairman from 2006 through 2011. During his more than 39-year career with MetLife, Inc., Mr. Henrikson held a number of senior positions in that company's individual, group and pension businesses. He currently serves on the Bipartisan Policy Center's Commission on Retirement Security and Personal Savings and the Board of Directors of the Bipartisan Center. Mr. Henrikson is a former Chairman of the American Council of Life Insurers, a former Chairman of the Financial Services Forum and a director emeritus of the American Benefits Council. Mr. Henrikson also serves as Chairman of the board of the S.S. Huebner Foundation for Insurance Education, as a trustee emeritus of Emory University and of Americares. Mr. Henrikson earned a bachelor's degree from the University of Pennsylvania and a J.D. degree from Emory University School of Law. In addition, he is a graduate of the Wharton School's Advanced Management Program.

Director qualifications
- **Executive leadership, relevant industry experience:** Mr. Henrikson's more than 39 years of experience in the financial services industry, which includes diverse positions of increasing responsibility leading to his role as chief executive officer of MetLife, Inc., have provided him with an in-depth understanding of our industry.
- **Public company board experience:** Mr. Henrikson served on the Board of Directors of Swiss Re from 2012 to 2018. Until 2011, Mr. Henrikson served as the Chair of the board of MetLife, Inc.



Denis Kessler
Non-executive director

Age
69

Tenure
19 Years

Committees:
• Compensation
• Nomination
  and Corporate
  Governance

Qualifications:
• Executive leadership
• Industry expertise
• International experience
• Strategy and execution

Denis Kessler

Denis Kessler has served as a non-executive director of our company since 2002. Mr. Kessler has served as Chairman and chief executive officer of SCOR SE since 2002. Prior to joining SCOR, Mr. Kessler was Chairman of the French Insurance Federation, senior executive vice president and member of the executive committee of the AXA Group and executive vice chairman of the French Business Confederation. Mr. Kessler is a Fellow of the French Institute of Actuaries and holds a PhD in economics and is a graduate of Ecole des Hautes Etudes Commerciales (HEC Paris). In addition, he holds honorary degrees from the Moscow Academy of Finance and the University of Montreal.

While Mr. Kessler is currently the CEO and Chair of a public company and serves as an outside director of two public companies (Invesco and BNP Paribas), he has demonstrated a continued commitment to Invesco. SCOR has announced that Mr. Kessler will transition from his role a CEO of SCOR SE in 2022, but he will continue to serve as SCOR SE's Chairman of the Board of Directors after that time. Mr. Kessler's unique perspective, fueled by his experience as an economist, his diverse international business experience and current position with a major global reinsurance company, significantly enhances the skill set of our Board of Directors by providing, among other things, valuable insight into both the investment management industry's macro-economic positioning over the long-term across multiple geographies as well as our company's particular challenges within that industry. The fact that his current position and experience is in a similar industry as the company, combined with his 19 years of service on our Board, allows Mr. Kessler to quickly achieve a sophisticated understanding of the issues to be addressed by the company and its industry.

In addition, his commitment is reflected by his attendance during 2020 at all of Invesco's Board of Director's meetings and all of the Board's Committees on which he serves. Importantly, during 2020 and 2021's unprecedented COVID-19 pandemic, which could be viewed as a global crisis and a material event for Invesco as a global company, Mr. Kessler's dedication to the company and its Board strengthened despite other demands placed upon him during these unprecedented times.

Director qualifications
• **Executive leadership, relevant industry experience:** Mr. Kessler's experience as an economist and chief executive of a major global reinsurance company have combined to give him valuable insight into both the investment management industry's macro-economic positioning over the long-term as well as our company's particular challenges within that industry.
• **Global business experience:** Mr. Kessler's experience as a director of a variety of international public companies in several industries over the years enables him to provide effective counsel to our Board on many issues of concern to our management.
• **Public company board experience:** Mr. Kessler currently serves on the boards of SCOR SE and BNP Paribas SA (accounts committee (president)). He previously served on the boards of directors of Bollore from 1999 until 2013, Fonds Strategique d'Investissement from 2008 until 2013 and Dassault Aviation from 2003 until 2014.



Nelson Peltz
Non-executive director

Age
78[1]

Tenure
<1 Year

Committees:
• Nomination and Corporate Governance

Qualifications:
• Executive leadership
• Industry experience
• Strategy and execution

Nelson Peltz

Nelson Peltz has served as a non-executive director of our company since November 2020 and has been Chief Executive Officer and a Founding Partner of Trian Fund Management, L.P. since its inception in 2005. From April 1993 through June 2007, Mr. Peltz served as Chairman and Chief Executive Officer of Triarc Companies, Inc. Mr. Peltz was Chairman and Chief Executive Officer and a director of Triangle Industries, Inc. from 1983 until December 1988.

Mr. Peltz is Honorary Co-Chairman of the Board of Trustees and Chairman of the Board of Governors of the Simon Wiesenthal Center. In addition, he is a member of the Board of Overseers of the Weill Cornell Medical College and Graduate School of Medical Sciences, a member and trustee of NewYork-Presbyterian Hospital, a member and governor of NewYork-Presbyterian Foundation, Inc., a member of the Board of Overseers of The Milken Institute, a member of the Honorary Board of Directors of the Prostate Cancer Foundation (formerly known as CaP CURE), a member of the Intrepid Advisory Council, a former member of the Board of Trustees of the Intrepid Museum Foundation and a member of the Board of Directors of the Avon Old Farms School. Mr. Peltz attended The Wharton School of the University of Pennsylvania.

Director qualifications
• **Executive leadership, Industry experience:** Mr. Peltz has over 40 years of business and investment experience and has served as chairman and chief executive officer of public companies for over 20 years. Throughout his professional career, he has developed extensive experience working with management teams and boards, as well as acquiring, investing in and building companies and implementing operational improvements at the companies with which he has been involved, including several in the asset management industry. Mr. Peltz also brings an institutional investor perspective to the Board.
• **Public company board experience:** Mr. Peltz serves as the non-executive Chairman of The Wendy's Company and serves on the boards of The Procter & Gamble Company, Sysco Corporation, and Madison Square Garden Sports Corp.[2] He previously served as a director of H. J. Heinz Company, Legg Mason, Inc., Ingersoll-Rand plc, MSG Networks Inc. and Mondelēz International, Inc. Mr. Peltz was recognized by The National Association of Corporate Directors in 2010, 2011 and 2012 as among the most influential people in the global corporate governance arena.

---

1 Mr. Peltz's experience as CEO and Founding Partner of Trian Fund Management, L.P. is highly valuable to the Board and the Company. The Board therefore determined that these were special circumstances that warranted an exception to the age limits set forth in the Corporate Governance Guidelines and voted to nominate Mr. Peltz for election.
2 Mr. Peltz has advised us that he currently expects to reduce the number of other boards on which he serves from four to three by the end of 2021.



Sir Nigel Sheinwald
Non-executive director

Age
67

Tenure
6 Years

Committees:
• Audit
• Compensation
• Nomination and Corporate Governance

Qualifications:
• Executive leadership
• Technical - government, legal, regulatory and technology
• International experience
• Strategy and execution

Sir Nigel Sheinwald

Sir Nigel Sheinwald has served as a non-executive director of our company since 2015. Sir Nigel was a senior British diplomat who served as British Ambassador to the United States from 2007 to 2012, before retiring from Her Majesty's Diplomatic Service. Previously, he served as Foreign Policy and Defence Adviser to the Prime Minister from 2003 to 2007 and as British Ambassador and Permanent Representative to the European Union in Brussels from 2000 to 2003. Sir Nigel joined the Diplomatic Service in 1976 and served in Brussels, Washington, Moscow, and in a wide range of policy roles in London. From 2014 to 2015, Sir Nigel served as the Prime Minister's Special Envoy on intelligence and law enforcement data sharing. Sir Nigel also serves as a senior advisor to the Universal Music Group and Tanium, Inc. and is a visiting professor at King's College, London. In addition, Sir Nigel serves on the Advisory Boards of the Ditchley Foundation, BritishAmerican Business and the Centre for European Reform. He is an Honorary Bencher of the Middle Temple, one of London's legal inns of court. Sir Nigel received his M.A. degree from Balliol College, University of Oxford, where he is now an Honorary Fellow.

Director qualifications
• **Global and governmental experience, executive leadership:** Sir Nigel brings unique global and governmental perspectives to the Board's deliberations through his more than 35 years of service in Her Majesty's Diplomatic Service. His extensive experience leading key international negotiations and policy initiatives, advising senior members of government and working closely with international businesses positions him well to counsel our Board and senior management on a wide range of issues facing Invesco. In particular, Sir Nigel's experience in the British government is a valuable resource for advising the Board with respect to the challenges and opportunities relating to regulatory affairs and government relations.
• **Public company board experience:** Sir Nigel currently serves on the Board of Directors of Royal Dutch Shell plc (Chair of the Safety, Environment and Sustainability Committee and member of the Nomination and Succession Committee).



Paula C. Tolliver
Non-executive director nominee

Age
56

Committees:[1]
• Audit
• Compensation
• Nomination and Corporate Governance

Qualifications:
• Executive leadership
• International experience
• Strategy and execution
• Technical – government, legal regulatory and technology

Paula C. Tolliver

Paula C. Tolliver is a director nominee this year. She is the founder and principal of TechEdge, a consulting firm specializing in advising executive leadership on information technology strategies. Ms. Tolliver previously served as corporate vice president and chief information officer at Intel Corporation, a technology company, from 2016 to 2019. Prior to joining Intel, Ms. Tolliver served as corporate vice president of Business Services and chief information officer at The Dow Chemical Company (a wholly owned subsidiary of Dow, Inc.) from 2012 to 2016. Ms. Tolliver also led a services business for Dow Chemical, in addition to holding a variety of other roles in her 20 plus years with the company. She earned a bachelor's degree in Business Information Systems and Computer Science from Ohio University.

Director qualifications
• **Executive Leadership/Technical:** Ms. Tolliver has significant experience and expertise in the areas of information technology and innovation. In particular, she has expertise in driving business growth, digital transformation, advanced analytics, cyber security and operational excellence.
• **Public company board experience:** Ms. Tolliver has served as a director of C.H. Robinson Worldwide, Inc. since 2018 and currently serves as a member of the audit and compensation committees.

1 If elected to the Board, Ms. Tolliver will serve on the following committees.



G. Richard Wagoner, Jr.
Chair of the Board

Age
68

Tenure
8 Years

Committees:
- Audit
- Compensation
- Nomination and Corporate Governance

Qualifications:
- Executive leadership
- International experience
- Accounting and financial reporting
- Strategy and execution

G. Richard Wagoner, Jr.

G. Richard ("Rick") Wagoner, Jr. has served as Chair of our company since May 2019 and as a non-executive director of our company since 2013. Mr. Wagoner served as Chairman and chief executive officer of General Motors Corporation ("GM") from 2003 through March 2009, and had been president and chief executive officer since 2000. Prior positions held at GM during his 32-year career with that company include president and chief operating officer, executive vice president and president of North American operations, executive vice president, chief financial officer and head of worldwide purchasing, and president and managing director of General Motors do Brasil. Mr. Wagoner is a member of the board of directors of Excelitas Technologies, a privately-held company. In addition, he advises several financial firms, start-ups and early-stage ventures. Mr. Wagoner is a member of the Virginia Commonwealth University Board of Visitors, the Duke Kunshan University Advisory Board and the Duke University's Health System Board of Directors. In addition, he is a honorary member of the mayor of Shanghai, China's International Business Leaders Advisory Council. Mr. Wagoner received his B.A. from Duke University and his M.B.A. from Harvard University.

Director qualifications
- **Executive leadership, global business experience:** Mr. Wagoner brings to the Board valuable business, leadership and management insights into strategic direction and international operations gained from his 32-year career with GM.
- **Accounting and financial reporting expertise:** Mr. Wagoner also brings significant experience in public company financial reporting and corporate governance matters gained through his service with other public companies. He has been designated as one of our audit committee's financial experts, as defined under the rules of the Securities and Exchange Commission ("SEC").
- **Public company board experience:** Mr. Wagoner has served on the Board of Graham Holdings Company (audit committee) since 2010 and also currently serves on the Board of ChargePoint Holdings, Inc.



Phoebe A. Wood
Non-executive director

Age
67

Tenure
11 Years

Committees:
- Audit (Chair)
- Compensation
- Nomination and Corporate Governance

Qualifications:
- Executive leadership
- International
- Accounting and financial reporting
- Strategy and execution

Phoebe A. Wood

Phoebe Wood has served as a non-executive director of our company since 2010. She is currently a principal at CompaniesWood and served as vice chairman, chief financial officer and in other capacities at Brown-Forman Corporation from 2001 until her retirement in 2008. Prior to Brown-Forman, Ms. Wood was vice president, chief financial officer and a director of Propel Corporation (a subsidiary of Motorola) from 2000 to 2001. Previously, Ms. Wood served in various capacities during her tenure at Atlantic Richfield Company (ARCO) from 1976 to 2000. Ms. Wood currently serves on the boards of trustees for the Gheens Foundation and the American Printing House for the Blind (Chair). Ms. Wood received her A.B. degree from Smith College and her M.B.A. from the University of California Los Angeles.

Director qualifications
- **Executive leadership, global business experience:** Ms. Wood has extensive experience as both a director and a member of senior financial management of public companies in a variety of industries.
- **Accounting and financial reporting expertise:** Ms. Wood has significant accounting, financial and business expertise, which is valuable to our directors' mix of skills, and she has been designated as one of our audit committee's financial experts, as defined under the rules of the SEC.
- **Public company board experience:** Ms. Wood serves on the following boards: Leggett & Platt, Incorporated (audit (Chair) committee), Pioneer Natural Resources Company (compensation and leadership development and nominating and corporate governance (Chair) committees) and PPL Corporation (audit, executive and governance and nominating (Chair) committees).

Director independence

- In accordance with the rules of the New York Stock Exchange ("NYSE"), the Board has affirmatively determined that it is currently composed of a majority of independent directors, and that the following current directors and director nominee are independent and do not have a material relationship with the company: Sarah E. Beshar, Thomas M. Finke, Edward P. Garden, William F. Glavin, Jr., C. Robert Henrikson, Denis Kessler, Nelson Peltz, Sir Nigel Sheinwald, Paula C. Tolliver, G. Richard Wagoner, Jr. and Phoebe A. Wood.
- For a director to be considered independent, the Board must affirmatively determine that the director does not have any material relationship with the company either directly or as a partner, shareholder or officer of an organization that has a relationship with the company. Such determinations are made and disclosed according to applicable rules established by the NYSE or other applicable rules.
- As part of its independence determinations, the Board considers any direct or indirect relationship between a director (or an immediate family member of such director) and the company or any third party involved with the company. As part of its independence determinations with respect to director Sarah E. Beshar, the Board considered certain third-party transactions previously disclosed, which in total were significantly below the required independence thresholds.

Board meetings and annual general meeting of shareholders

- During the calendar year ended December 31, 2020, the Board held eleven meetings (not including committee meetings).
- Each director attended at least seventy-five percent (75%) of the aggregate of the total number of meetings held by the Board and all committees of the Board on which he or she served during 2020.
- All of our directors attended the 2020 Annual General Meeting. The Board does not have a formal policy regarding Board member attendance at shareholder meetings.
- The non-executive directors (those directors who are not officers or employees of the company and who are classified as independent directors under applicable NYSE standards) meet in executive session each quarter at a minimum.
- G. Richard Wagoner, Jr., our Chair and a non-executive director, presides at the executive sessions of the non-executive directors.

Committee membership and meetings

- The current committees of the Board are the audit committee, the compensation committee and the nomination and corporate governance committee.
- The Board has affirmatively determined that each committee consists entirely of independent directors according to applicable NYSE rules and rules promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including the heightened independence standards for compensation committee and audit committee members.

Members:
Sarah E. Beshar
Thomas M. Finke[1]
William F. Glavin, Jr.
C. Robert Henrikson
Sir Nigel Sheinwald
G. Richard Wagoner, Jr.
Phoebe A. Wood (Chair)

Independence:
Each member of the committee is independent and financially literate

Audit Committee Financial Experts:
Ms. Wood and Mr. Wagoner qualify as defined by SEC rules

Meetings held in 2020:
10

The Audit Committee

Under its charter, the committee:
- is comprised of at least three members of the Board and each is "independent" under the rules of the NYSE and SEC and is also "financially literate," as defined under NYSE rules;
- members are appointed and removed by the Board;
- is required to meet at least quarterly;
- periodically meets with the head of Internal Audit and the independent auditor in separate executive sessions without members of senior management present; and
- has the authority to retain independent advisors, at the company's expense, whenever it deems appropriate to fulfill its duties.

The committee's charter sets forth its responsibilities, including assisting the Board in fulfilling its responsibility to oversee:
- the company's financial reporting, auditing and internal control activities, including the integrity of the company's financial statements;
- the independent auditor's qualifications and independence;
- the performance of the company's internal audit function and independent auditor; and
- the company's compliance with legal and regulatory requirements.

The committee's charter is available at www.invesco.com/corporate (the "company's website").

---

1 Mr. Finke joined the Audit Committee effective December 1, 2020.

Members:
Sarah E. Beshar
Thomas M. Finke[1]
Edward P. Garden[2]
William F. Glavin, Jr.
C. Robert Henrikson (Chair)
Denis Kessler
Sir Nigel Sheinwald
G. Richard Wagoner
Phoebe A. Wood

Independence:
Each member of the committee is independent

Meetings held in 2020:
6

The Compensation Committee

Under its charter, the committee:
- is comprised of at least three members of the Board, each of whom is "independent" of the company under the NYSE and SEC rules;
- members are appointed and removed by the Board;
- is required to meet at least four times annually; and
- has the authority to retain independent advisors, at the company's expense,whenever it deems appropriate to fulfill its duties, including any compensation consulting firm.

The committee's charter sets forth its responsibilities, including:
- annually approving the compensation structure for, and reviewing and approving the compensation of, senior officers and non-executive directors;
- overseeing the annual process for evaluating senior officer performance;
- overseeing the administration of the company's equity-based and other incentive compensation plans; and
- assisting the Board with executive succession planning.

The committee's charter is available on the company's website.

In addition, the committee meets at least annually to review and determine the compensation of the company's non-executive directors.

Members:
Sarah E. Beshar (Chair)
Thomas M. Finke[1]
Edward P. Garden[2]
William F. Glavin, Jr.
C. Robert Henrikson
Denis Kessler
Nelson Peltz[3]
Sir Nigel Sheinwald
G. Richard Wagoner, Jr.
Phoebe A. Wood

Independence:
Each member of the committee is independent and financially literate

Meetings held in 2020:
6

The Nomination and Corporate Governance Committee

Under its charter, the committee:
- is comprised of at least three members of the Board, each of whom is "independent" of the company under the NYSE and SEC rules;
- members are appointed and removed by the Board;
- is required to meet at least four times annually; and
- has the authority to retain independent advisors, at the company's expense, whenever it deems appropriate to fulfill its duties.

The committee's charter sets forth its responsibilities, including:
- establishing procedures for identifying and evaluating potential nominees for director;
- recommending to the Board potential nominees for election; and
- periodically reviewing and reassessing the adequacy of the Corporate Governance Guidelines to determine whether any changes are appropriate and recommending any such changes to the Board for its approval.

The committee's charter is available on the company's website. For more information regarding the director recruitment process, see **Information about Director Nominees - Director recruitment**.

1 Mr. Finke joined the Compensation and Nomination and Corporate Governance Committees effective December 1, 2020.
2 Mr. Garden joined the Compensation and Nomination and Corporate Governance Committees effective November 4, 2020.
3 Mr. Peltz joined the Nomination and Corporate Governance Committee effective November 4, 2020.

Director compensation

The compensation committee annually reviews and determines the compensation paid to non-executive directors. No executive officer of the company is involved in recommending or determining non-executive director compensation levels. Mr. Flanagan does not receive compensation for his service as a director. The committee considers, among other things, the following policies and principles:

- that compensation should fairly pay the non-executive directors for the work, time commitment and efforts required by directors of an organization of the company's size and scope of business activities, including service on Board committees;
- that a component of the compensation should be designed to align the non executive directors' interests with the long-term interests of the company's shareholders; and
- that non-executive directors' independence may be compromised or impaired if director compensation exceeds customary levels.

As a part of its annual review, the committee engaged Johnson Associates, Inc. ("Johnson Associates") as a third-party consultant to report on comparable non-executive director compensation practices and levels. This report included a review of director compensation at the same peer companies the committee considers for executive compensation practices. See page 57 for a list of our 2020 peers.

In December 2019, following its annual review, the compensation committee determined that the annual equity award value would increase from $145,000 to $180,000 for the 2020 service period. All other compensation for the 2020 service period would remain the same. The committee also added a one-year vesting requirement for equity awards commencing with the 2020 service period. In April 2020, given the then-current condition of the market resulting from the COVID-19 pandemic, the Board determined to revert the compensation of non-executive directors to 2019 compensation levels. As a result, the increase to the equity award value did not occur. The one-year vesting requirement for equity awards for the 2020 service period remains in place.

The compensation for non-executive directors for the 2020 service period was as follows, with each component paid in quarterly installments in arrears:

Basic cash fee	Non-executive directors (other than the Chair of the Board) received an annual basic fee paid in cash in the amount of $120,000
Chair fee	In lieu of the above basic cash fee, the Chair of the Board received an annual cash fee of $400,000
Basic shares fee	Non-executive directors also received an annual award of shares in the aggregate amount of $145,000. Beginning with the quarter ended March 31, 2020 equity awards are subject to a one-year vesting requirement
Audit Committee Chair fee	The Chair of the audit committee received an additional annual cash fee of $50,000
Compensation and Nomination and Corporate Governance Committee Chair's fee	The Chair of the compensation committee and the Chair of the nomination and corporate governance committee each received an additional annual cash fee of $15,000

We also reimburse each of our non-executive directors for their travel expenses incurred in connection with attendance at Board of Directors and committee meetings. Directors do not receive any meeting or attendance fees. Invesco does not have a deferred compensation plan for its directors.

In December 2020, following its annual review, the compensation committee determined that compensation for the 2021 service period would remain the same. In addition, the compensation committee approved the transition of granting equity awards from a quarterly basis to an annual basis.

Stock ownership policy for non-executive directors — All shares granted to our non-executive directors are subject to the Non-Executive Director Stock Ownership Policy. The policy generally requires each non-executive director to achieve and thereafter maintain an ownership level of at least 18,000 shares within seven years of such director's first appointment as a non-executive director. Until such ownership level is achieved, each non-executive director is generally required to continue to retain at least 50% of all shares received as compensation from the company. The following table shows the status of our non-executive directors meeting the requirements of the policy as of December 31, 2020.

2020 Non-executive director stock ownership
Shares held as of December 31, 2020

Name	Shares held	Requirement met	Name	Shares held	Requirement met
Beshar	49,740	⊘	Kessler	73,078	⊘
Finke[1,2]	0		Peltz[3]	45,457,427	⊘
Garden[3]	45,457,427	⊘	Sheinwald	36,561	⊘
Glavin[2]	15,677		Wagoner	57,463	⊘
Henrickson	61,472	⊘	Wood	53,528	⊘

1 Mr. Finke joined the Board effective December 1, 2020.
2 Based on current compensation levels, it is anticipated that Messrs. Finke and Glavin will attain the share ownership goal within the time period prescribed by the policy.
3 Includes 45,457,427 common shares which may be deemed to be beneficially owned by Trian Fund Management, L.P. ("Trian") as of December 31, 2020. Trian Fund Management GP, LLC, of which each of Mr. Peltz and Mr. Garden are members, is the general partner of Trian, and therefore is in a position to determine the investment and voting decisions made by Trian. Accordingly, each of Mr. Peltz and Mr. Garden may be deemed to indirectly beneficially own all of the common shares that Trian beneficially owns.

Director compensation table
The following table sets forth the compensation paid to our non-executive directors during 2020.

Name	Fees earned or paid in cash ($)[1]	Share awards ($)[2]	Total ($)
Sarah E. Beshar	120,000	144,979	264,979
Joseph R. Canion	135,000	144,979	279,979
Thomas M. Finke	—	—	—
Edward P. Garden	—	—	—
William F. Glavin, Jr.	120,000	144,979	264,979
C. Robert Henrikson	135,000	144,979	279,979
Denis Kessler	120,000	144,979	264,979
Nelson Peltz	—	—	—
Sir Nigel Sheinwald	120,000	144,979	264,979
G. Richard Wagoner, Jr.	400,000	144,979	544,979
Phoebe A. Wood	170,000	144,979	314,979

1 Includes the annual basic cash fee and, as applicable, Chair of the Board fee and committee Chair fees.
2 Reflects the grant date fair value for each share award. Share awards for the quarter ended December 31, 2019 were 100% vested as of the date of grant. Beginning with the quarter ended March 31, 2020, share awards are 100% vested on the one-year anniversary of the date of grant.

The following table presents the grant date fair value for each share award made to each non-executive director during 2020.

2020 Director grant date fair value

Name	Date of grant 1/30/20 ($)	Date of grant 4/24/20 ($)	Date of grant 7/29/20 ($)	Date of grant 10/28/20 ($)	Total grant date fair value ($)
Sarah E. Beshar	36,247	36,247	36,241	36,244	144,979
Joseph R. Canion	36,247	36,247	36,241	36,244	144,979
Thomas M. Finke[1]	—	—	—	—	—
Edward P. Garden[1]	—	—	—	—	—
William F. Glavin	36,247	36,247	36,241	36,244	144,979
C. Robert Henrikson	36,247	36,247	36,241	36,244	144,979
Denis Kessler	36,247	36,247	36,241	36,244	144,979
Nelson Peltz[1]	—	—	—	—	—
Sir Nigel Sheinwald	36,247	36,247	36,241	36,244	144,979
G. Richard Wagoner, Jr.	36,247	36,247	36,241	36,244	144,979
Phoebe A. Wood	36,247	36,247	36,241	36,244	144,979

1 Messrs. Garden and Peltz were elected to the Board effective November 4, 2020. Mr. Finke was elected to the Board effective December 1, 2020.

Director outstanding awards table

The following table provides information about outstanding equity awards held by our non-executive directors as of December 31, 2020.

Name	Date of grant	Number of shares or units that have not vested[1,2]
Sarah E. Beshar	04/24/20	4,647
	07/29/20	3,419
	10/28/20	2,719
Total		**10,785**
Joseph R. Canion	04/24/20	4,647
	07/29/20	3,419
	10/28/20	2,719
Total		**10,785**
Thomas M. Finke[3]		—
Edward P. Garden[3]		—
William F. Glavin, Jr.	04/24/20	4,647
	07/29/20	3,419
	10/28/20	2,719
Total		**10,785**
C. Robert Henrikson	04/24/20	4,647
	07/29/20	3,419
	10/28/20	2,719
Total		**10,785**
Denis Kessler	04/24/20	4,647
	07/29/20	3,419
	10/28/20	2,719
Total		**10,785**
Nelson Peltz[3]		—
Sir Nigel Sheinwald	04/24/20	4,647
	07/29/20	3,419
	10/28/20	2,719
Total		**10,785**
G. Richard Wagoner, Jr.	04/24/20	4,647
	07/29/20	3,419
	10/28/20	2,719
Total		**10,785**
Phoebe A. Wood	04/24/20	4,647
	07/29/20	3,419
	10/28/20	2,719
Total		**10,785**

1 Time-based equity awards granted under the 2016 Global Equity Incentive Plan vest in one installment on the one-year anniversary of the date of grant.
2 Dividends and dividend equivalents on unvested time-based equity awards are paid at the same time and rate as on our shares.
3 Messrs. Garden and Peltz were elected to the Board effective November 4, 2020. Mr. Finke was elected to the Board effective December 1, 2020.

Proposal

1

Election of directors

You are being asked to cast votes for twelve director nominees: Sarah E. Beshar, Thomas M. Finke, Martin L. Flanagan, Edward P. Garden, William F. Glavin, Jr., C. Robert Henrikson, Denis Kessler, Nelson Peltz, Sir Nigel Sheinwald, Paula C. Tolliver, G. Richard Wagoner, Jr. and Phoebe A. Wood.

- A director holds office until such director's successor has been duly elected and qualified or until such director's death, resignation or removal from office under our Bye-Laws.
- Each director is elected for a one-year term ending at the 2022 Annual General Meeting.
- The Board currently has eleven directors. Paula C. Tolliver is a new director nominee. Ms. Tolliver was initially identified as a potential candidate by an external search firm. The Board is excited to welcome Ms. Tolliver to its membership following the 2021 Annual General Meeting and believes that she possesses the skills and qualifications to make a significant contribution to our Board.
- Each nominee has indicated to the company that he or she would serve if elected. We do not anticipate that any director nominee will be unable to stand for election, but if that were to happen, the Board may reduce the size of the Board, designate a substitute or leave a vacancy unfilled. If a substitute is designated, proxies voting on the original director nominee will be cast for the substituted candidate.
- Under our Bye-Laws, at any general meeting held for the purpose of electing directors at which a quorum is present, each director nominee receiving a majority of the votes cast at the meeting will be elected as a director.
- If a nominee for director who is an incumbent director is not elected and no successor has been elected at the meeting, the director is required under our Bye-Laws to submit his or her resignation as a director. Our nomination and corporate governance committee would then make a recommendation to the full Board on whether to accept or reject the resignation.
- If the resignation is not accepted by the Board, the director will continue to serve until the next annual general meeting and until his or her successor is duly elected, or his or her earlier resignation or removal.
- If the director's resignation is accepted by the Board, then the Board may fill the vacancy. However, if the number of nominees exceeds the number of positions available for the election of directors, the directors so elected shall be those nominees who have received the greatest number of affirmative votes cast at the virtual Annual General Meeting or by proxy.

 FOR

Recommendation of the Board of Directors
The board of directors unanimously recommends a vote "FOR" the election to the board of each of the director nominees.

Vote required: This proposal requires the affirmative vote of a majority of votes cast at the Annual General Meeting.

Corporate governance

Corporate governance guidelines

The Board has adopted Corporate Governance Guidelines ("Guidelines") and Terms of Reference for our Chair and for our Chief Executive Officer, each of which is available in the corporate governance section of the company's website. The Guidelines set forth the practices the Board follows with respect to, among other matters, the composition of the Board, director responsibilities, Board committees, director access to officers, employees and independent advisors, director compensation and performance evaluation of the Board.

Code of conduct and directors' code of conduct

As part of our ethics and compliance program, our Board has approved a code of ethics (the "Code of Conduct") that applies to our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions, as well as to our other officers and employees. The Code of Conduct is posted on the company's website. In addition, we have adopted a separate Directors' Code of Conduct that applies to all members of the Board. We intend to satisfy the disclosure requirement regarding any amendment to, or a waiver of, a provision of the Code of Conduct for our directors and executive officers by posting such information on the company's website. The company maintains a compliance reporting line, where employees and individuals outside the company can anonymously submit a complaint or concern regarding compliance with applicable laws, rules or regulations, the Code of Conduct, as well as accounting, auditing, ethical or other concerns.

Board leadership structure

As described in the Guidelines, the company's business is conducted day-to-day by its officers, managers and employees, under the direction of the Chief Executive Officer and the oversight of the Board, to serve the interest of our clients and enhance the long-term value of the company for its shareholders. The Board is elected by the shareholders to oversee our management team and to seek to assure that the long-term interests of the shareholders are being served. In light of these differences in the fundamental roles of the Board and management, the company has chosen to separate the Chief Executive Officer and Board Chair positions. The Board believes separation of these roles: (i) allows the Board to more effectively monitor and evaluate objectively the performance of the Chief Executive Officer, such that the Chief Executive Officer is more likely to be held accountable for his performance; (ii) allows the non-executive Chair to control the Board's agenda and information flow; and (iii) creates an atmosphere in which other directors are more likely to challenge the Chief Executive Officer and other members of our senior management team. For these reasons, the company believes that this board leadership structure is currently the most appropriate structure for the company. Nevertheless, the Board may reassess the appropriateness of the existing structure at any time, including following changes in board composition, in management or in the character of the company's business and operations.

Director recruitment

The nomination and corporate governance committee identifies and adds new directors using the following process:

1 Review and update criteria and determine candidate pool	The committee reviews and updates its criteria for prospective directors based on succession planning for directors, to fill gaps in skill sets among current directors and to address new or evolving needs of the company. The committee then utilizes each of the following recommendations to determine the candidates for consideration: • Directors • Independent search firms
2 Review recommendations	Candidates meet with the committee members, the Board Chair, the other Board members and the CEO who assess candidates based on several factors, including whether the candidate has skills that will assist the company in seeking to meet its long-term strategic objectives and will bring diversity of thought and the desired qualifications to our Board. While the Board has no formal policy regarding diversity, as the Board reviews its needs for additional directors, the Board routinely considers gender, ethnic and other diversity factors.

3 Make recommendations to the board	Due diligence is conducted, including soliciting feedback on potential candidates from persons outside the Company. Qualified candidates are presented to the Board of Directors.

4 Outcome	Three new directors and one director nominee since 2019 adding the following skills and traits to our Board:

- Gender and geographic diversity
- International experience
- Accounting and financial reporting
- Technical - government, legal, regulatory and technology

- Strategy and execution
- Industry experience
- Executive leadership

The nomination and corporate governance committee believes there are certain minimum qualifications that each director nominee must satisfy in order to be suitable for a position on the Board, including that such nominee:
- be an individual of the highest integrity and have an inquiring mind, a willingness to ask hard questions and the ability to work well with others;
- be free of any conflict of interest that would violate any applicable law or regulation or interfere with the proper performance of the responsibilities of a director;
- be willing and able to devote sufficient time to the affairs of the company and be diligent in fulfilling the responsibilities of a director and Board committee member; and
- have the capacity and desire to represent the best interests of the shareholders as a whole.

The committee will consider candidates recommended for nomination to the Board by shareholders of the company. Shareholders may nominate candidates for election to the Board under Bermuda law and our Bye-Laws. The manner in which the committee evaluates candidates recommended by shareholders would be generally the same as any other candidate. However, the committee would also seek and consider information concerning any relationship between a shareholder recommending a candidate and the candidate to determine if the candidate can represent the interests of all of the shareholders. For further information regarding deadlines for shareholder proposals, see **Important additional information — Shareholder proposals for the 2022 annual general meeting** on page 88.

Director orientation and continuing education and development
When a new independent director joins the Board, we provide an orientation program for the purpose of providing the new director with an understanding of the strategy and operations of the company. To assist the directors in understanding the company and its industry and maintaining the level of expertise required for our directors, the company 's management team makes presentations during Board meetings relating to the competitive and industry environment and the company's goals and strategies. In addition, at most meetings the Board receives presentations on various topics related to key industry trends, topical business issues and governance.

Each director is encouraged to participate in continuing education programs for public company directors sponsored by nationally recognized educational organizations not affiliated with the company. The cost of all such continuing education is paid for by the company.

Board evaluation process

1 Annual board and committee evaluations	The Board engages an independent external advisor to coordinate the Board's self-assessment by its members. The advisor has each director review a questionnaire and then performs one-on-one confidential interviews with directors. In addition to the questionnaires and interviews of each director, interviews are also conducted with those members of executive management who attend Board meetings on a regular basis.

2 Report to board	The advisor prepares and presents a report to the Board, which discusses the findings of the advisor based upon its reviews.

3 Board and committee review	The Board then discusses the evaluation to determine what action, if any, could further enhance the operations of the Board and its committees.

Shareholder engagement

Why we engage
One of our key priorities is ensuring robust outreach and engagement with our shareholders in order to:
• Provide transparency into our business, governance practices and compensation programs
• Determine which issues are important to our shareholders and share our views on those issues
• Identify emerging trends or issues that may impact our business and influence our practices

How we engage



Investor relations and senior management
We provide institutional investors with many opportunities to provide feedback to senior management by participating in conferences, one-on-one and group meetings throughout the year.



Shareholders
Consistently for many years, we have engaged with representatives of our major shareholders through conference calls that occur outside of proxy season. These exchanges cover our executive compensation program, risk management, ESG, strategic planning processes and current and emerging governance practices generally and specifically with respect to Invesco.

As investment professionals, we know the value of engaging with companies and seek to maintain an active and open dialogue with our shareholders. Although in 2020 we were not able to engage in person with our shareholders, we were able to virtually engage with them. We attempt to incorporate and address the feedback
we receive from our shareholders into our practices. We look forward to continuing to expand our shareholder outreach efforts.

How we interact	Topics discussed
• Conference attendance	• Company performance and progress against our long-term strategy
• Investor meetings	• Executive compensation program
• One-on-one meetings with shareholders	• Current and emerging corporate governance practices and industry trends, including ESG considerations
• Outreach, calls and meetings with investor corporate governance departments	• Risk management
• Universal access to an email address for shareholders who wish to contact our Board	• Strategic planning
	• Regulatory considerations
	• Board composition and leadership structure

In addition to our year-round shareholder engagement, we also conduct a targeted shareholder and proxy adviser outreach in the Fall of each year. See **Shareholder and proxy advisory engagement and feedback** below for more information on this outreach and related findings.

Communications with the Chair and other non-executive directors

Any interested party may communicate with the Chair of our Board or our non executive directors as a group at the following address:

Invesco Ltd.
1555 Peachtree Street N.E.
Atlanta, Georgia 30309
Attn: Office of the Company Secretary, Legal Department

Communications will be distributed to the Board, or to any of the Board's committees or individual directors as appropriate, depending on the facts and circumstances of the communication. In that regard, the Invesco Board does not receive certain items which are unrelated to the duties and responsibilities of the Board.

In addition, the company maintains the Invesco Compliance Reporting Line for its employees or individuals outside the company to report complaints or concerns on an anonymous and confidential basis regarding questionable accounting, internal accounting controls or auditing matters and possible violations of the company's Code of Conduct or law. Further information about the Invesco Compliance Reporting Line is available at the company's website. The information on the company's website is not intended to form a part of, and is not incorporated by reference into, this proxy statement.

Non-employees may submit any complaint regarding accounting, internal accounting controls or auditing matters directly to the audit committee of the Board of Directors by sending a written communication addressed to the Audit Committee at the address set forth above.

Board's role in risk oversight

The Board has oversight responsibility for the company's risk management processes including the monitoring of the company's overall risk profile. Though Board committees address specific risks and risk processes within their purview, the Board has not delegated risk oversight to a committee as full Board engagement supports appropriate consideration of risk in strategy setting and a more holistic understanding of risk across the enterprise.

Invesco is committed to continually strengthening and evolving our risk management activities to ensure they keep pace with business change and client expectations. We believe a key factor in our ability to manage through challenging market conditions and significant business change is our integrated and global approach to risk management. Risk management is embedded in our day-to-day decision-making as well as our strategic planning process while our global risk management framework enables consistent and meaningful risk dialogue up, down and across the company. Our framework leverages two governance structures: (i) our Global Performance and Risk Committee oversees the management of core investment risks; and (ii) our Corporate Risk Management Committee oversees the management of all other business and strategy related risks. A network of regional, business unit and specific risk management committees, with oversight of the Corporate Risk Management Committee, provides ongoing identification, assessment, management and monitoring of risk that ensures both broad as well as in-depth, multi-layered coverage of the risks existing and emerging in the various domains of our business.

One of these risk management committees, the Global Security Oversight Committee, provides executive level oversight and monitoring of the end-to-end programs dedicated to managing information security and cyber related risk. Important to these programs is our investment in threat-intelligence, our active engagement in industry and government security-related forums and our utilization of external experts to challenge our program maturity, assess our controls and routinely test our capabilities.

The Board reviews and discusses with executive and senior management risk management information and reporting provided, at least quarterly, by the Global Performance and Risk Committee and the Corporate Risk Management Committee. The Board also reviews and approves the company's risk appetite statement and crisis management framework. By receiving these reports, the Board maintains a practical understanding of the company's risk management processes, overall risk profile and risk culture. In addition, Board and committee agenda business-related topics include discussion of the risks in our ongoing business as well as those introduced by new business developments. Through this regular and consistent risk communication and dialogue, the Board seeks to maintain reasonable assurance that all material risks of the company are being addressed and that the company is fostering a risk-aware culture in which effective risk management is embedded in the business.

Our risk management framework



| Board of Directors |
| Executive Management Team |

| Global Performance and Risk Committee | Corporate Risk Management Committee |

| Investment Risk Management | Business Risk Management |

| **Risk Areas of Focus** |
| Strategy and Governance   Investments   Clients   People   Operations   Financial |

| Compliance and Internal Audit |

In addition, the compensation committee annually assesses the risks of our compensation policies and practices. The compensation committee has concluded our policies and practices do not create risks that are reasonably likely to have a material adverse effect on the company. In reaching this conclusion, the compensation committee considered the input of a working group comprised of representatives from our human resources and finance departments that reviewed each of Invesco's compensation plans.

Invesco's compensation programs are designed to reward success over the long-term, promote a longer-term view of risk and return in decision making and seeks to protect against incentives for inappropriate risk taking. Examples of risk mitigation in our compensation program design include:
- Consideration of multiple performance metrics in establishing the company-wide annual incentive pool each year, so no one metric creates an undue reward that might encourage excessive risk taking;
- The vast majority of investment professional bonus plans have multi-year measurement periods and are weighted to longer-term performance, caps on earnings and discretionary components;
- Sales and commission plans generally contain multiple performance measures and discretionary elements; and
- Executives receive a substantial portion of compensation in the form of long-term equity that vests over multi-year periods. Time-based equity awards vest ratably over a four-year period. Performance-based equity awards for executive officers are subject to a three-year performance period and three-year cliff vesting. The achievement of financial performance for the performance-based equity awards must be certified by the compensation committee and the awards are subject to a clawback. Executive officers are also subject to our stock ownership policy.

The audit committee routinely receives reports from the control functions of finance, legal, compliance and internal audit. The Global Head of Internal Audit reports to the Chair of the audit committee. The audit committee oversees the internal audit function's planning and resource allocation in a manner designed to ensure testing of controls and other internal audit activities are appropriately prioritized in a risk-based manner. The audit committee also seeks to assure that appropriate risk-based inputs from management and internal audit are communicated to the company's independent public auditors.

Cyber security
At a time when cyber threats are considered one of the most significant risks facing financial institutions, we continue to invest in our security capabilities to keep clients, employees, and critical assets safe, uphold privacy rights, and enable a secure and resilient business. We have a designated Global Chief Security Officer and have a global security program that combines information (including cyber) security, physical security, privacy, business recovery and operational resilience, and strategy and reporting under a single umbrella supported by an intelligence function that provides timely threat information.

Our information security program, led by our Chief Information Security Officer, is designed to oversee and maintain all aspects of information security risk and seeks to ensure the confidentiality, integrity and availability of information assets. This includes the implementation of controls aligned with industry guidelines and applicable statutes and regulations to identify threats, detect attacks and protect these information assets. We have an incident response program that includes periodic testing and is designed to restore business operations as quickly and as orderly as possible in the event of a breach.

We are rooted in the belief that our role as one of the world's leading independent investment management organizations is to serve as a trusted partner to our clients, shareholders, employees and communities, including our natural environment. We recognize that ESG matters greatly — it matters to us.

Environmental, social and governance ("ESG") responsibility

Invesco's commitment to ESG investment stewardship

Environmental, social and governance ("ESG") investing is a fundamental commitment at Invesco. Invesco employs a purposeful, holistic and integrated approach to ESG investment stewardship. Our fundamental belief is that ESG investing is an essential part of the solution to a sustainable future. We view it as an important agent of change in driving a holistic perspective on the investment industry's role in creating value.

Sustainable value creation and effective risk mitigation are fundamental to our purpose to deliver an investment experience that helps people get more out of life. As a result, our focus is on integrating ESG into the heart of our investment process, with our investment teams making decisions every day on how to manage this integration. Invesco has been implementing ESG investment strategies for over 30 years and today we deliver these strategies through a number of products and mandates:

- equities
- alternatives
- bespoke investment solutions
- fixed income
- real estate
- multi-asset
- ETFs

Our commitment goes far beyond delivering specific ESG investment solutions – it goes to:
- the way we work with our clients to realize the value they seek;
- how we use our leverage in important areas such as portfolio company engagement and proxy voting; and
- our work to achieve specific client needs, using skills such as our self-indexing capabilities to provide the right ESG solutions.

To that end, Invesco is a signatory to a number of leading ESG investment organizations, including:

United Nations Principles for Responsible Investment ("PRI")	**UK Stewardship Code**	**Japan Stewardship Code**

What is Invesco doing to put ESG at the forefront of our role as investors?

1 ESG INTEGRATION EVERYWHERE
Various aspects of ESG have an impact on sustainable value creation, as well as risk management. We aspire to incorporate ESG considerations in all our investment capabilities and processes. In general, investment teams incorporate ESG considerations as one input to their investment process as part of the evaluation of ideas, company dialogue and portfolio monitoring. As such, assessment of ESG aspects is incorporated into the wider investment process as part of a holistic consideration of the investment risk and opportunity. ESG aspects may therefore be considered alongside other economic drivers when evaluating the attractiveness of an investment. Our investment managers have absolute discretion in taking a view on any given ESG risk or opportunity.

2 BENEFITING FROM DIVERSITY OF THOUGHT
We value diversity of thought so our ESG implementation is not generic. Our Global ESG team functions as a center of excellence, setting standards and providing specialist insights on research, engagement, voting, integration, tools, client and product solutions. Invesco's Chief Investment Officers and teams leverage this resource to tailor and implement ESG approaches relevant to their asset classes and investment styles.

3 USING OUR INFLUENCE
Much of our work is rooted in fundamental research and frequent dialogue with companies making Invesco well placed to use our ESG expertise and beliefs in ways that drive corporate change. As a provider of both active and passive strategies, we amplify our active votes as our passive vote typically follows the largest active holder. In addition to corporate change we also participate in extensive industry dialogue to influence systemic industry developments.

4 **A TRACK RECORD TO BUILD ON**
We have a recognized ESG track record. For the last four consecutive years, we've achieved an A+ rating from the PRI (Principles for Responsible Investment) for our strategy and governance. In Private Markets, over the last five years, Invesco Real Estate has been recognized by GRESB as a global leader in its sustainable management of buildings.

5 **CLIMATE AS A FOCUS TOPIC**
Climate change is a key focus for us and our clients. Invesco has committed to the Task Force on Climate-related Financial Disclosures and we are part of the solution by supporting and investing in companies that are allocating capital towards the transition. For more detail please see our Climate Change Report on our company website.

6 **A COMMITMENT TO SOLUTIONS**
Increasingly, our clients want us to provide the means for them to explicitly express their own ESG values through investment vehicles. We will continue to develop innovative solutions and products to deliver for them. Already, we manage more than $34 billion[1] in dedicated sustainable investing strategies and we will continue to build on our experience.

For more information regarding Invesco's ESG investment stewardship, please see our most recent ESG **Investment Stewardship Report** on the company's website.

Invesco's corporate stewardship
At Invesco, corporate stewardship matters. Our efforts are motivated by the belief that doing what is right for the environment, our people and the communities in which we have a presence helps us deliver positive outcomes for our shareholders. Our senior leaders and our employees are committed to the communities where we live, work and volunteer. We actively partner with non-profits, start-ups and other organizations to strengthen our communities. Our areas of focus are:

- improving financial education,
- protecting the environment,
- promoting environmental sustainability,
- championing diversity and inclusion in our industry and our company, and
- supporting and collaborating with local civic and community organizations.

Through Invesco Cares and Environmental Green Teams, local Invesco offices identify areas of need that are unique to each specific community. Our Environmental Green Teams focus on preserving and improving the environment by focusing on reducing carbon emissions, eliminating plastic consumption, promoting waste awareness and recycling electronic computers and laptops. These groups also volunteer to clean up local community parks, plant trees and clean up marine areas around the globe. The Invesco culture encourages employees to go beyond their work responsibilities, and join with like-minded colleagues, to make an impact in communities we serve. Invesco Cares partners with local charitable organizations around the globe through volunteering, sharing our skills, and raising funds to improve the local communities where we work.

Invesco strives to align with the Global Reporting Initiative (GRI) standard reporting guidelines and Sustainability Accounting Standards Board (SASB) metrics for Asset Management & Custody Activities as further detailed in our **Corporate Social Responsibility Report**, which is available on the company website.

For 2019, Invesco offset 20,994 tons of carbon dioxide emissions through our partnership with ClimateCare, representing all of our air and rail travel purchased through our third-party travel agency, which represents the majority of our air and rail travel for 2019.

Invesco's commitment to the natural environment
Operating environmentally responsibly is fundamental to our corporate stewardship. Invesco seeks to help protect our natural environment by implementing and maintaining environmental management processes – for example, at Invesco offices we aim to reduce utility consumption and carbon emissions, promote energy efficiency and utilize appropriate waste management practices.

Invesco has a structured program that monitors our environmental impact, gathers ideas and suggestions for improving our global environmental management practices and approves initiatives. Invesco maintains global objectives and regional targets which are monitored to seek to ensure the continual improvement of our impact on the environment. Our commitments and objectives are detailed in our **Global Corporate Carbon Emissions and Environmental Policy Statement** which is available on the company's website.

1 As of December 31, 2020

PRI Principles for Responsible Investment **A+** PRI rating for Strategy and Governance for four consecutive years[1]	**One of America's most responsible companies 2020** as selected by Newsweek powered by statista	**ISO 14001 certified** for locations representing 80% of our employee population

1 2020 Assessment Report for Invesco Ltd., PRI

Commitment to inclusion and diversity
Fundamentally, we believe that in order to best help our clients and employees get more out of life, our workforce should reflect the diversity of people and perspectives of the communities we serve. We believe that diversity and inclusion are both moral and business imperatives. At Invesco, we are committed to improving diversity and inclusion across our global business.

Our 4 pillar approach to diversity and inclusion
At Invesco, there are four key components to our diversity and inclusion ("D&I") strategy, focusing on:

1 **Purpose and priorities**
Ensuring D&I is a key part of who we are and how we operate

2 **Talent**
Enhancing diversity and representation by focusing on the recruitment and advancement of diverse colleagues

3 **Belonging**
Ensuring an inclusive culture where all colleagues feel safe and supported

4 **Client and community**
Moving our industry and our communities forward

We know that success requires the participation of all Invesco colleagues, and these guiding principles allow us to coordinate efforts across the organization, in every region in which we operate.

Purpose and priorities
Ensuring that every Invesco colleagues has a clear role to play in our D&I efforts is critical to our success. This begins at the top, where our CEO and each one of our Senior Managing Directors continue to have diversity and inclusion embedded in their annual performance goals. Executives also lead and sit on our newly formed Diversity & Inclusion Executive Committee, helping to push our agenda further and drive accountability into the organization.

From 2017 to 2020, we have increased female representation of senior managers from 26% to 33% globally.

Talent
Increasing diverse talent has been a key focus since we formally launched our diversity and inclusion initiatives.
- We recently set a target of 35% female representation of senior managers, which we seek to achieve by 2022. We were at 33% as of December 2020.
- We have also expanded our development programs, adjusting our Women in Leadership program to a virtual format in a remote working environment, which meant we could double the number of participants.
- We continued our pursuit of reaching our set target of diverse candidate slates and interview panels for new hires.

Belonging
While representation of diverse colleagues is a key focus, we know that success goes hand in hand with an inclusive culture. To that end, we have committed to getting all Invesco colleagues through Unconscious Bias training by the end of 2021. In addition, we launched 6 new Business Resource Groups in 2020, bringing our global number to 9. We believe these groups are critical to the success of our culture, allowing employees to build communities and help drive inclusion and engagement at a grassroots level.

Client and community
2020 marked a shift in our diversity and inclusion efforts as we began to cast an eye externally, focusing on how we can drive our communities forward. Be it through the creation of specific products geared toward underrepresented communities, the expansion of our supplier diversity program, or signing pledges like the State of Connecticut Corporate Call to Action, we aim to create more diverse and inclusive communities where we operate. We also work with a variety of external partners with the goal of improving diversity and inclusion both within Invesco and across our industry. For example, we are active members in a number of local or regional public or industry initiatives such as the **UK and North America Asset Management Diversity Project**, of which Invesco was a founding member.

Measuring success
All of these efforts are sponsored by our CEO and senior managing directors, supported by our senior leaders across the business, cascaded to our employees and captured in the firm's business plans and leadership objectives. We know the importance of measuring our progress and have expanded our efforts by launching our first ever demographic data capture survey. Launched in October of 2020, all Invesco colleagues are invited to confidentially disclose their demographic data such as race and ethnicity, gender identity, sexual orientation, caregiver status, military service, neurodiversity, and more. We plan to use this data to track the experience of different population groups throughout the organization and seek to ensure equity across all groups at all levels.

We continue to track inclusion through employee surveys. We find a high level of engagement across groups and allow the results of these surveys to drive our inclusion goals and strategy for the year. In 2021, Invesco will continue to conduct "pulse surveys" to monitor, among other factors, our inclusion efforts and employee engagement.

A note on responding to the challenges of 2020
2020 hit our global community with multiple crises and our diversity and inclusion framework and employee networks were critical to our response. From the Covid-19 pandemic, to the racial reckoning in North America, many of our colleagues experienced difficulty operating "business as usual." Our first priority was, and remains, the health and wellness of our employees, and a wide range of programs were put in place to support the mental wellbeing of our employees and the challenges they faced working remotely. In addition:
- We successfully pivoted to a virtual workforce in March of 2020, and remained virtual through year-end in many of our global locations.
- We transitioned all of our development programs, including Unconscious Bias training, traditional mentoring programs, reverse mentoring programs, Women in Leadership, and all business resource group events, to a virtual platform. While attrition may have been expected, we are proud to state that all of these programs increased in size as compared to 2019.
- We launched a comprehensive action plan to increase racial representation and inclusion, created in coordination with the North America Invesco Black Professionals Network and the D&I Executive Council. Our strategy focuses on broad education for our employee base, increasing representation of minority colleagues through expanded partnerships and metrics-based goals, and partnering with our clients to move our industry forward. In addition, we offered June 19th ("Juneteenth") as an optional holiday for all US employees; a tradition we will carry forward in 2021 and beyond.
- We created and sustained employee matching programs based on community feedback of where employees felt their giving would have the biggest impact.
- Our Working Families Network worked in coordination with Invesco Human Resources to provide support to parents trying to juggle remote work, childcare and virtual learning, including encouraging flexible schedules and a reduction of hours.

These examples are a sampling of the intersection between our inclusion work and our ability to respond to employee needs in real time and highlight the criticality of having a strong and agile D&I program at Invesco.

Information about the executive officers of the company

In addition to Martin L. Flanagan, whose information is set forth above under Information about Director Nominees, the following is a list of individuals serving as executive officers of the company as of the date of this Proxy Statement. All company executive officers are elected annually by the Board and serve at the discretion of the Board or our Chief Executive Officer.



Kevin M. Carome
Senior Managing Director and General Counsel

Age
64

Tenure
18 Years

Kevin M. Carome
Kevin Carome has served as general counsel of our company since 2006. Previously, he was senior vice president and general counsel of Invesco's U.S. retail business from 2003 to 2005. Prior to joining Invesco, Mr. Carome worked with Liberty Financial Companies, Inc. (LFC) where he was senior vice president and general counsel from 2000 through 2001. He joined LFC in 1993 as associate general counsel and, from 1998 through 2000, was general counsel of certain of its investment management subsidiaries. Mr. Carome began his career at Ropes & Gray. He is a trustee of the U.S. Powershares ETFs and a director of ICI Mutual Insurance Company, the U.S. investment management industry captive insurer. He earned two degrees, a B.S. in political science and a J.D., from Boston College.



L. Allison Dukes
Senior Managing Director and Chief Financial Officer

Age
46

Tenure
1 Year

L. Allison Dukes
Allison Dukes has served as senior managing director and chief financial officer of our company since August 2020. Her current responsibilities include finance, accounting, tax, investor relations, corporate strategy and Invesco's private markets platform. Prior to joining Invesco, Ms. Dukes served as chief financial officer of SunTrust from February 2018 to December 2019 when SunTrust merged with BB&T Bank to become Truist. As chief financial officer, Ms. Dukes oversaw all corporate finance functions, including corporate development, corporate tax, corporate real estate, strategic planning, investor relations and treasury. Prior to becoming chief financial officer, Ms. Dukes served as head of Commercial & Business Banking for SunTrust from January 2017 to February 2018 which included delivery of SunTrust's investment banking and capital markets capabilities offered by SunTrust Robinson Humphrey. Prior to her role as head of Commercial & Business Banking, she served as president and chief executive officer of the Atlanta Division of SunTrust from January 2015 to January 2017 and executive vice president and co-head of the Private Wealth Management business from January 2013 until December 2014. Ms. Dukes also currently serves as a director of Haverty Furniture Companies, Inc. She earned a B.S. degree in mathematics from Vanderbilt University and a Master of Business Administration from the Goizueta Business School at Emory University.



Mark Giuliano
Senior Managing Director and Chief Administrative Officer

Age
59

Tenure
5 Years

Mark Giuliano
Mark Giuliano has served as a senior managing director since 2019 and has served as chief administrative officer since 2018. Previously he served as Invesco's Chief Security Officer and Managing Director and Global Head of Security, Technology and Operations from 2016 to 2018. His responsibilities include overseeing Technology, Investment Operations, North America Transfer Agency, Global Security, Global Corporate Services and Invesco Trust Company Departments. Mr. Giuliano joined Invesco in 2016 after serving over 28 years with the Federal Bureau of Investigation (FBI). While at the FBI, Mr. Giuliano served in a number of leadership roles, including Special Agent in charge of the Atlanta division and executive assistant director of the National Security Branch, before retiring as the Deputy Director and Chief Operating Officer. Mr. Giuliano earned a degree in business economics from the College of Wooster.



Andrew T.S. Lo
Senior Managing Director
and Head of Asia Pacific

Age
59

Tenure
27 Years

Andrew T.S. Lo

Andrew T. S. Lo has served as head of Invesco Asia Pacific since 2001. He joined our company as managing director for Invesco Asia in 1994. Mr. Lo began his career as a credit analyst at Chase Manhattan Bank in 1984. He became vice president of the investment management group at Citicorp in 1988 and was managing director of Capital House Asia from 1990 to 1994. Mr. Lo was Chair of the Hong Kong Investment Funds Association from 1996 to 1997 and a member of the Council to the Stock Exchange of Hong Kong and the Advisory Committee to the Securities and Futures Commission in Hong Kong from 1997 to 2001. He earned a B.S. and an MBA from Babson College in Wellesley, Massachusetts.



Gregory G. McGreevey
Senior Managing Director,
Investments

Age
58

Tenure
10 Years

Gregory G. McGreevey

Greg McGreevey has served as senior managing director, Investments, since 2017, with responsibility for certain of Invesco's global equity investment teams, equity trading, fixed income, Global Performance and Risk Group and investment administration. Previously, he was chief executive officer of Invesco Fixed Income from 2011 to 2017. Prior to joining Invesco, Mr. McGreevey was president of Hartford Investment Management Co. and executive vice president and chief investment officer of The Hartford Financial Services Group, Inc. from 2008 to 2011. From 1997 to 2008, Mr. McGreevey served as vice chairman and executive vice president of ING Investment Management – Americas Region, as well as business head and chief investment officer for ING's North American proprietary investments and chief executive officer of ING Institutional Markets. Before joining ING, Mr. McGreevey was president and chief investment officer of Laughlin Asset Management and president and chief operating officer of both Laughlin Educational Services and Laughlin Analytics, Inc. Mr. McGreevey currently serves as a director of Invesco Mortgage Capital Inc. He is a Chartered Financial Analyst. Mr. McGreevey earned a B.B.A. from the University of Portland and an M.B.A. from Portland State University.



Colin D. Meadows
Senior Managing
Director and Head of
Digital Ventures

Age
50

Tenure
15 Years

Colin D. Meadows

Colin Meadows has served as senior managing director and head of Digital Ventures since 2020 overseeing our commercial software and venture capital businesses. Previously, Mr. Meadows served as Head of Invesco Global Institutional and Private Markets from 2015 to 2020 overseeing our global institutional platform and with direct responsibility for our Americas institutional business as well as our real assets and private equity businesses. Previously, he also served as chief administrative officer of Invesco from 2006 to 2018. Mr. Meadows came to Invesco from GE Consumer Finance where he was senior vice president of business development and mergers and acquisitions. Prior to that role, he served as senior vice president of strategic planning and technology at Wells Fargo Bank. From 1996 to 2003, Mr. Meadows was an associate principal with McKinsey & Company, focusing on the financial services and venture capital industries, with an emphasis in the banking and asset management sectors. Mr. Meadows earned a B.A. in economics and English literature from Andrews University and a J.D. from Harvard Law School.



Andrew R. Schlossberg
Senior Managing Director and Head of the Americas

Age
47

Tenure
20 Years

Andrew R. Schlossberg
Andrew Schlossberg has served as senior managing director and head of the Americas since 2019. In addition, Mr. Schlossberg has responsibility for the firm's exchange-traded funds capabilities globally and for human resources. Previously, he was senior managing director and head of EMEA (which includes the UK, continental Europe and the Middle East) from 2016 to 2019. Mr. Schlossberg joined Invesco in 2001 and has served in multiple leadership roles across the company, including his previous position as Head of US Retail Distribution and global exchange-traded funds for Invesco. He has also served as U.S. chief marketing officer, head of Global Corporate Development (overseeing business strategy and mergers and acquisitions), and in leadership roles in strategy and product development in the company's North American Institutional and Retirement divisions. Prior to joining Invesco, Mr. Schlossberg worked with Citigroup Asset Management and its predecessors from 1996 to 2000. He earned a B.S. in finance and international business from the University of Delaware and an M.B.A. from the Kellogg School of Management at Northwestern University.



Doug J. Sharp
Senior Managing Director and Head of EMEA

Age
46

Tenure
13 Years

Doug J. Sharp
Doug Sharp has served as senior managing director and head of EMEA since 2019 and is the Chair of the Board of Invesco UK (Invesco's European Subsidiary Board). He has 15 years' experience in the asset management industry. Mr. Sharp joined Invesco in 2008 and has served in multiple leadership roles across the company, including his previous role as the Head of EMEA Retail. Prior to that, he ran Invesco's Cross Border retail business, as well as serving as the global Head of Strategy and Business Planning and as Chief Administrative Officer for Invesco's US institutional business. Mr. Sharp joined Invesco from the strategy consulting firm McKinsey & Company, where he served clients in the financial services, energy and logistics sectors. Mr. Sharp earned an M.B.A. from the Tuck School of Business at Dartmouth College, a master's degree in accounting from Georgia State University and a B.A. in economics from McGill University.

Retired executive



Loren M. Starr
formerly Senior Managing Director and Chief Financial Officer

Age
59

Tenure
16 Years

Loren M. Starr
Loren Starr retired from our company on March 1, 2021. Prior to this time, Mr. Starr had served as senior managing director and chief financial officer of our company from 2005 to August 1, 2020 and in an executive advisory role as Vice Chair from August 1, 2020 until his retirement. Prior to joining Invesco, he served from 2001 to 2005 as senior vice president and chief financial officer of Janus Capital Group Inc., after working as head of corporate finance from 1998 to 2001 at Putnam Investments. Prior to these positions, Mr. Starr held senior corporate finance roles with Lehman Brothers and Morgan Stanley & Co. He served as a past Chair of the Association for Financial Professionals and is a member of the board of directors of the Georgia Leadership Institute for School Improvement. Mr. Starr was named one of the best US CFOs by Institutional Investor magazine. He earned a B.A. in chemistry and B.S. in industrial engineering from Columbia University, as well as an M.B.A. from Columbia and an M.S. in operations research from Carnegie Mellon University.

Executive compensation

Compensation discussion and analysis

Invesco's executive compensation program is designed to align executive compensation with the long-term interests of our shareholders. This Compensation Discussion and Analysis ("CD&A") provides shareholders with information about our business, 2020 performance, our disciplined approach to compensation and 2020 compensation decisions for our Named Executive Officers ("NEOs") listed below. We refer to certain Non-GAAP measures throughout this section that are used in compensation decisions. Please refer to **Appendix A** of this Proxy Statement for information regarding these measures.



Martin L. Flanagan
President and Chief Executive Officer ("CEO")



L. Allison Dukes[1]
Senior Managing Director and Chief Financial Officer ("CFO")



Andrew T.S. Lo
Senior Managing Director and Head of Asia Pacific



Gregory G. McGreevey
Senior Managing Director, Investments



Andrew R. Schlossberg
Senior Managing Director and Head of the Americas



Loren M. Starr[2]
Retired Vice Chair, Former Senior Managing Director and Chief Financial Officer

1 Ms. Dukes was appointed Senior Managing Director and Chief Financial Officer effective August 1, 2020.
2 Mr. Starr transitioned from his role as Senior Managing Director and Chief Financial Officer to an executive advisory role of Vice Chair effective August 1, 2020. He served as Vice Chair until his retirement from the company on March 1, 2021.

Contents

Executive summary

Pay for 2020 is aligned with performance, reflecting a year of challenged financial performance due to the COVID-19 pandemic, a challenging industry environment and only partially achieving our 2020 goals, offset by management's response to COVID-19 for our employees and clients and, later in the year, the return of positive flows and improved investment performance.

2020 Financial performance (year-over-year change)[1]

Adjusted operating income[2] **$1.7 billion** (+0.5%)	Adjusted operating margin[2] **37.0%** (-0.5 percentage point)	Adjusted diluted EPS[2] **$1.93** (-24%)	Ending AUM **$1.35T** (+10%)

More information regarding select financial performance highlights is located on page 41.

- The impact of the COVID-19 pandemic, investment performance challenges in some of our active equity and alternative strategies and disappointing flows in our retail channel hindered our ability to achieve our 2020 goals. We were disappointed that we were unable to grow revenue and adjusted operating income when adjusted for the additional five months of Oppenheimer financials included in 2020 versus 2019.
- The compensation committee viewed the year holistically and considered management's response to COVID-19 for our employees and clients, the plan to reduce adjusted operating expenses by $200 million, actions to improve underperforming active equity funds and reduce complexity of cross-functional activities and, later in the year, return of positive flows and improving investment performance.
- The compensation committee did not change the goals or targets set early in 2020.

Total CEO pay decreased **9.4%** from 2019	**93%** of CEO's 2020 pay is variable	**60%** of CEO's 2020 equity is performance-based

Invesco's responsiveness in 2020

- Prioritized the health and wellbeing of our employees
- Successfully pivoted to a work from home environment
- Leveraged more extensive digital engagement with our clients
- Our board and senior management met informally on a weekly basis during the initial phase of the pandemic
- Launched comprehensive action plan to increase racial representation and inclusion. Recognized Juneteenth as optional US holiday

Progress on corporate strategy

- Continued to offer our clients diverse solutions to ensure they can remain resilient
- Expanded our digital wealth solutions
- Executed a strategic restructuring to enhance efficiencies and promote future growth
- Strengthened our balance sheet by paying down our credit facility to zero at December 31, 2020
- Focused on delivering exceptional investment performance by promoting a strong investment culture and changing underperforming strategies
- Added depth and experience to our board through the addition of three new directors

Company scorecard links performance to pay

- Continued to use a company scorecard to assess company performance on a quantitative basis
- Based on shareholder feedback, our 2020 company scorecard reflects fewer and more focused metrics as well as an easy to follow illustration to better understand pay decisions
- Throughout the year, our compensation committee assessed performance against our goals and peer performance

We have sound compensation practices

- Pay practices align with shareholder interests
- 93% of our CEO pay is variable and 84 - 92% of our other NEO pay is variable
- Annual review of metrics to ensure drivers are meaningful for creating shareholder value
- In 2021, we will further refine our compensation design, process and scorecard by focusing on the most relevant metrics and providing more transparency on the financial goals and actual scorecard results

1 Financial results for 2019 include approximately 7 months of OppenheimerFunds financial results compared to 2020, which include 12 months of OppenheimerFunds financial results.

2 Adjusted financial measures are all non-GAAP financial measures. See the information in **Appendix A** regarding Non-GAAP financial measures.

More about 2020, our responsiveness and executive pay

Covid-19 pandemic — compensation decisions
The pandemic and its ongoing effects have, not surprisingly, raised extraordinary compensation issues unlike any in our history. This is particularly true for the incentive compensation framework put in place before the pandemic and that has been severely impacted in ways that could not have been contemplated.

Throughout the pandemic, the committee regularly discussed how best to balance and fairly recognize management's achievements to successfully navigate the pandemic, while recognizing the adverse impact on our shareholders and employees. During this unprecedented year, the committee noted our executives' responsiveness – the executive team focused on what they could control – announcing a plan to reduce adjusted operating expenses by $200 million, initiating actions to improve underperforming equity funds, focusing on client interactions in a more digital way and supporting our global employees.

The committee's assessment of company performance and individual achievements determine NEO compensation. The committee believes that our scorecard performance measures provide a key indicator of our performance. At the onset of 2020, having completed the integration of OppenheimerFunds, we set an aggressive plan for growth. As 2020 unfolded, the committee recognized that the effect of the pandemic on investor preferences, performance challenges in some of our active equity and alternative strategies and disappointing flows in our retail channel would hinder our ability to achieve all of our 2020 goals. Despite the impact of the pandemic, the committee did not change our executive officers goals or targets set at the beginning of the year.

Considerations	Approach

As 2020 unfolded, the committee viewed the year holistically including:
• how the executive management team responded to COVID-19 for employees and clients in the short and long-term
• how the executive management team focused on what they could control
  – announcing our strategic evaluation that will reduce adjusted operating expenses by a net $200 million by the end of 2022
  – reducing the complexity of cross functional activities
  – addressing performance issues in our active equity complex
  – strengthening our ESG efforts
• the improvement in investment performance during the second half of the year
• the adverse impact of the pandemic on our shareholders, including the board's decision to reduced our dividend rate to preserve cash, our net outflows during the first half of the year, and our volatile stock price
	The committee agreed on the following general philosophies in making decisions about the pandemic-impact on our executives' compensation
	• The committee did not change goals or targets set at the beginning of the year
	• No changes on outstanding performance-based equity awards; no substitute awards
	• The retention and continued motivation of executives and senior staff is of paramount importance, given the skills needed to meet the continuing challenges of the pandemic and the changing asset management industry

98%

of our employees say Invesco prioritized their health and safety

How we supported our employees

- Our top priority in 2020 was the health and wellbeing of our employees. We provided online resources for our employees to provide timely information and support.
- At the onset of the pandemic, we seamlessly pivoted the vast majority of our workforce to a work from home environment with remote support allowing us to continue to serve clients and meet our regulatory obligations.
- We conducted regular check-in surveys to understand the general wellbeing of our employees, their ability to perform their job and any work from home obstacles. These surveys provided critical insights about what aspects of our pandemic response have been effective in identifying concerns.
- To stay in touch with our global employee base, we dramatically increased our employee communications including videos with senior management to provide updates on our business and to maintain a connection with our employees.
- We created a global Return to Office task force that is charged with ensuring the safety of our global office locations. The task force is also charged with developing a framework of specific conditions necessary to enable a safe return to the office. The framework will be guided by science and the advice of our health authorities, best practices developed by businesses and compliance with applicable governmental restrictions and requirements.

Throughout this CD&A, we discuss our compensation program, compensation decisions and changes to our executive compensation program. We believe that the enhancements summarized below deliver meaningful improvements to our executive compensation program.

Summary of 2020 enhancements to our executive compensation program

- **Improved company scorecard.** The company scorecard includes fewer and more focused goals. See page 42 for the company scorecard results.
- **CEO compensation cap.** CEO cash bonus is capped at the lesser of $10 million or 30% of the CEO's incentive pay.
- **Performance-based equity awards.** 60% of equity awards are performance-based.
- **Updated peer groups.** We implemented a new peer group for our 2020 performance-based awards. We also implemented a new compensation peer group for 2021. These peer groups emphasize pure asset management firms with significant business overlap and similar scale. See page 57 for a discussion about our updated peer groups.
- **Updated vesting matrix**. We established an updated vesting matrix for our performance-based equity awards that more closely ties to the firm's operating plan. See page 56 for our updated vesting matrix.

① Introduction

Invesco shareholder value framework

Invesco is committed to serving our clients and delivering long-term shareholder value. Our executives are able to directly influence key business drivers that create long-term shareholder value, recognizing that our financial results can be significantly impacted by movements in the global capital markets that are beyond our control. Invesco's framework for long-term shareholder value creation is based primarily on:



Organic growth

Our focus on delivering the outcomes our clients seek enables us to grow our business by attracting and retaining new assets under management ("AUM"), resulting in positive long-term organic growth.

+

Operating leverage

Our strong global operating platform allows us to operate effectively and efficiently and is an important driver of our operating leverage that benefits clients and shareholders. The creation of operating leverage allows us to meet current client demands, invest for future growth and create value for our shareholders.

+

Capital management

We strive to maintain our financial strength through disciplined capital management and return capital to shareholders on a consistent and predictable basis.

=

Earnings per share growth

Our focus on driving greater efficiency and effectiveness, combined with our work to build a global business with a comprehensive range of capabilities, puts Invesco in a strong position to meet client needs, run a disciplined business, continue to invest in and grow our business over the long term, and deliver long-term value to our clients, shareholders and other stakeholders.

Invesco's commitment to delivering shareholder value is aligned with the purpose-driven way we manage our business. To meet the needs of our clients, we focus on:
- delivering strong, long-term investment performance; and
- providing a comprehensive range of investment capabilities and technology solutions seeking to ensure deep and stable investment teams.

Investing for the long-term is an important element of our strategy. Our diversified investment capabilities in terms of investment objectives, styles, client types, and geographies enable us to meet client needs through differing market cycles across the globe. We also strive to give clients greater value for their money, which means competitively priced products, as well as investor education, thought leadership, digital platforms and other "value adds" that create an enhanced client experience.

In 2020, we contacted our top 30 shareholders, representing

74%

of our outstanding shares

Shareholder and proxy advisory engagement and feedback

The Annual General Meeting of Shareholders provides our shareholders with the opportunity to:
- evaluate our executive compensation philosophy, policies and practices;
- assess the alignment of executive compensation with Invesco's results; and
- cast an advisory vote to approve the company's executive compensation.

At the 2020 Annual General Meeting of Shareholders, 68% of shareholder votes were cast in favor of our Say-on-Pay advisory vote (a significant decrease from 93% of votes cast in favor in 2019).

Invesco's board understands the importance of executive compensation decisions and encourages open and constructive dialogue with our shareholders. Each year, Invesco engages with key shareholders and major proxy advisory firms to solicit insights on executive compensation and governance matters.

In the Fall of 2020, we invited our top 30 shareholders representing 74% of our outstanding shares[1] to engage with us regarding, among other topics, our executive compensation program. We held meetings with all shareholders who accepted our invitation – nine of our shareholders representing 24% of our outstanding shares[1], including shareholders who voted against our Say-on-Pay proposal in 2020. We also met with major proxy advisory firms. Our board chair and compensation committee chair attended meetings with our top institutional shareholders and the major proxy advisory firms to provide the board's perspective and gain insights. During these meetings, we asked specific questions about the design of our current executive compensation program and gave our meeting attendees the opportunity to provide feedback. Both the participating directors and management provided feedback to the committee based on these meetings.

MassMutual, our largest shareholder, received updates to our compensation program and governance in lieu of a meeting. Trian Fund Management, L.P. ("Trian") owns approximately 9.9% our outstanding common shares. In November 2020, Messrs. Garden and Peltz (each representing Trian) joined our board. Messrs. Garden and Peltz have an impressive track record as long-term investors, and their prior experience in asset management gives them a deep understanding of the significant growth opportunities of this industry. We are pleased to have Trian as a significant shareholder. We welcomed these new directors to the board and are working closely with them as board members (and a member of the compensation committee in the case of Mr. Garden) to further strengthen our business and achieve the potential of our global firm.

The table below shows key topics or themes that were raised during our Fall outreach and actions taken or proposed to be taken in response. The committee, in conjunction with its independent consultant and senior management, integrated aspects of the feedback into our compensation program.

Recap of 2020 outreach feedback and actions

Topics and themes	Invesco's response
Invesco's response to 2020 • We would like to know what actions you took in response to the unprecedented events this year. • Did the events of 2020 impact your pay decisions?	• Prioritized the health and wellbeing of our employees • Did not modify or change goals or targets set at the beginning of the year • Leveraged full digital engagement with our clients • Reduced dividend rate to preserve cash • The committee viewed the year holistically when making pay decisions.
Improved transparency around decision making • We would like to see greater transparency and insight into the reasons for your decisions and actions. • We would like to see an example of how CEO pay was determined.	• Included more disclosure on how the committee arrived at final pay outcomes • Included an illustration that shows how the results of the company scorecard and CEO achievements were used to determine CEO pay
Company scorecard • We think that the scorecard has too many measures • We would like for the scorecard to have a better line of sight to pay decisions. • We would like to know if you adjusted any of your scorecard targets during the year. • We would like more information about the rating system for the scorecard.	• For 2020, we added disclosure regarding the percentage score for each performance category on the company scorecard as well as a scoring legend. • For 2020, we added disclosure about the importance of key scorecard metrics. • Despite the impact of the pandemic on our ability to achieve all of our 2020 goals, we did not change goals or targets set at the beginning of the year. • For 2021, we will further reduce the number of company scorecard metrics and update the weightings of the categories to increase the impact of financial factors. • For 2021, we will add metrics related to long-term net flows.
Executive compensation tables • We would like to see additional disclosure in the executive compensation tables in order to gain insight into the vesting of performance-based awards.	• For our 2021 proxy, the awards vested table now includes information about the percent of award vesting during the year on a grant-by-grant basis.
Performance-based awards • We believe at least 50% of awards should be performance-based.	• For awards granted in 2021, 60% of total equity awards for executives is performance-based (an increase from current level of 50%) • For 2021, the vesting matrix for our performance-based awards will be more closely tied to the firm's operating plan
Equity plan share replenishment • We want to know the reason for share replenishment. • Provide projected overhang	• Proposal 3 provides information about why we are seeking approval to replenish our equity plan as well as projected overhang data.

1 As of October 1, 2020



Board involvement
In 2020, our board chair and compensation committee chair participated in certain shareholder and proxy advisor meetings to provide the board's perspective and gain insights. Both the participating directors and management provided feedback to our compensation committee based on such meetings.



Evolution of our executive compensation program
The below timeline demonstrates Invesco's continued responsiveness to shareholder feedback and the progression of our compensation program over the past several years.



2016
- Increased performance measurement period from 1 to 3 years
- Utilized single performance measure eliminating "two bites of the apple"
- Increased rigor of performance measure
- Max performance payout set at 150%

2019
- Established incentive targets for executives; payouts may range from 0% to 130%
- Introduced company scorecard and a detailed 4-step compensation process
- Added a second performance measure (TSR) and increased performance rigor

2021
- Described impact of 2020 pandemic on pay decisions
- Greater transparency into company scorecard and pay decisions
- Added an easy to follow graphic of CEO pay calculation

2015
- 50% of long-term equity awards were performance-based with clawback provisions
- Increased performance measure rigor
- Capped CEO total comp at $25M

2018
- 50% of all equity awards were performance-based with clawback provisions
- Capped CEO cash bonus at $10M

2020
- Capped annual cash bonus for executives (other than CEO) at 50% of total pay
- Capped CEO cash bonus at lesser of $10M or 30% of CEO's incentive pay
- 60% of equity awards were performance-based with clawback provisions
- Updated compensation and performance award peer groups
- Updated vesting matrix for performance-based equity awards to better align with company's operating plan

② Our compensation framework

We achieve alignment of performance and pay by measuring company performance and individual achievements

How we align performance and pay

Executive pay outcomes are aligned to both our company performance and individual achievements. At the beginning of the year, the committee approves the CEO objectives, the company scorecard and its weightings that measure the following key drivers of shareholder value creation:



■ our financial performance	**50%**
■ meeting client needs with the quality and breadth of investment capabilities that achieve strong medium- and long-term investment performance	**30%**
■ sustaining a high performing organization, since our people are the source of everything we do	**20%**

Following completion of the year, the committee's assessment of the company's performance and individual achievements determines each NEO's annual and long-term incentives.

The committee uses judgment as we believe that a wholly formulaic program could have unintended consequences

How the committee uses its judgment in making incentive compensation decisions

The committee uses financial and other metrics in the company scorecard to evaluate firm performance. Our business is dynamic and requires us to respond rapidly to changes in market conditions and other factors outside of our control that impact our financial performance, such as the COVID-19 pandemic in 2020.

The committee believes that applying structured judgment and thoughtful consideration of an executive's qualitative performance is a critical feature of our executive compensation program.

The committee believes that a rigid, formulaic program based strictly on quantitative metrics could have unintended consequences such as encouraging undue focus on achieving specific short-term results, at the expense of long-term success. In addition, solely formulaic compensation would not permit adjustments based on factors beyond the control of our executives as well as relative performance in relation to shifting market conditions and less quantifiable factors such as recognition of strategic developments and individual achievements. Therefore, thoughtful consideration of these additional factors allows the committee to fully consider the overall performance of our executives over time and has been a key ingredient in ensuring our long-term financial results.

For all NEOs, at least 60% of their total incentive award is delivered through deferred equity. All incentives are paid from a company-wide incentive pool.

The committee's well-defined process for making pay decisions
The pay determination process reinforces our shareholder value framework. The committee's 4-step process determines each NEO's total incentive outcome, which includes all variable pay (annual cash award + annual stock deferral award + long-term equity awards). Based on quantitative and qualitative performance assessment, total incentive awards can range from 0% to 130% of each NEO's incentive target. Once the total incentive award is determined, the pay mix between cash, deferred equity and long-term equity is more heavily weighted to equity awards. See page 44 for the overall pay mix for the NEOs.

See pages 52 through 53 for a detailed description regarding these steps



Step 1
Approve the company scorecard and set individual incentive targets and goals

Step 2
Set company-wide incentive pool

Step 3
Assess company quantitative performance through company scorecard

Step 4
Assess qualitative individual performance and determine NEO pay

The table below shows NEO incentive targets for 2020. With the exception of Ms. Dukes who joined Invesco in 2020, there were no changes from 2019 targets.

2020 NEO incentive targets

Name	2020 Incentive target (in millions)[1]
Martin L. Flanagan	$13.50
L. Allison Dukes[2]	$3.00
Loren M. Starr	$3.15
Andrew T.S. Lo	$4.14
Gregory M. McGreevey	$5.80
Andrew R. Schlossberg	$4.55

1 Incentive compensation includes bonus and short-term deferral and long-term equity.
2 Ms. Duke's 2020 incentive target was prorated to reflect her tenure in her current role.

Invesco 2020 performance

The asset management industry is continuing to undergo rapid change. In 2020, the first part of the year was consumed with responding to the COVID-19 pandemic. Invesco pivoted quickly to a work from home platform with little interruption to our employees or clients. We encountered challenges in the first half of 2020 in connection with the COVID-induced market uncertainty. The investments we had made in the business in the years leading up to 2020 allowed us to weather the initial phase of the pandemic and to emerge stronger in the second half of the year. We continued to focus on operational efficiency, evolving our business and making investments in key growth areas.

Below are performance highlights. Many of these metrics are also included in our company scorecard that we use to determine 2020 executive pay.

Year-end assets under management ($B)		
2020	+10%	1,350
2019	+38%	1,226
2018	-5%	888

Net revenue[1] ($M)		
2020	+2%	4,501
2019	+16%	4,415
2018	+2%	3,818

Adjusted net income[1,2] ($M)		
2020	-21%	893
2019	+12%	1,124
2018	-9%	1,003

Adjusted diluted earnings per share[1,2] ($)		
2020	-24%	1.93
2019	+5%	2.55
2018	-10%	2.43

Adjusted operating income[1,2] ($M)		
2020	+0.5%	1,665
2019	+19%	1,656
2018	-6%	1,392

Adjusted operating margin[1,2] (%)		
2020	-50 bps	37.0
2019	+100bps	37.5
2018	-300bps	36.5

Cash dividend per common share ($)		
2020	-25%	0.93
2019	+4%	1.24
2018	+3%	1.19

Total return of capital ($M)		
2020	-66%	405
2019	+43%	1,199
2018	+78%	842

During the first half of 2020, we experienced meaningful net outflows and redemptions rates.

During the second half of 2020, we saw marked improvements to our share price, our investment performance and inflows.

Company scorecard results for 2020 – aligning pay with results

In early 2021, using the company scorecard, the committee conducted its final quantitative assessment of company performance for 2020.

For 2020, the committee did not change the goals or targets set at the beginning of the year, despite the pandemic-related challenges experienced earlier in the year. For example, in the financial performance category, scoring was negatively impacted by our board's decision in April to cut our dividend rate to preserve cash. Our clients' reactions to the pandemic negatively impacted our stock price which, in turn, negatively impacted our relative TSR ranking. In the Delivering to Clients category, we experienced significant net outflows. During the second half of 2020, we saw marked improvements in items such as paying our credit facility to zero and increases in our share price, and net long-term inflows.

1 Financial results for 2019 include approximately 7 months of OppenheimerFunds financial results compared to 2020, which include 12 months of OppenheimerFunds financial results.

2 The adjusted financial measures are all non-GAAP financial measures. See the information in **Appendix A** of this Proxy Statement regarding Non-GAAP financial measures.

The outcomes for our 2020 company scorecard are described below with an overall company score of 72% - targets partially achieved.

2020 Scorecard

Category weighting factor	Measures included		2020 Performance
Financial performance **50**	• Adjusted earnings per share (diluted EPS) • Adjusted operating income • Leverage ratio (adjusted debt/EBITDA)[1] • Adjusted operating margin • Operating expense per average AUM	• Dividend growth • Cumulative capital returned to shareholders (5-year period) • Total shareholder return vs. total returns of S&P 500 and our peer group (top half of peer group)	**66% - targets partially achieved**
Delivering to clients **30**	• Sustain responsible investment and corporate stewardship commitment (PRI rating) • Quality and breadth of mature investment capabilities (share of investment strategies with leading marketability scores)	• 60% of actively managed assets in top half of peer group over 3- & 5- year period • Organic Growth[2] • Absolute growth flows • Absolute net flows • Redemption rate	**63% - targets partially achieved**

Organizational strength
 	
20
	• Leadership effectiveness
	  – Foster and build a diverse and inclusive culture
	  – Sustainable employee engagement scores
		• Employee retention (employee turnover rate)	**99% - targets achieved**

Overall weighted rating of performance outcomes			**72% - targets partially achieved**

Assessment/Total incentive percentage range

Exceptional target achievement	126% - 130%
Targets exceeded	111% - 125%
Targets achieved	85% - 110%
Targets partially achieved	50% - 84%
Targets not achieved	0% - 49%

The committee and its compensation consultant engaged in discussions throughout the year about the evolving impact of the COVID-19 pandemic, including the impact on our scorecard, our pay practices and related pay outcomes. The committee acknowledged they had higher aspirations for 2020 and engaged in lengthy discussions about what measures management had direct control over and those that management did not have direct control over (for example, management cannot control the market or the reactions of our clients to the pandemic).

The committee believes that the scorecard is a good indicator of overall health of the firm. In this context, the committee used the company scorecard to assess 2020 outcomes versus proposed goals and used its structured discretion to assess individual executive achievements.

1 Amounts exclude the outstanding preferred shares
2 Based on average long-term assets and flows

2020 NEO total annual compensation summary – aligning pay to results

CEO pay determination



Company scorecard outcome - 72%	**+**	Individual modifier of $0.59M	**=**	76.4% of target earned

Our CEO's 2020 incentive compensation is aligned with the company's performance for the year. In determining Mr. Flanagan's compensation, the committee took into consideration the challenged financial performance of the company due to the COVID-19 pandemic, a challenging industry environment, and the company's scorecard results of only partially achieving its 2020 goals. These factors were offset by the company's response to the pandemic for its employees and clients and, later in the year, the return of positive flows and improved investment performance. As a result, the committee determined that Mr. Flanagan's incentive compensation would be $10.31 million, which is 76.4% of his 2020 incentive target and represents a decrease of 10% in total incentive pay compared to 2019.

Pages 45 and 46 under the heading **2020 Key achievements** further describe Mr. Flanagan's achievements of this past year, as well as the outcomes of several metrics included in the company scorecard.

Illustration. Based on company performance and Mr. Flanagan's performance, the below illustration shows how the committee calculated Mr. Flanagan's pay in respect of 2020. The committee's process for determining executive officer pay is applied to all incentive compensation (consisting of cash bonus + annual stock deferral + long-term equity).

Step 1 – Quantitative assessment of company performance

2020 incentive target	$13.50M
Quantitative score from scorecard	72%
2020 incentive target, as adjusted	$9.72M

Step 2 – Qualitative assessment of executive achievements

Payout range = 50% to 84% of incentive range

Committee considered multiple considerations from the year including:
- Leadership during the COVID-19 pandemic and actions on social injustice and diversity and inclusion discussed in Mr. Flanagan's key achievements below
- Strategic engagement with clients during the pandemic
- The return of positive flows and improved investment performance in the later part of the year

Committee application of modifier for 2020 achievements	+ $0.59M
Total incentive	$10.31M
Percent of target	76.4%

NEO pay determinations. Given the company's performance in 2020, our CEO recommended to the committee, and the committee agreed, to reduce the other NEOs' incentive compensation for 2020 by 10%, with one exception, based on strong regional performance. The exception is Andrew Lo, our executive overseeing the Asia-Pacific region, whose incentive compensation was flat year-over-year and was 104.8% of his 2020 incentive compensation target given the significant increase in growth in the region, in particular China.

The tables below show compensation decisions for each of the NEOs for 2020, including incentive pay as a percentage of their respective incentive compensation targets. Incentive compensation for the CEO and the other NEOs may range from 0% to 130% of each executive's target.

2020 NEO total incentives earned relative to target

■ % of total target incentive paid   ⬚ % of total target incentive unawarded

NEO	% paid	% unawarded
Martin L. Flanagan	76.4%	23.6%
L. Allison Dukes	90.0%	10.0%
Loren M. Starr	85.5%	14.5%
Andrew T.S. Lo	104.8%	
Gregory G. McGreevey	86.9%	13.1%
Andrew R. Schlossberg	90.0%	10.0%

2020 NEO total compensation

Name	Base salary ($)	Cash bonus ($)	Stock deferral ($)	Long-term equity ($)	Total compensation ($)	YOY % change	Performance-based ($)[1]
Martin L. Flanagan	790,000	3,093,000	1,546,500	5,670,500	11,100,000	-9.4%	4,330,200
L. Allison Dukes	500,000	900,000	675,000	1,125,000	3,200,000	N/A	1,080,000
Loren M. Starr	450,000	848,160	369,210	1,476,900	3,144,270	-2.7%	1,107,666
Andrew T.S. Lo	462,398	1,400,000	541,930	2,400,000	4,804,328	0.0%	1,765,158
Gregory M. McGreevey	450,000	1,890,000	990,000	2,160,000	5,490,000	-9.3%	1,890,000
Andrew R. Schlossberg	450,000	1,638,000	1,228,500	1,228,500	4,545,000	-9.1%	1,474,200

1 Represents 60% of the combined value of the stock deferral and long-term equity awards

Caps

For the CEO, annual total compensation is capped at $25 million. New for 2020 pay, the CEO annual cash bonus is capped at the lesser of $10 million or 30% of incentive pay.

For executives (other than the CEO), annual cash bonuses are capped at 50% of total pay.

Performance-based incentives

New for 2020 pay, 60% of the combined value of the annual stock deferral and long-term incentive awards is performance-based (an increase from 50%). Vesting of performance-based awards continues to be tied to adjusted operating margin over a three-year period and three-year average of TSR of the company. See **Performance-based equity awards** on pages 55 - 56 for additional details.

NEO variable pay is at risk

Our compensation structure reflects our commitment to pay for performance. As noted below, 84 - 93% of our NEO compensation is variable. Compensation mix percentages reflect compensation decisions by the committee for 2020.

Cash bonus, annual stock deferral and long-term equity awards were earned in 2020 and paid/granted in 2021. In accordance with SEC requirements, the Summary Compensation Table on page 61 reports equity in the year granted, but cash in the year earned. The **Summary Compensation Table** reports "All Other Compensation," which is not part of the committee's compensation determinations.

2020 CEO total annual compensation — $11.1M

93% of total compensation is variable

Base salary $790,000	Annual cash bonus $3,093,000	Annual stock deferral award $1,546,500	Long-term equity award $5,670,500

65% of total compensation is awarded in equity; 60% of which is performance-based

2020 NEO total annual compensation (excluding CEO)

84%-92% of total compensation is variable

Base salary $450,000 - $500,000	Annual cash bonus $848,160 - $1,890,000	Annual stock deferral award $369,210 - $1,228,500	Long-term equity award $1,125,000 - $2,400,000

54% to 61% of total compensation is awarded in equity; 60% of which is performance-based

③ NEO pay outcomes and performance summaries

We link pay and performance

Below is a summary of 2020 NEO compensation and material accomplishments the committee considered when determining compensation for 2020.



Martin L. Flanagan
President and CEO

2020 Compensation
(in 000s)

Base salary	$790
Annual incentive award – Cash	$3,093
Annual incentive award – Stock deferral	$1,547
Long-term equity award	$5,671
Total annual compensation	$11,100
Total incentive compensation	$10,310
2020 incentive target	$13,500
Total incentive compensation as a % of 2020 incentive target	76.4%

Responsibilities

Mr. Flanagan is President and CEO. He develops, guides and oversees execution of Invesco's long-term strategic priorities to deliver value for clients and shareholders over the long-term.

Mr. Flanagan is responsible for senior leadership development and succession planning, defining and reinforcing Invesco's purpose and engaging with key clients, industry leaders, regulators and policy makers.

For 2020, the committee decided that Mr. Flanagan's total incentive compensation should be $10.31 million, which is 76.4% of his 2020 incentive target of $13.5 million. Mr. Flanagan's total compensation is down 9.4% from 2019. As noted above, the company's process for determining executive officer pay is applied to all incentive compensation (consisting of cash bonus + annual stock deferral + long-term equity).



2020 Key achievements

- Mr. Flanagan led the firm's efforts to continue executing on its long-term strategy while supporting our employees, finding new ways of working, and serving and delivering expected client outcomes.
- Mr. Flanagan navigated the firm through an unprecedented market backdrop in the first half of the year. Under Mr. Flanagan's leadership, the firm achieved record AUM of $1,350 billion at the end of 2020 and record gross long-term inflows of $91.6 billion during the fourth quarter.
- Mr. Flanagan oversaw a comprehensive strategic evaluation of our business with several objectives, including enhancing client outcomes, improving organic growth, reducing complexity of cross-functional activities and streamlining the firm's operating environment. We expect this optimization will allow continued investment in the business while reducing adjusted operating expenses by a net $200 million by the end of 2022. We realized $30 million in annualized savings in the fourth quarter.
- Invesco continued to invest in its leadership position in Greater China, the world's fastest-growing market, where we have been managing Chinese investments for nearly four decades. Invesco now ranks #1 among onshore providers in China[1], building on a legacy of success in the broader Asia-Pacific region.
- Invesco's ETF business is the fourth largest in the world.[2] During the fourth quarter of 2020, Invesco's ETFs experienced total net inflows of $6.1 billion globally.
- Mr. Flanagan and Invesco remain firmly committed to further strengthening Invesco's Environmental, Sustainability and Governance (ESG) efforts. Invesco was awarded an A+ rating for its overall approach to responsible investment (strategy and governance) for the fourth consecutive year as well as achieving an A or A+ across all categories by the PRI (Principles for Responsible Investment).
- Mr. Flanagan led a public call to action on social injustice by community leaders in the firm's headquarters city, Atlanta, Georgia, and meaningfully strengthened the firm's own Diversity and Inclusion efforts.

1 Z-Ben Advisors, April 2020
2 Invesco ETFs Strategy and Research as of December 31, 2020.

Our compensation committee has demonstrated over multiple years that our CEO's compensation is aligned with the company's financial performance

CEO pay is aligned to financial performance

The below charts demonstrate that over the last five years the committee has ensured that the CEO's compensation has aligned closely with the financial outcomes of the firm.

5-year Invesco CEO pay versus financial performance

CEO compensation[1]
$ millions



Adjusted operating income[2]
$ millions



Adjusted operating margin[2]
%



Adjusted diluted EPS[2]
$



	2016	2017	2018	2019[3]	2020[3]
■ CEO compensation ($mil)	13.5	13.8	11.0	12.30	11.1
■ Adjusted operating income[2] ($mil)	1,297	1,482	1,392	1,656	1,665
■ Adjusted operating margin[2] (%)	38.2	39.5	36.5	37.5	37.0
■ Adjusted diluted EPS[2] ($)	2.23	2.70	2.43	2.55	1.93

1 Consists of salary, annual cash bonus, annual stock deferral award and long-term equity award . For 2018 and 2019, 50% of the combined value of the annual stock deferral and long-term equity awards is performance based . For 2020, 60% of the combined value of the annual stock deferral and long-term equity awards is performance-based. See note on page 44 regarding differences from the summary compensation table.
2 The adjusted financial measures are all non-GAAP financial measures. See the information in **Appendix A** of this Proxy Statement regarding Non-GAAP financial measures.
3 Financial results for 2019 include approximately 7 months of OppenheimerFunds financial results compared to 2020, which include 12 months of OppenheimerFunds financial results

The table below shows the year-over-year change in adjusted operating income, adjusted operating margin and CEO compensation:

	2016	2017	2018	2019[3]	2020[3]
Adjusted operating income[1]	-13% ▼	+14% ▲	-6% ▼	+19% ▲	+0.5% ▲
Adjusted operating margin[1]	-6% ▼	+3% ▲	-8% ▼	+1% ▲	-1% ▼
CEO total incentive compensation[2]	-11% ▼	+3% ▲	-21% ▼	+12% ▲	-10% ▼

1 The adjusted financial measures are all non-GAAP financial measures. See the information in **Appendix B** of this Proxy Statement regarding Non-GAAP financial measures.
2 Consists of annual cash bonuses, annual stock deferral awards and long-term equity awards.
3 Financial results for 2019 include approximately 7 months of OppenheimerFunds financial results compared to 2020, which include 12 months of OppenheimerFunds financial results.

Other NEO pay and performance



L. Allison Dukes
Senior Managing
Director and Chief
Financial Officer

2020 Compensation
(in 000s)

Base salary	$500
Annual incentive award – Cash	$900
Annual incentive award – Stock deferral	$675
Long-term equity award	$1,125
Total annual compensation	$3,200
Total incentive compensation	$2,700
2020 incentive target	$3,000
Total incentive compensation as a % of 2020 incentive target	90.0%

Responsibilities
Ms. Dukes serves as Senior Managing Director and Chief Financial Officer.

Ms. Dukes is responsible for planning, implementing, managing and controlling all corporate financial-related activities of the firm, including forecasting, strategic planning, capital allocations and expense management. She also oversees corporate finance, accounting, investor relations and corporate strategy.

Based on the quantitative outcome of Invesco's performance and a qualitative review of Ms. Dukes' individual performance, the committee determined that Ms. Dukes' total incentive compensation should be $2.7 million, which is 90% of her 2020 incentive target of $3 million.

 **2020 Key achievements**
- Ms. Dukes successfully assumed CFO responsibilities in August after joining the firm in March. She meaningfully contributed to Invesco's strategy to navigate the market downturn with a particular focus on liquidity and capital management to create financial flexibility.
- Under her leadership, the company ended the year with $1.4 billion in cash and no balance on the credit facility.
- Ms. Dukes led the company's efforts to conduct a strategic evaluation, identifying discrete cost initiatives that will be executed over the course of two years and allow continued investment in the business while reducing adjusted operating expenses by a net $200 million by the end of 2022. We realized $30 million in annualized savings in the fourth quarter.
- She implemented enhancements to the firm's annual budget review process and key initiatives designed to strengthen internal fiscal discipline and accountability while better aligning capital management practices to the company's strategic priorities.
- Ms. Dukes restructured the firm's financial leadership, retaining key leadership while attracting new talent and strengthening the finance leadership bench.
- Ms. Dukes joined the Invesco Women's Network as an Executive Sponsor and will help lead the firm's efforts to enhance diversity at the firm.



Andrew T. S. Lo
Senior Managing
Director and Head
of Asia Pacific

2020 Compensation
(in 000s)

Base salary	$462
Annual incentive award – Cash	$1,400
Annual incentive award – Stock deferral	$542
Long-term equity award	$2,400
Total annual compensation	$4,805
Total incentive compensation	$4,342
2020 incentive target	$4,142
Total incentive compensation as a % of 2020 incentive target	104.8%

Responsibilities
Mr. Lo is Senior Managing Director and Head of Asia Pacific.

Mr. Lo is responsible for the firm's operation in the Asia Pacific region where he addresses the large and growing needs of our investors in the region. He works with clients to understand their issues and objectives and finding solutions for them.

Based on the quantitative outcome of Invesco's performance and a qualitative review of Mr. Lo's individual performance, the committee determined that Mr. Lo's total incentive compensation should be $4.34 million, which is 104.8% of his 2020 incentive target of $4.14 million due to Mr. Lo's exceptional performance in Asia-Pacific. Mr. Lo's total 2020 compensation was flat compared to 2019.

 **2020 Key achievements**
- Despite continued challenges from geopolitical tension and pandemic aftershock, Mr. Lo led our Asia-Pacific business to achieve a record year in 2020. With $171.3 billion ending AUM (up 33.1% versus prior year), the region recorded full year net inflows of $23.1 billion, an 80.4% year-over-year increase.
- The strong inflows were supported by solid investment performance in Asia Pacific investment centers, where 60%, 57% and 77% of the region's long-term assets outperformed peers on a 1-, 3- and 5-year basis, respectively.[1]
- Under Mr. Lo's leadership, our China growth initiative continued to achieve significant growth. China-sourced AUM increased from $52.2 billion in 2019, to $77.9 billion, up 49.2% year-over-year. Primary drivers of growth were strong new fund launches coupled by accelerated E-commerce development. Invesco's China franchise was highly recognized by the industry and was ranked #1 onshore in the most recent Z-Ben ranking among foreign JV fund management companies.
- Outside of China, Mr. Lo led the region to build a diverse book of business by delivering Invesco's global investment capabilities to meet client needs. For example, Invesco Japan had significant wins in providing customized beta solutions to prominent asset owners capturing over $7.5 billion of net flows within 6 months of launch.
- Mr. Lo is committed to enhancing diversity and inclusion in the workplace. At the conclusion of 2020, 41% of the region's workforce and 38% of the region's senior leadership are female. Mr. Lo participated in Mutual Mentoring to encourage diversity of thought across different organizational levels.

1 Invesco data as of December 31, 2020.



Gregory G. McGreevey
Senior Managing
Director, Investments

2020 Compensation
(in 000s)

Base salary	$450
Annual incentive award – Cash	$1,890
Annual incentive award – Stock deferral	$990
Long-term equity award	$2,160
Total annual compensation	$5,490
Total incentive compensation	$5,040
2020 incentive target	$5,800
Total incentive compensation as a % of 2020 incentive target	86.9%

Responsibilities
Mr. McGreevey serves as Senior Managing Director, Investments. In 2020, Mr. McGreevey assumed leadership of the firm's private market groups (including real estate). He continues his responsibility for certain of Invesco's global investment teams, trading, Global Performance and Risk Group, Solutions, Indexing, ESG and investment thought leadership/investor engagement.

Based on the quantitative outcome of Invesco's performance and a qualitative review of Mr. McGreevey's individual performance, the committee determined that Mr. McGreevey's total incentive compensation should be $5.0 million, which is 86.9% of his 2020 incentive target of $5.8 million. Mr. McGreevey's total 2020 compensation was down 9.3% compared to 2019.

 **2020 Key achievements**

- Mr. McGreevey played a critical role in maintaining an engaged and successful workforce during the pandemic and a remote work environment by focusing on authentic and transparent communication with his teams. He successfully led the investments business through market turmoil in the first half of the year and then record flows in fixed income and improved year over year flows in equities in the second half of the year.
- Mr. McGreevey assumed leadership oversight of the Invesco Real Estate (IRE) business, improving collaboration and connectivity with the firm's broader investments organization.
- Under Mr. McGreevey's leadership, top half investment performance in high demand areas remained strong in long term, peer relative 3- and 5-year measures: Active Fixed Income 80%, 89%, Active Global Equities 68%, 59%, Investment Solutions 100%.[1]
- Mr. McGreevey streamlined the firm's product mix by rationalizing products in multiple areas to improve the firm's focus on high demand capabilities while addressing challenged areas and bring efficiencies across the platform.
- Mr. McGreevey successfully executed a strategic evaluation of the investments business and organization in 2020. The objectives of the strategic evaluation were to implement people and process changes that will enhance our investment capabilities and offerings and help us build greater scale.
- Mr. McGreevey's 2019 investment in an ESG strategy to transform the organization into a top ESG asset manager benefitted the firm in 2020, joining Climate Action 100+, winning a US award for Best ESG Responsible Investment Expert by Capital Finance International, launching a proprietary ESG platform to provide unique insights to clients, and launching multiple ESG-themed funds and indices.
- Mr. McGreevey is committed to the firm's diversity and inclusion goals. In 2020, female hires in the Investments organization increased and Mr. McGreevey participated in the Mutual Mentoring program which encourages diversity of thought across the organization.

1 Invesco data as of December 31, 2020.



Andrew R. Schlossberg
Senior Managing Director
and Head of the Americas

2020 Compensation
(in 000s)

Base salary	$450
Annual incentive award – Cash	$1,638
Annual incentive award – Stock deferral	$1,228
Long-term equity award	$1,227
Total annual compensation	$4,545
Total incentive compensation	$4,095
2020 incentive target	$4,550
Total incentive compensation as a % of 2020 incentive target	90.0%

Responsibilities

Mr. Schlossberg is senior managing director and Head of the Americas business. He has responsibilities for distribution, marketing, global exchange traded funds capabilities, corporate communications and human resources. Prior to taking this role in 2019, Mr. Schlossberg was the senior managing director and Head of EMEA.

Based on the quantitative outcome of Invesco's performance and a qualitative review of Mr. Schlossberg's individual performance, the committee determined that Mr. Schlossberg's total incentive compensation should be $4.1 million, which is 90% of his 2020 incentive target of $4.55 million. Mr. Schlossberg's total 2020 compensation was down 9.1% compared to 2019.

 **2020 Key achievements**

- Under Mr. Schlossberg's leadership, the Americas business completed its integration of OppenheimerFunds, developed its strategy for growth, contributed to the firm's efficiency efforts, and managed through the pandemic ensuring the health and safety of our employees and remote engagements with our clients.
- Americas business momentum strengthened under Mr. Schlossberg's leadership in the second half of 2020 as long-term net flows improved by $26 billion from the first half of the year. In support of this, our distribution teams transformed the Americas go-to-market to a digital format, which has increased the firm's client touchpoints and introduced digital tools to assist clients in an extraordinary year.
- The Americas institutional business development, pipeline management, and multi-year growth strategy led to a meaningful contribution to the firm's global institutional gross sales and net long-term inflows.
- Mr. Schlossberg oversaw our global ETF platform growth to an all-time high AUM of $345 billion as of December 31, 2020. In addition, the firm introduced several new innovations including nontransparent active funds and the Invesco QQQ Innovation Suite.
- Mr. Schlossberg oversaw our efforts to elevate the firm's brand and profile which resulted in improving our US brand equity ranking as a mutual fund provider to #7, up from #12 in the previous year, and ranked #6 in brand equity amongst asset managers (first year measured).[1]
- In Mr. Schlossberg's role of having overall responsibility for the global human resources and communications function, the firm was able to successfully migrate employees to work from home. He championed increased, transparent employee communications and sponsored several surveys where 98% employees responded they felt supported and that the firm prioritized their safety and health.
- Mr. Schlossberg continued to be a strong supporter of promoting various diversity and inclusion efforts, including improving the firm's gender balance within senior management roles and extending or establishing new business resource groups, such as the Black Professional Network and Young Professionals Network.

1 Escalent. Cogent Syndicated. Advisor Brandscape® 2020.



Loren M. Starr
Retired Senior Managing Director and Chief Financial Officer

2020 Compensation
(in 000s)

Base salary	$450
Annual incentive award – Cash	$848
Annual incentive award – Stock deferral	$369
Long-term equity award	$1,641
Total annual compensation	$3,308
Total incentive compensation	$2,858
2020 incentive target	$3,150
Total incentive compensation as a % of 2020 incentive target	90.7%

Responsibilities
Mr. Starr retired from his position as senior managing director and chief financial officer on August 1, 2020. Mr. Starr transitioned to an executive advisory role as Vice Chair at that time until his retirement from the company on March 1, 2021.

 **2020 Key achievements**
- During his tenure as CFO, Mr. Starr worked with the board and management, recommending, and then implementing a decision to cut the dividend by 50% and redeem seed capital to increase the firm's financial stability during the COVID-19 pandemic. He also led a team to explore other cost containment activities that the firm could execute on in both the short- and long-term.
- Mr. Starr played an active and integral role in on boarding and transitioning his CFO duties to Ms. Dukes.
- Mr. Starr continued his role of executive sponsor of the Invesco Proud Network, Invesco's global LGBTQ+ business resource group.

The committee's process for determining executive compensation

④

We describe below for our shareholders and other interested parties a summary of the steps that our committee takes in making its compensation decisions.

Step 1 – incentive awards may range from 0% to 130% of target	**Step 1 – approving company scorecard and setting individual incentive targets and goals** In early 2020, the committee approved the company scorecard and established annual incentive targets (consisting of cash bonus + annual stock deferral + long-term equity) for our CEO and our other executive officers. Actual incentive awards may range from 0% up to a maximum of 130% of the target amount based on company and individual performance. The committee also approved the company's operating plan which is part of the annual goals for the company and CEO. In consultation with Johnson Associates, the committee's independent compensation consultant, the committee set 2020 incentive targets, which are based on the executive's role. Other than Ms. Dukes, who joined the company in 2020, there were no changes to the 2019 incentive targets. See page 40 for the 2020 incentive targets.
Step 2 - ensuring that our incentive pool and incentive awards are commercially viable	**Step 2 – setting our company-wide incentive pool** In early 2021, based on 2020 financial results and the company's performance toward achieving its strategic objectives, the committee set the company-wide incentive pool for 2020 at 41.6% of pre-cash bonus operating income ("PCBOI"). Absolute incentive pools were down year-over-year from 2019. However, as a percentage, the 2020 pool was higher than our 5-year average although within our range (described below). The 2020 company-wide incentive pool is reflective of PCBOI being lower in 2020 and the firm's need to continue to remain competitive. All incentive awards, including NEO awards, are paid out of this pool. The committee uses a range of 34-48% of PCBOI in setting the company-wide incentive pool. The range includes the cash bonus, deferred and equity pools, as well as the amounts paid under sales commission plans (in which our NEOs do not participate). The range was determined based on historical data and practices of asset management and other similar financial services firms as analyzed by Johnson Associates and data obtained from the McLagan and CaseyQuirk Performance Intelligence Study. Linking the aggregate incentive compensation pool to a defined range of our PCBOI ensures incentive compensation is commercially viable.



40.5%	**39.6%**	**41.6%**
5 year average	2019	2020

Step 3 - the scorecard is a quantitative assessment of company performance	**Step 3 – Using the scorecard to assess company performance** During the fourth quarter of 2020 and early in 2021, the committee conducted its final quantitative assessment of company performance for 2020. The scorecard is based on results achieved and related weightings in the following categories: financial performance 50%; delivering to clients 30%; and organizational strength 20%. For 2020, the committee did not change the goals or targets set at the beginning of the year. The outcomes for our 2020 company scorecard have an overall company score of 72%. See page 42 for more information about our company scorecard results. The committee believes that each of the company performance measures supports the key indicators of company success.

Step 4 – the committee applies its qualitative assessment of executive achievements

Step 4 – qualitative assessment of individual performance and determining individual compensation

Aligning pay with performance
During the fourth quarter of 2020 and early in 2021, following the committee's approval of the company-wide annual incentive pool, the committee assessed each executive's performance within the context of:
• company performance as detailed on the company scorecard;
• each executive's performance against the executive's goals; and
• each executive's incentive target range.

After the quantitative assessment of company performance, the committee applied its qualitative assessment of each executive officer in setting final compensation in order to ensure that outcomes are aligned with company and individual performance and with shareholder interests.

Once the committee determined each executive's total compensation, the committee determined the appropriate mix between cash, stock deferral and long-term equity. For all NEOs, at least 60% of their total incentive is delivered in deferred equity.

⑤ Our compensation components

Compensation components

We utilize the following compensation components in our executive compensation program to achieve our objectives:

Component	Purpose	Description
Base salary Cash	Provides fixed pay for the performance of day-to-day job duties	Based on knowledge, skills, experience and scope of responsibility Relatively small portion of total annual compensation Evaluated on an annual basis; generally, remains static unless there is a promotion or adjustment needed due to industry trends
Annual incentive award Cash bonus and stock deferral	Recognizes current year achievement of goals and objectives Aligns with company, business unit and individual performance Deferral portion aligns executive with client and shareholder interests and encourages retention by vesting over time	Based upon assessment of company and individual performance When mandated by local regulatory requirements, we grant awards denominated in our product fund offerings in lieu of annual stock deferral awards Our annual deferral awards vest over four years in equal annual increments
Long-term incentive award Equity	Recognizes potential for future contributions to the company's long-term strategic objectives Aligns executive with client and shareholder interests and encourages retention by vesting over time	Based upon assessment of company and individual performance Our long-term equity awards are time-based and vest over four years in equal annual increments
Performance shares Equity	Aligns executive with client and shareholder interests Encourages retention by vesting based on time and performance measures	New for 2020 pay, 60% of the combined value of the annual stock deferral and long-term incentive awards to executive officers is performance-based. Vesting is tied to adjusted operating margin and Relative TSR Our performance-based equity awards have a three-year performance period and three-year cliff vesting

6 Our compensation philosophy and objectives

Compensation philosophy
Invesco's compensation program is designed to support our multi-year strategic objectives and the behaviors and discipline that generate strong performance for our clients and shareholders by:
- aligning the interests of our senior-level employees and NEOs with clients and shareholders through long-term awards and accumulation of meaningful share ownership;
- balancing pay-for-performance with economic outcomes;
- reinforcing our commercial viability by closely linking rewards to Invesco, business unit and individual results and performance;
- attracting, recognizing and retaining the best talent in the industry by ensuring a meaningful mix of cash and deferred compensation; and
- discouraging excessive risk-taking that would have a material adverse impact on our clients, shareholders or company.

Emphasis on deferrals
The committee has designed our executive compensation program so a significant portion of an executive's compensation is in the form of deferred incentives. The committee believes this appropriately aligns our executive's interests with our shareholders as it focuses on long-term shareholder value creation.

60% - 70% of incentive compensation of our CEO and each of our senior managing directors is deferred. The committee has no pre-established policy or target on the compensation mix between pay elements.

Performance-based equity awards
New for 2020, 60% of the combined value of the annual deferral award and the long-term equity award is performance-based. Vesting is tied to the following two performance measures — **adjusted operating margin** and **relative TSR** over a three-year period.

The committee believes tying vesting to both adjusted operating margin and relative TSR over a multi-year period aligns with shareholder interests and the following goals with respect to performance-based awards:

Relative TSR
- tracks value created for shareholders as a quantitative measure
- aligns with shareholder interests

Adjusted operating margin (AOM)
- focuses discipline in corporate investments, initiatives and capital allocation
- is consistent with the way the business is managed
- is an important measure of overall strength of an asset manager
- aligns with Invesco's shareholder value framework
- is a primary measure of focus of industry analysts
- is improved through effective management over the long-term
- more effectively avoids conflicts of interest with clients

Performance award vesting matrix
The number of shares that vest will equal the target award amount multiplied by the vesting percentage associated with the Average AOM and Relative TSR ranking on the chart below. Vesting may range from 0% to 150%. We believe that the linked vesting performance thresholds provides significant rigor to our incentive program, as payouts are not a range of outcomes but represent specific performance levels.

The below vesting matrix is for performance-based equity awards granted in connection with 2020 pay.

Absolute 3-year average AOM (%)	Relative TSR[1]				
	Lowest	7th	Median	3rd	Highest
≤ 41.0	100%	116%	133%	142%	150%
40.0	83%	103%	122%	133%	142%
39.0	67%	90%	111%	123%	133%
37.5	50%	75%	100%	113%	125%
36.0	33%	58%	83%	100%	117%
34.5	17%	42%	68%	88%	108%
≤ 33.0	0%	25%	50%	75%	100%

1 Points between the stated data points are determined by ratable straight line interpolation.

If Invesco's Relative TSR is the lowest ranked and average adjusted operating margin is 33% or less, then our CEO and each of our executives will not be entitled to a distribution of any shares or accrued dividends.

The rigor of the thresholds, as well as the partial vesting of awards for failure to meet the target range and an upside opportunity for performance beyond the target range, align with the the company's operating plan and committee's belief that the company's performance-based awards demonstrate our pay-for-performance philosophy.

Below is a summary of the features of our performance awards:

Performance-based award features	
Performance period	Three years
Performance metrics	Adjusted operating margin and Relative TSR
Performance vesting range	0% - 150%; straight line interpolation used for actual result
Vesting	3-year cliff
Dividends	Deferred and paid only to the extent an award vests
Settlement	Shares
Clawback	Subject to clawback policy in the event of fraudulent or willful misconduct

See page 57 for a list of peers that we use for our performance-based equity awards.

Role of the compensation committee
The committee's responsibilities include:
- reviewing and making recommendations to the board about the company's overall compensation philosophy;
- approving the aggregate compensation pool;
- evaluating the performance of, and setting the compensation for, the CEO; and
- overseeing management's annual process for evaluating the performance of, and approving the compensation for, all other executive officers.

Role of the independent compensation consultant
The committee has engaged Johnson Associates, an independent consulting firm, to advise it on director and executive compensation matters. Johnson Associates assists the committee throughout the year by:
- providing analysis and evaluation of our overall executive compensation program, including compensation paid to our directors and NEOs;
- attending certain meetings of the committee and periodically meeting with the committee without members of management present;
- providing the committee with market data and analysis that compares executive compensation paid by the company with that paid by other firms in the financial services industry, which we consider generally comparable to us; and
- providing commentary regarding market conditions, market impressions and compensation trends.

Under the terms of its engagement with the committee, Johnson Associates does not provide any other services to the company unless the committee has approved such services. No such other services were provided in 2020. The committee has considered various factors as required by NYSE rules as to whether the work of Johnson Associates with respect to director and executive compensation-related matters raised any conflict of interest. The committee has determined no conflict of interest was raised by the engagement of Johnson Associates.

Role of the executive officers
Our chief executive officer meets with the non-executive directors throughout the year to discuss executive performance and compensation matters, including proposals on compensation for individual executive officers (other than himself). Our chief executive officer and head of human resources work with the committee to implement our compensation philosophy. They also provide to the committee information regarding financial and investment performance of the company as well as our progress toward our long-term strategic objectives. Our chief financial officer assists as needed in explaining specific aspects of the company's financial performance.

Market data
The committee, with assistance from Johnson Associates, reviews the composition of our peer group to ensure that the group continues to serve as an appropriate market reference for executive compensation purposes. In considering the composition of our peer group, the committee considers a broad set of comparators firms from several perspectives. The committee evaluates business model and scope, historical pay ranges, and competitors who we compete for talent.

Recent industry consolidation and a corresponding decline in the number of relevant peer firms, have created challenges in identifying a meaningful peer group. During the committee's recent peer group assessment, emphasis was given to a narrower, exclusively investment management focused peer group. The peer group emphasizes pure asset management firms supplemented by firms with significant business overlap and similar scale.

The company's peer group does not solely determine executive pay outcomes but is a reasonable reference point and one of multiple perspectives considered when determining executive (including NEO) pay.

Below is the compensation peer group that we will use for 2021 as well as for the 2020 performance-based awards that were granted in February 2021:

Peer group

- AllianceBernstein[1]
- Bank of NY Mellon[1]
- BlackRock[1]
- Franklin Resources[1]
- Goldman Sachs (Asset Management)
- Janus Henderson[1]
- Lazard[1]
- Morgan Stanley (Investment Management)
- Northern Trust[1]
- State Street[1]
- T. Rowe Price[1]

1 Vesting for performance-based equity awards is calculated based on absolute adjusted operating margin and the TSR of the company and its designated peer group. The above firms comprise the designated peer group for purposes of determining relative TSR for performance-based equity awards.

⑦ Compensation policies and practices

Summary of executive compensation practices

Our executive compensation program reflects our commitment to responsible financial and risk management and is demonstrated by the following policies and practices:

What we do

- ✔ Align pay with performance
- ✔ Link incentive compensation to the firm's performance
- ✔ Emphasize deferred compensation with long vesting periods in order to align executives with client and shareholder interests
- ✔ Robust performance measures
- ✔ Require 60% of equity awards for executive officers to be performance-based
- ✔ Maintain a clawback policy for executive officers for performance-based compensation
- ✔ Engage in frequent outreach to provide shareholders and major proxy advisory firms with opportunities for feedback and insights on our executive compensation program
- ✔ Maintain significant stock ownership guidelines for our executive officers
- ✔ Maintain a cap on cash bonuses for our executive officers and total compensation cap for our CEO
- ✔ Utilize "double triggers" for vesting of equity awards in the event of a change in control
- ✔ Retain an independent compensation consultant to assess our executive compensation program

What we don't do

- ✗ No dividends or dividend equivalents on unvested performance-based awards
- ✗ No tax gross ups
- ✗ No short selling, hedging or pledging of company stock by insiders
- ✗ No share recycling on stock options and stock appreciation rights
- ✗ No reloads on stock options or SARs
- ✗ No supplemental retirement benefits or retirement arrangements
- ✗ No supplemental severance benefit arrangements outside of standard benefits
- ✗ No repricing of stock options without shareholder approval

Stock ownership policy

Our Executive Officer Stock Ownership Policy requires the CEO to hold at least 250,000 shares of Invesco common stock. All other executives must hold at least 100,000 shares of Invesco common stock. All of our executives have exceeded the stock ownership requirements.

Hedging policy

As part of our Insider Trading Policy, our hedging policy prohibits hedging or monetization transactions, such as zero-cost collars and forward sale contracts, involving our securities; however, limited exceptions are allowed. To date, no exceptions have been made. The hedging policy is in place for all of our directors, officers, employees and any of their respective (i) family members that reside in the same household as the individual, (ii) anyone else who lives in the household, (iii) family members outside of the household that the individual directs or influences control and (iv) any entities, including any corporations, partnerships or trusts that the individual influences or controls. Certain aspects of this policy do not apply to Trian, an institutional investment manager of which Mr. Garden is Chief Investment Officer and Mr. Peltz is Chief Executive Officer, and the funds and investment vehicles managed by Trian. The company's general policy nevertheless applies to each of Mr. Garden and Mr. Peltz in his individual capacity.

Clawback policy

All performance-based equity awards held by our executive officers are subject to forfeiture or "clawback" provisions, which provide that any vested or unvested shares, any dividends and the proceeds from any sale of such shares, are subject to recovery by the company in the event that:

- the company issues a restatement of financial results to correct a material error;
- the committee determines that fraud or willful misconduct on the part of the employee was a significant contributing factor; and
- some or all of the shares granted or received prior to such restatement would not have been granted or received based upon the restated financial results.

Benefits

All NEOs are entitled to receive medical, life and disability insurance coverage and other corporate benefits available to most of the company's employees working in the same country. NEOs are also eligible to participate in the Employee Stock Purchase Plan on the same terms as the company's other employees. In addition, the NEOs may participate in the 401(k) plan or similar retirement savings plans in the NEO's home country.

Perquisites

The company provides limited perquisites to its NEOs to aid the executives in their execution of company business. The committee believes the value of perquisites are reasonable in amount and consistent with its overall compensation plan.

Mr. Flanagan has personal use of company-provided aircraft. The company leases an airplane for which it pays direct operating expenses, monthly lease payments and management fees.

Compensation attributed to our NEOs for 2020 perquisites is included in the All Other Compensation Table for 2020 on page 62.

Tax reimbursements

Invesco did not provide tax reimbursements for any perquisites or other compensation paid to our NEOs.

Tax deductibility of compensation

The committee considers the tax and accounting consequences of the compensation plans applicable to executive officers. Under Internal Revenue Code Section 162(m), compensation paid to certain executive officers of public companies in excess of $1 million in any tax year generally is not deductible. The performance-based pay exception to the deduction limit previously available under Section 162(m) is no longer available except with respect to certain grandfathered amounts which may continue to be deductible. No actions have been taken that were intended to impact the status of any grandfathered amounts.

Employment agreements

Martin L. Flanagan — Our CEO has an employment agreement with the company. Under the employment agreement, Mr. Flanagan is employed as President and Chief Executive Officer of the company. The agreement terminates upon the earlier of December 31, 2025 (the year in which Mr. Flanagan reaches age 65) or the occurrence of certain events, including death, disability, termination by the company for "cause" or termination by Mr. Flanagan for "good reason."

The terms of Mr. Flanagan's amended employment agreement provide:
- an annual base salary of not less than $790,000;
- the opportunity to receive an annual cash bonus award based on the achievement of performance criteria;
- the opportunity to receive share awards based on the achievement of performance criteria;
- eligibility to participate in incentive, savings and retirement plans, deferred compensation programs, benefit plans, fringe benefits and perquisites and paid vacation, all as provided generally to other U.S.-based senior executives of the company; and
- certain stipulations regarding termination of employment that are described in **Potential Payments Upon Termination or Change in Control.**

In the event of his termination without "cause" or resignation for "good reason", Mr. Flanagan is entitled to receive the following payments and benefits (provided he has not breached certain restrictive covenants):
- his then-effective base salary through the date of termination;
- a prorated portion of the greater of $4,750,000 or his most recent annual cash bonus;
- immediate vesting of all outstanding share-based awards (with performance-based awards vested at 100% of target);
- any compensation previously deferred under a deferred compensation plan (unless a later payout date is stipulated in his deferral arrangements);
- a cash severance payment generally equal to the sum of (i) his base salary; (ii) the greater of $4,750,000 or his most recent annual cash bonus; and (iii) the amount of his most recent annual equity grant (unless the value thereof is less than 50% of the next previously-made grant, in which case the value of the next previously-made grant will be used);
- continuation of medical benefits for him, his spouse and his covered dependents for a period of up to 36 months following termination;
- any accrued vacation; and
- any other vested amounts or benefits under any other plan or program.

Loren Starr — On February 24, 2020, the company announced that Mr. Starr would transition from chief financial officer to Vice Chair of the company effective August 1, 2020. As Vice Chair, Mr. Starr acted as a senior advisor to the company's executive management team and led special projects. Mr. Starr remained Vice Chair until his retirement from the company on March 1, 2021.

In July 2020, the committee approved the acceleration of all unvested annual stock deferral awards and long-term equity awards (with performance-based awards vesting at 100% of target) given Mr. Starr's 15 years of valuable service to the company. Mr. Starr's incentive awards were accelerated as of March 1, 2021.

Other NEOs — Our other NEOs are parties to employment arrangements that create salary continuation periods of six or twelve months in the event of involuntary termination of service without cause or unsatisfactory performance. See **Potential payments upon termination or change in control** below.

Potential payments upon termination or change in control
Generally, all participants in our global equity incentive plans who hold equity awards (other than the parties covered by UCITS), including our NEOs, are eligible, under certain circumstances, for accelerated vesting in the event of a change of control of the company that is followed by involuntary termination of employment other than for cause or unsatisfactory performance or by voluntary termination for "good reason".

Compensation committee report
The compensation committee has reviewed and discussed with management the Compensation Discussion and Analysis included in this Proxy Statement. Based on this review and discussion, the compensation committee has recommended to the board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2020.

Respectfully submitted by the compensation committee:
C. Robert Henrikson (Chair)
Sarah E. Beshar
Thomas M. Finke[1]
Edward P. Garden[1]
William F. Glavin, Jr.
Denis Kessler
Sir Nigel Sheinwald
G. Richard Wagoner, Jr.
Phoebe A. Wood

1 Mr. Finke joined the Compensation Committee effective December 1, 2020, and Mr. Garden joined the Compensation Committee effective November 4, 2020.

Summary compensation table for 2020

The following table sets forth information about compensation earned by our named executive officers during 2018, 2019 and 2020 in accordance with SEC rules. The information presented below may be different from compensation information presented in this Proxy Statement under the caption **Executive compensation — Compensation discussion and analysis**, as such section describes compensation decisions made in respect of the indicated year, regardless of when such compensation was actually paid or granted. For an explanation of the principal differences between the presentation in the Compensation discussion and analysis and the table below, please see the note on page 44.

Name and Principal Position	Year	Salary ($)[1]	Share awards ($)[2]	Non-equity incentive plan compensation ($)[3]	All other compensation ($)[4]	Total ($)
Martin L. Flanagan	2020	790,000	7,755,984	3,093,000	108,118	11,747,102
President and Chief	2019	790,000	6,909,962	3,704,000	114,987	11,518,949
Executive Officer	2018	790,000	8,714,798	3,300,000	116,901	12,921,699
L. Allison Dukes	2020	500,000	1,499,996	900,000	7,550	2,907,546
Senior Managing Director and Chief Financial Officer						
Andrew T.S. Lo	2020	462,398	2,941,920	1,400,000	69,536	4,873,854
Senior Managing Director	2019	458,070	2,729,163	1,400,000	63,677	4,650,910
and Head of Invesco Asia Pacific	2018	457,978	2,628,842	1,337,213	63,570	4,487,603
Gregory G. McGreevey	2020	450,000	3,499,978	1,890,000	30,024	5,870,002
Senior Managing Director,	2019	450,000	2,749,364	2,100,000	30,309	5,329,673
Investments	2018	450,000	2,632,942	1,800,610	29,349	4,912,901
Andrew R. Schlossberg	2020	450,000	2,729,981	1,638,000	63,676	4,881,657
Senior Managing Director,	2019	450,000	2,186,395	1,820,000	87,966	4,544,361
Head of the Americas	2018	450,000	2,159,940	1,457,600	47,442	4,114,982
Loren M. Starr	2020	450,000	2,037,974	848,160	32,096	3,368,230
Retired Vice Chair, Former	2019	450,000	2,037,854	912,000	31,934	3,431,788
Senior Managing Director and Chief Financial Officer	2018	450,000	2,072,928	911,976	30,830	3,465,734

1 For each of the named executive officers, includes salary that was eligible for deferral, at the election of the named executive officer, under our 401(k) plan or similar retirement savings plan in the named executive officer's country. For each of the named executive officers, salary is unchanged from 2019. For Mr. Lo, base salary is converted to U.S. dollars using an average annual exchange rate, which accounts for the different salary amounts shown despite the fact Mr. Lo's salary has not charged during the periods shown.

2 For share awards granted in 2020, includes (i) time-based equity awards that vest in four equal annual installments on each anniversary of the date of grant; and (ii) performance-based awards, which are subject to a three-year performance period (2020-2022) and vest on February 28, 2023. The value of performance-based awards is based on the grant date value and reflects the probable outcome of such conditions and represents the target level (100%) of achievement. If maximum level of performance had been assumed, the grant date fair value of the performance-based awards would have been: (i) $$5,816,988 for Mr. Flanagan; (ii) $1,528,481 for Mr. Starr; (iii) $2,206,440 for Mr. Lo; (iv) $2,624,983 for Mr. McGreevey; and (v) $2,047,486 for Mr. Schlossberg. See Grants of plan-based share awards for 2020 below for information about the number of shares underlying each of the equity awards. Grant date fair values were calculated in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic 718 "Compensation — Stock Compensation" ("ACS 718"). The grant date fair value was calculated by multiplying the target number of shares granted by the closing price of the company's common shares on the date of grant. The amounts disclosed do not reflect the value actually realized by the named executive officers. For additional information, please see Note 12 — "Common Share-Based Compensation" to the financial statements in our 2020 Annual Report on Form 10-K.

3 Reflects annual cash bonus award earned for the year by the named executive officers and paid in February of the following year.

4 The table below reflects the items that are included in the All Other Compensation column for 2020.

All other compensation table for 2020

Name	Insurance premiums ($)	Company contributions to retirement and 401(k) plans ($)[1]	Tax consultation ($)	Perquisites ($)[2]	Total all other compensation ($)
Martin L. Flanagan	9,558	23,100	—	75,460	108,118
L. Allison Dukes	300	6,000	—	—	6,300
Andrew T.S. Lo	8,186	53,425	6,000	—	69,536
Gregory G. McGreevey	6,924	23,100	—	—	30,024
Andrew R. Schlossberg	2,460	23,100	30,961	7,155	63,676
Loren M. Starr	8,996	23,100	—	—	32,096

1 Amounts of matching contributions paid by the company to our retirement savings plans are calculated on the same basis for all plan participants, including the named executive officers.

2 Perquisites include the following:

With respect to Mr. Flanagan, includes $69,125 for his personal use of company-provided aircraft. The company leases an airplane for which it pays direct operating expenses and monthly lease payments and management fees. We calculate the aggregate incremental cost to the company for personal use based on the average variable costs of operating the airplane. Variable costs include fuel, repairs, travel expenses for the flight crews and other miscellaneous expenses. This methodology excludes fixed costs that do not change based on usage, such as depreciation, maintenance, taxes and insurance. Mr. Flanagan's total also includes certain amounts for technology support and the value of a gift presented by the company.

With respect to Mr. Schlossberg, includes (i) $6,431 for temporary housing paid for by the company in connection with his relocation, and (ii) the value of a gift presented by the company.

Grants of plan-based share awards for 2020

The compensation committee granted equity awards to each of the named executive officers during 2020. Equity awards are subject to transfer restrictions and are generally subject to forfeiture prior to vesting upon a recipient's termination of employment. All equity awards immediately become vested upon the recipient's termination of employment during the 24-month period following a change in control (i) by the company other than for cause or unsatisfactory performance, or (ii) by the recipient for good reason.

The following table presents information concerning plan-based awards granted to each of the named executive officers during 2020.

Name	Grant date[1]	Type of award[2]	Estimated future payouts under non-equity incentive plan awards			Estimated future payout under equity incentive plan awards			All other share awards (#)[4]	Grant date fair value of share awards ($)[5]
			Threshold (#)[3]	Target (#)[3]	Maximum (#)[3]	Threshold (#)[3]	Target (#)[3]	Maximum (#)[3]		
Martin L. Flanagan	02/28/20	Time	—	—	—	—	—	—	269,305	3,877,992
	02/28/20	Performance	—	—	—	—	269,305	403,958	—	3,877,992
L. Alison Dukes	05/15/20	Time	—	—	—	—	—	—	223,880	1,499,996
			—	—	—					
Andrew T.S. Lo	02/28/20	Time	—	—	—	—	—	—	102,150	1,470,960
	02/28/20	Performance	—	—	—	—	102,150	153,225	—	1,470,960
Gregory G. McGreevey	02/28/20	Time	—	—	—	—	—	—	121,527	1,749,989
	02/28/20	Performance	—	—	—	—	121,527	182,291	—	1,749,989
Andrew R. Schlossberg	02/28/20	Time	—	—	—	—	—	—	94,791	1,364,990
	02/28/20	Performance	—	—	—	—	94,791	142,187	—	1,364,990
Loren M. Starr[6]	02/28/20	Time	—	—	—	—	—	—	70,763	1,018,987
	02/28/20	Performance	—	—	—	—	70,763	106,145	—	1,018,987

1 For equity awards granted on February 28, 2020, the compensation committee approved the awards on February 6, 2020. For the equity award granted on May 15, 2020, the compensation committee approved the award on May 14, 2020.

2 Time-based equity awards and performance-based awards were granted under the 2016 Global Equity Incentive Plan. For each of the named executive officers, time-based equity awards are four-year awards that vest 25% each year on the anniversary of the date of grant. For each of the named executive officers who hold performance-based equity awards, the awards are subject to a three- year performance period (2020-2022) and are scheduled to vest on February 28, 2023.

3 NEO incentive compensation is based upon, among other things, the outcome of the company scorecard and the executive's performance against his or her individual goals. The committee makes incentive pay decisions with respect to the executive's annual cash bonus, annual stock deferral, and long-term equity, subject to certain caps on the cash bonus portion. For the cash bonus portion of the incentive award for our CEO, the maximum cash bonus is the lesser of $10 million or 30% of the CEO's incentive compensation for the performance year. For the cash bonus portion of the incentive award for our NEOs other than our CEO, the maximum is 50% of total compensation for the performance year. Performance-based equity awards are tied to the achievement of specified levels of adjusted operating margin and Relative TSR. Vesting ranges from 0 to 150%; straight line interpolation to be used for actual results. Dividend equivalents are deferred for such performance-based equity awards and will be paid at the same rate as on our shares if and to the extent an award vests.

4 Dividends and dividend equivalents on unvested time-based equity awards are paid at the same time and rate as on our shares.

5 The closing market price on the date of grant for all NEOs other than Ms. Dukes was $14.40. The closing market price on the date of grant for Ms. Dukes was $6.70. The grant date fair value is the total amount that the company will recognize as expense under applicable accounting requirements if the share awards fully vest. This amount is included in our Summary Compensation Table each year. Grant date fair values were calculated in accordance with ASC 718. The grant date fair value is calculated by multiplying the number of shares granted by the closing price of our common shares on the day the award was granted. With espect to the performance-based equity awards, the grant date fair value also represents the probable outcome of such performance conditions and represents the target (100%) level of achievement.

6 Mr. Starr transitioned from his role as Senior Managing Director and Chief Financial Officer to Vice Chair effective August 1, 2020. He served as Vice Chair until his retirement from the company on March 1, 2021.

Outstanding share awards at year-end for 2020

The following table provides information as of December 31, 2020 about the outstanding equity awards held by our named executive officers.

Name	Footnotes	Grant Date	Number of shares or units that have not vested (#)	Market value of shares or units that have not vested ($)	Equity incentive plan awards that have not vested (#)	Market value of equity incentive plan awards that have not vested ($)
Martin L. Flanagan	1	02/28/17	39,987	696,973	—	—
	2	02/28/18	66,955	1,167,026	—	—
	3	02/28/18	—	—	133,909	2,334,034
	4	02/28/19	133,914	2,334,121	—	—
	3	02/28/19	—	—	178,552	3,112,161
	5	02/28/20	269,305	4,693,986	—	—
	3	02/28/20	—	—	269,305	4,693,986
Total			**510,161**	**8,892,106**	**581,766**	**10,140,181**
L. Alison Dukes	5	05/15/20	223,880	3,902,228	—	—
Total			**223,880**	**3,902,228**	**—**	**—**
Andrew T.S. Lo	1	02/28/17	11,898	207,382	—	—
	2	02/28/18	20,197	352,034	—	—
	3	02/28/18	—	—	40,394	704,067
	4	02/28/19	52,891	921,890	—	—
	3	02/28/19	—	—	70,521	1,229,181
	5	02/28/20	102,150	1,780,475	—	—
	3	02/28/20	—	—	102,150	1,780,475
Total			**187,136**	**3,261,780**	**213,065**	**3,713,723**
Gregory G. McGreevey	1	02/28/17	17,669	307,971	—	—
	2	02/28/18	20,229	352,591	—	—
	3	02/28/18	—	—	40,457	705,166
	4	02/28/19	53,283	928,723	—	—
	3	02/28/19	—	—	71,043	1,238,279
	5	02/28/20	121,527	2,118,216	—	—
	3	02/28/20	—	—	121,527	2,118,216
Total			**212,708**	**3,707,500**	**233,027**	**4,061,661**
Andrew R. Schlossberg	1	02/28/17	7,339	127,919	—	—
	1	03/15/17	1,385	24,141	—	—
	2	02/28/18	16,595	289,251	—	—
	3	02/28/18	—	—	33,189	578,484
	4	02/28/19	42,372	738,544	—	—
	3	02/28/19	—	—	56,496	984,725
	5	02/28/20	94,791	1,652,207	—	—
	3	02/28/20	—	—	94,791	1,652,207
Total			**162,482**	**2,832,061**	**184,476**	**3,215,417**
Loren M. Starr	1	02/28/17	9,551	166,474	—	—
	2	02/28/18	15,926	277,590	—	—
	3	02/28/18	—	—	31,852	555,180
	4	02/28/19	39,494	688,380	—	—
	3	02/28/19	—	—	52,658	917,829
	5	02/28/20	70,763	1,233,399	—	—
	3	02/28/20	—	—	70,763	1,233,399
Total			**135,734**	**2,365,844**	**155,273**	**2,706,408**

1 February 28, 2017 and March 15, 2017. Time-based share award vests in four equal installments. As of December 31, 2020, the unvested share award represents 25% of the original grant.

2 February 28, 2018. Time-based share award vests in four equal installments. As of December 31, 2020, the unvested share award represents 50% of the original grant.

3 Performance-based share award vests in one installment. As of December 31, 2020, the unvested share award represents 100% of the target award.

4 February 28, 2019. Time-based share award vests in four equal installments. As of December 31, 2020, the unvested share award represents 75% of the original grant.

5 February 28, 2020 and May 15, 2020. Time-based share award vests in four equal installments. As of December 31, 2020, the unvested share award represents 100% of the original grant.

Shares vested for 2020

The following table provides information about equity awards held by our named executive officers that vested in 2020.

	Share Awards				
Name	**Grant Date**	**Type of Award**	**Vesting Date**	**Number of shares acquired on vesting[1]**	**Value realized on vesting ($)**
Martin L. Flanagan	02/28/16	Time	02/28/20	53,367	768,485
	02/28/17	Time	02/28/20	39,987	575,813
	02/28/17	Performance	02/28/20	107,921	1,554,062
	02/28/18	Time	02/28/20	33,477	482,069
	02/28/19	Time	02/28/20	44,638	642,787
Total				**279,390**	**4,023,216**
L. Alison Dukes[2]				—	—
Total				—	—
Andrew T.S. Lo	02/28/16	Time	02/28/20	15,526	223,574
	02/28/17	Time	02/28/20	11,898	171,331
	02/28/17	Performance	02/28/20	31,609	455,170
	02/28/18	Time	02/28/20	10,099	145,426
	02/28/19	Time	02/28/20	17,630	253,872
Total				**86,762**	**1,249,373**
Gregory G. McGreevey	02/28/16	Time	02/28/20	23,524	338,746
	02/28/17	Time	02/28/20	17,668	254,419
	03/15/17	Performance	03/15/20	30,769	332,305
	02/28/18	Time	02/28/20	10,114	145,642
	02/28/19	Time	02/28/20	17,760	255,744
Total				**99,835**	**1,326,856**
Andrew R. Schlossberg	02/28/16	Time	02/28/20	12,177	175,349
	02/28/17	Time	02/28/20	7,339	105,682
	02/28/17	Performance	02/28/20	19,415	279,576
	03/15/17	Time	03/15/20	1,384	14,947
	02/28/18	Time	08/31/20	8,297	84,629
	02/28/19	Time	08/31/20	14,124	144,065
Total				**62,736**	**804,248**
Loren M. Starr[3]	02/28/16	Time	02/28/20	12,749	183,586
	02/28/17	Time	02/28/20	9,550	137,520
	02/28/17	Performance	02/28/20	25,498	367,171
	02/28/18	Time	02/28/20	7,963	114,667
	02/28/19	Time	02/28/20	13,164	189,562
Total				**68,924**	**992,506**

1 Represents vesting at 100% for both time-based and performance-based awards.
2 Ms. Dukes assumed the role of senior managing director and chief financial officer effective August 1, 2020.
3 Mr. Starr transitioned from his role as senior managing director and chief financial officer to Vice Chair effective August 1, 2020. He served as Vice Chair until his retirement from the company on March 1, 2021.

Potential payments upon termination or change in control for 2020

The following table summarizes the estimated payments to be made under each agreement, plan or arrangement in effect as of December 31, 2020 which provides for payments to a named executive officer at, following or in connection with a termination of employment or a change in control. We do not report any amount to be provided to a named executive officer under any arrangement which does not discriminate in scope, terms or operation in favor of our named executive officers and which is available generally to all salaried employees. This analysis assumes that the named executive officer's date of termination is December 31, 2020, and the price per share of our common shares on the date of termination is the closing price of our common shares on the NYSE on that date, which was $17.43.

Potential payments upon termination or change in control of the company

Benefit and payments upon termination[1]	Voluntary termination without good reason ($)	Termination by executive for good reason or involuntary termination by the company without cause ($)	Death or disability ($)	Change in control ($)[2]	Qualified termination following change in control ($)[3]
Martin L. Flanagan					
Annual cash bonus[4]	4,750,000	4,750,000	4,750,000	4,750,000	4,750,000
Cash severance[5]	—	13,295,984	—	—	13,295,984
Value of equity acceleration	—	19,032,288	19,032,288	19,032,288	19,032,288
Value of benefits[6]	—	74,431	—	—	74,431
L. Allison Dukes					
Value of equity acceleration	—	3,902,228	3,902,228	3,902,228	3,902,228
Andrew T.S. Lo					
Value of equity acceleration	—	6,975,503	6,975,503	6,975,503	6,975,503
Gregory G. McGreevey					
Value of equity acceleration	—	7,769,161	7,769,161	7,769,161	7,769,161
Andrew R. Schlossberg					
Value of equity acceleration	—	6,047,478	6,047,478	6,047,478	6,047,478
Loren M. Starr					
Value of equity acceleration	—	5,072,252	5,072,252	5,072,252	5,072,252

1 Under the terms of the employment agreement with Mr. Flanagan (the "Flanagan Agreement"), Mr. Flanagan is entitled to certain benefits upon termination of employment. Following any notice of termination, Mr. Flanagan would continue to receive salary and benefits compensation, and the vesting periods with respect to any outstanding share awards would continue to run, in the normal course until the date of termination. See **Employment agreements and Potential payments upon termination or a change in control** above.

Each of Ms. Dukes and Messrs. Lo, McGreevey, Schlossberg and Starr is a party to an agreement that provides for a termination notice period of either six or twelve months. Following any notice of termination, the employee would continue to receive salary and benefits compensation, and the vesting periods with respect to any outstanding share awards would continue to run, in the normal course until the date of termination.

In accordance with SEC rules, the information presented in this table assumes a termination date of December 31, 2020 and that the applicable notice had been given prior to such date.

2 Payment would only be made in the event that the share award was not assumed, converted or replaced in connection with a change in control. We do not provide excise tax "gross up."

3 Assumes termination for "good reason" or a termination by the company other than for cause or unsatisfactory performance following a change in control. We do not provide excise tax "gross up."

4 Under the Flanagan Agreement, Mr. Flanagan is entitled to an annual cash bonus that is equal to the greater of $4,750,000 or his most recent annual cash bonus upon certain terminations of employment.

5 Under the Flanagan Agreement, Mr. Flanagan's severance payment is equal to the sum of (i) his base salary; (ii) the greater of $4,750,000 or his most recent annual cash bonus; and (iii) the fair market value at grant of his most recent equity award.

6 Under the Flanagan Agreement, Mr. Flanagan and his covered dependents are entitled to medical benefits for a period of 36 months following termination. Represents cost to the company for reimbursement of such medical benefits.

CEO pay ratio

As required by the Dodd-Frank Wall Street Reform and Consumer Protection Act and Regulation S-K of the Exchange Act, we are providing the following information about the relationship of the annual total compensation of Mr. Martin L. Flanagan, our Chief Executive Officer (our "CEO"), and our employees (other than our CEO):

For 2020, our last completed year:
- the annual total compensation of our median employee (other than our CEO), was $150,082; and
- the annual total compensation of our CEO as reflected in the 2020 Summary Compensation Table was $11,747,102.

As a result for 2020, the ratio of the annual total compensation of our CEO to the annual total compensation of our median employee (other than our CEO) was 78 to 1.

Compensation committee interlocks and insider participation

During year 2020, the following directors served as members of the compensation committee: C. Robert Henrikson (Chair), Sarah E. Beshar, Thomas M. Finke[1], Edward P. Garden[1], William F. Glavin, Jr., Denis Kessler, Sir Nigel Sheinwald, G. Richard Wagoner, Jr. and Phoebe A. Wood. No member of the compensation committee was an officer or employee of the company or any of its subsidiaries during 2020, and no member of the compensation committee was formerly an officer of the company or any of its subsidiaries or was a party to any disclosable related person transaction involving the company. During 2020, none of the executive officers of the company has served on the board of directors or on the compensation committee of any other entity that has or had executive officers serving as a member of the Board of Directors or compensation committee of the company.

1 Mr. Finke joined the Compensation Committee effective December 1, 2020, and Mr. Garden joined the Compensation Committee effective November 4, 2020.

Certain relationships and related transactions

Share repurchases

In order to pay withholding or other similar taxes due in connection with the vesting of equity awards granted under our incentive plans, our executive officers are required to "net shares" whereby the company purchases from the participant shares equal in value to an approximation of the tax withholding liability. Under the "net shares" method, the price per share paid by the company for repurchases is the closing price of the company's common shares on the NYSE on the vesting date. During 2020, the company repurchased common shares from the executive officers for the aggregate consideration shown in the following table.

Name and current title	Number of shares repurchased (#)	Aggregate consideration ($)
Kevin M. Carome Senior Managing Director and General Counsel	23,608	$339,955
Martin L. Flanagan Chief Executive Officer	126,008	$1,814,515
Gregory M. McGreevey Senior Managing Director, Investments	45,028	$598,446
Colin D. Meadows Senor Managing Director, Head of Digital Ventures	34,561	$497,678
Andrew R. Schlossberg Senior Managing Director and Head of the Americas	28,058	$359,315
Doug Sharp Senior Managing Director and Head of EMEA	11,372	$163,757
Loren M. Starr Retired Vice Chair	30,189	$434,722

Interests in or alongside certain Invesco-sponsored or managed investment products

Some of our employees, including our executive officers, their spouses, related charitable foundations or entities they own or control are provided the opportunity to invest in or alongside certain Invesco-sponsored private funds that we offer to our clients. Employees who make such investments usually do not pay management or performance fees charged to our clients. In addition, certain of our employees, including some of our executive officers, receive the right to share in performance fees earned by Invesco in connection with our management of Invesco-sponsored private funds. Messrs. Flanagan, Carome, Meadows, Schlossberg, Sharpe and Starr have made investments in or alongside Invesco-sponsored private funds. There were no distributions exceeding $120,000 from Invesco sponsored private funds during the year ended December 31, 2020 made to our executive officers (or persons or entities affiliated with them) consisting of profits, other income, return of capital and performance fees as applicable.

In the ordinary course of our business, we may conduct transactions or make investments on behalf of funds or client accounts we manage in securities and other financial assets offered or managed by Massachusetts Mutual Life Insurance Company ("MassMutual") and its subsidiaries. Likewise in the ordinary course of business MassMutual, its subsidiaries and affiliates may invest in funds we manage. The amount of compensation or other value received (or in some cases not charged) by MassMutual or Invesco in connection with those transactions may exceed $120,000 individually or in the aggregate per year. Mr. Glavin is nominated pursuant to the MassMutual Shareholder Agreement and was employed by certain subsidiaries of MassMutual prior to his retirement in 2017. Mr. Finke was employed by a wholly-owned subsidiary of MassMutual prior to his retirement as of November 30, 2020.

Further, in the ordinary course of their asset management businesses, subsidiaries of the Company may from time to time (i) invest client assets in companies for which Mr. Peltz and/or Mr. Garden is a director or in which Mr. Peltz, Mr. Garden, their affiliates or investment funds managed by Trian and/or its affiliates may be significant stockholders or (ii) invest client assets in investment funds or other investment vehicles managed by Trian and/or its affiliates. Investment management, performance and other fees paid to Trian, its subsidiaries or affiliates may exceed $120,000 individually or in the aggregate per year. Each of Messrs. Peltz and Garden are partners of Trian. We also manage investments for SCOR SE and its subsidiaries in the ordinary course of business and earn fees in excess of $120,000 per year in connection with those relationships. Mr. Kessler is CEO of SCOR.

MassMutual and its subsidiaries

As of February 18, 2021, MassMutual owned approximately 16.5% of our common stock outstanding. MassMutual owns substantially all of the issued and outstanding shares of our preferred stock, the terms of which are set forth in the certificate of designation of the preferred stock, a copy of which is filed as Exhibit 3.3 to our Form 10-K for the year ended December 31, 2019.

MassMutual shareholder agreement
In connection with Invesco's acquisition of OppenheimerFunds, an investment management subsidiary of MassMutual, Invesco entered into the MassMutual Shareholder Agreement, which governs the ongoing relationship between MassMutual and Invesco.

See below for a summary of key provisions of the MassMutual Shareholder Agreement. It does not purport to be complete and is qualified in its entirety by the full text of the MassMutual Shareholder Agreement, a copy of which was filed as Exhibit 10.34 to Invesco's annual report on Form 10-K, filed on March 2, 2020, with the SEC.

Share ownership: Subject to certain exceptions, MassMutual and its controlled affiliates are prohibited from acquiring any additional Invesco capital stock such that if after giving effect to such acquisition, MassMutual together with its controlled affiliates would beneficially own more than 22.5% of the total voting power of Invesco capital stock (which we refer to as the "ownership cap").

MassMutual is subject to the ownership cap until the date (which we refer to as the "governance termination date") on which MassMutual and its controlled affiliates cease to beneficially own at least (i) 10% of the issued and outstanding Invesco common shares or (ii) (x) 5% of the issued and outstanding Invesco common shares and (y) $2.0 billion in aggregate liquidation preference of Invesco Series A preferred shares.

Prohibited actions: Until the governance termination date, MassMutual and its controlled affiliates are generally prohibited from soliciting, knowingly encouraging, acting in concert or assisting third parties, negotiating or making any public announcement with respect to:
- any acquisition the purpose or result of which would be that MassMutual and its controlled affiliates beneficially own (i) Invesco capital stock in excess of the ownership cap or (ii) any equity securities of any subsidiary of Invesco;
- any form of business combination or similar or other extraordinary transaction involving Invesco or any subsidiary of Invesco;
- any form of restructuring, recapitalization or similar transaction with respect to Invesco or any subsidiary of Invesco;
- agreeing with any third party with respect to the voting of any shares of Invesco capital stock or the capital stock of any subsidiary of Invesco, or otherwise entering into any voting trust or voting agreement with any third party;
- selling any share of Invesco capital stock in a tender or exchange offer that either (i) is unanimously opposed by the Invesco board or (ii) arises out of a breach by MassMutual of its obligations under the MassMutual Shareholder Agreement to not engage in certain prohibited actions;
- any proposal to seek representation on the Invesco board or any proposal to control or influence management, the Invesco board, Invesco or its subsidiaries (except as expressly permitted by the MassMutual Shareholder Agreement and the certificate of designation for the Series A preferred shares); and
- calling any special meeting of shareholders of Invesco or engaging in any written consent of shareholders regarding any of the foregoing.

Additional purchase of voting securities: Until the governance termination date, except in certain cases, if at any time Invesco issues voting securities (or securities convertible into voting securities), MassMutual will have the right to purchase directly from Invesco additional securities of the same class or series being issued up to an amount that would result in MassMutual and its controlled affiliates beneficially owning the lesser of (i) the ownership cap and (ii) the same ownership percentage as they owned immediately prior to such stock issuance.

Share repurchases: If Invesco engages in any share repurchase program or selftender that (i) will, or would reasonably be expected to, cause Invesco capital stock beneficially owned by MassMutual and its controlled affiliates to exceed 24.5% or (ii) would otherwise reasonably be likely to result in a deemed "assignment" of any investment advisory agreement of Invesco or its affiliates under the Investment Advisers Act or Investment Company Act, then Invesco may require, subject to certain exceptions, MassMutual and its controlled affiliates to promptly sell or self-tender such number of shares of Invesco capital stock to Invesco as would be necessary to prevent the occurrence of either of the foregoing events.

Transfer restrictions: Until (a) in the case of Invesco common shares, the earlier to occur of May 24, 2021 or the consummation of a change of control transaction of Invesco and (b) in the case of Invesco Series A preferred shares, the earliest to occur of May 24, 2024, certain credit rating downgrades of Invesco Series A preferred shares or the consummation of a change of control transaction of Invesco (which date we refer to as the "transfer restriction termination date"), MassMutual and its controlled affiliates are generally prohibited from transferring or agreeing to transfer, directly or indirectly, any Invesco capital stock beneficially owned by them to anyone other than to a controlled affiliate of MassMutual which agrees in writing with Invesco to be bound by the MassMutual Shareholder Agreement or to Invesco directly. In the case of Invesco common shares, following the transfer restriction termination date and until the governance termination date, MassMutual would still be subject to the transfer restrictions in the preceding sentence except that it is permitted to transfer its Invesco common shares in certain specified categories of transactions.

Right of first offer: If MassMutual and/or any of its controlled affiliates intend to transfer any Series A preferred shares to a non-affiliate, MassMutual must provide written notice to Invesco. Upon receipt of such notice, Invesco will have the right to purchase all, but not less than all, of the shares proposed to be transferred, at the price and terms described in the notice.

Registration rights: MassMutual has certain customary shelf, demand and "piggyback" registration rights with respect to the Invesco common shares and the Invesco Series A preferred shares.

Board designation: The MassMutual Shareholder Agreement requires Invesco to elect an individual designated by MassMutual to the Invesco board (whom we refer to as the "MassMutual designee"). The current MassMutual designee serving on the Invesco board is William Glavin. Until the governance termination date, Invesco is required to use reasonable best efforts to cause the election of the MassMutual designee at each meeting of Invesco shareholders. Except in connection with succession planning, until the governance termination date, the size of the Invesco board of directors cannot exceed 12 members without the prior approval of the MassMutual designee. The MassMutual designee is entitled to be a member of each standing committee of the Invesco board or, if not permitted by applicable law, to be an observer on such committee.

Approval rights of MassMutual: Until the governance termination date, Invesco may not generally enter into or effect the following transactions without the prior written approval of MassMutual:
* change its capital structure in a manner that would be reasonably likely to result in certain corporate credit rating downgrades;
* amend its Memorandum of Association or Bye-Laws such that the rights of MassMutual would be adversely affected compared to those of the holders of Invesco capital stock generally;
* adopt a shareholder rights plan;
* make (or permit any of its material subsidiaries to make) any voluntary bankruptcy or similar filing or declaration;
* subject to certain exceptions, engage in any acquisition, exchange or purchase of equity interests or other similar transaction that involves the issuance of more than 10% of the total voting power of Invesco capital stock;
* make any changes in accounting principles that is disproportionately adverse to MassMutual and its affiliates compared to other holders of Invesco capital stock, except to the extent required by changes in GAAP or applicable law;
* materially alter Invesco's principal line of business; or
* adopt any director qualifications to be imposed upon the MassMutual designee, other than those required by the Bye-Laws as of October 17, 2018 or those generally applicable to all directors.

Voting agreements: Until the governance termination date, MassMutual and its controlled affiliates are generally required to vote (i) in favor of each matter required to effectuate any provision of the MassMutual Shareholder Agreement and against any matter the approval of which would be inconsistent with any provision of the MassMutual Shareholder Agreement, and (ii) to the extent consistent with the preceding clause (i), in accordance with the recommendation of the Invesco board on all matters approved by the Invesco board relating to (a) the elections of directors, (b) matters that have been approved or recommended by the compensation committee of the Invesco board, (c) any change of control transaction of Invesco that the Invesco board has unanimously recommended in favor of or against, and (d) any transaction that arises out of a breach by MassMutual of its obligations under the MassMutual Shareholder Agreement to not engage in certain prohibited actions. Additionally, if MassMutual and its controlled affiliates beneficially own at least 20% of the issued and outstanding Invesco common shares as of the record date for a vote on any matter, they must, subject to some exceptions, vote on such matter as recommended by the Invesco board to the extent that such matter does not conflict with any provision of the MassMutual Shareholder Agreement.

Information rights: Invesco is required to (i) provide MassMutual and its representatives certain information, such as monthly management reporting packages and information relating to the credit rating of Invesco and its securities and material changes involving executive officers, on an ongoing and current basis and (ii) give access to such other personnel and information, including with respect to Invesco's business, operations, plans and prospects, as MassMutual may reasonably request from time to time.

Termination of the MassMutual shareholder agreement: The MassMutual Shareholder Agreement will terminate upon the later to occur of the governance termination date and the transfer restriction termination date, although certain provisions of the MassMutual Shareholder Agreement may survive for a certain period of time beyond the termination of the MassMutual Shareholder Agreement.

Related person transaction policy

Management is required to present for the approval or ratification of the audit committee all material information regarding an actual or potential related person transaction.

The Board of Directors has adopted written Policies and Procedures with Respect to Related Person Transactions to address the review, approval, disapproval or ratification of related person transactions. "Related persons" include the company's executive officers, directors, director nominees, holders of more than five percent (5%) of the company's voting securities, immediate family members of the foregoing persons and any entity in which any of the foregoing persons is employed, is a partner or is in a similar position, or in which such person has a 5% or greater ownership interest. A "related person transaction" means a transaction or series of transactions in which the company participates, the amount involved exceeds $120,000 and a related person has a direct or indirect interest (with certain exceptions permitted by SEC rules).

Management is required to present for the approval or ratification of the audit committee all material information regarding an actual or potential related person transaction. The policy requires that, after reviewing such information, the disinterested members of the audit committee will approve or disapprove the transaction. Approval will be given only if the audit committee determines that such transaction is in, or is not inconsistent with, the best interests of the company and its shareholders. The policy further requires that in the event management becomes aware of a related person transaction that has not been previously approved or ratified, it must be submitted to the audit committee promptly.

Security ownership of principal shareholders

The following table sets forth the common shares beneficially owned as of February 18, 2021 by each shareholder known to us to beneficially own more than five percent of the company's outstanding common shares. The percentage of ownership indicated in the following table is based on 459,003,969 common shares outstanding as of February 18, 2021.

Name and address of beneficial owner	Amount and nature of beneficial ownership[1]	Percent of class (%)
Massachusetts Mutual Life Insurance Company 1295 State Street, Springfield, MA 01111	75,665,666[2]	16.5
Trian Fund Management, L.P. 280 Park Avenue, 41st Floor, New York, New York 10017	45,459,623[3]	9.9
The Vanguard Group 100 Vanguard Boulevard, Malvern, Pennsylvania 19355	43,137,387[4]	9.4
BlackRock, Inc. 55 East 52nd Street, New York, NY 10055	35,541,431[5]	7.7

1 Except as described otherwise in the footnotes to this table, each beneficial owner in the table has sole voting and investment power with regard to the shares beneficially owned by such owner.

2 On November 16, 2020, Massachusetts Mutual Life Insurance Company, on behalf of itself and certain of its affiliates (collectively "MassMutual"), filed a Schedule 13D/A with the SEC indicating that MassMutual had sole voting power with respect to 75,643,326 common shares of Invesco and sole dispositive power with respect to 75,665,666 common share of Invesco.

3 This information is based on (i) a Schedule 13D/A filed on November 5, 2020 (the "Schedule 13D/A") by Trian Fund Management, L.P. ("Trian") and certain of its affiliates, (ii) Form 4s filed by Nelson Peltz and Trian, and Ed Garden and Trian, subsequent to November 5, 2020, and (iii) information provided to the company by Trian. Includes (i) 36,739,343 common shares directly owned by an investment vehicle managed by Trian, (ii) 8,718,084 common shares underlying privately negotiated back-to-back call and put transactions as a result of which such investment vehicle is subject to the same economic gain or loss as if it had purchased the underlying shares and (iii) 1,098 common shares directly owned by Nelson Peltz and 1,098 common shares directly owned by Ed Garden, with respect to which Trian may be deemed to have beneficial ownership by virtue of director fee agreements entered into by Trian with Mr. Peltz and Mr. Garden, respectively, which are described in further detail in the Schedule 13D/A. Trian may be deemed to have shared voting power and shared dispositive power with regard to all of the foregoing shares.

4 On February 10, 2021, The Vanguard Group, on behalf of itself and certain of its affiliates (collectively, "Vanguard") filed a Schedule 13G/A with the SEC indicating that Vanguard had shared voting power with respect to 583,859 common shares, sole dispositive power with respect to 41,723,076 common shares and shared dispositive power with respect to 1,414,311 common shares, of Invesco.

5 On January 29, 2021, BlackRock, Inc., on behalf of itself and certain of its affiliates (collectively, "BlackRock") filed a Schedule 13G/A with the SEC indicating that BlackRock had sole voting power with respect to 31,716,083 common shares of Invesco and sole dispositive power with respect to 35,541,431 common shares of Invesco.

Security ownership of management

The following table lists the common shares beneficially owned as of February 18, 2021 by (i) each director and director nominee; (ii) each executive officer named in the Summary Compensation Table above; and (iii) all current directors, director nominee and executive officers as a group. The percentage of ownership indicated below is based on 459,003,969 of the company's common shares outstanding on February 18, 2021.

Beneficial ownership reported in the below table has been determined according to SEC regulations and includes common shares that may be acquired within 60 days after February 18, 2021, but excludes deferred shares which are disclosed in a separate column. Unless otherwise indicated, all directors and executive officers have sole voting and investment power with respect to the shares shown. No shares are pledged as security. As of February 18, 2021, no individual director or named executive officer owned beneficially 1% or more of our common shares other than Mr. Flanagan, who owns 1.1% of our outstanding common shares and Mr. Garden and Mr. Peltz, who each may be deemed to indirectly beneficially own 9.9% of our outstanding common shares as a result of their respective relationships with Trian. Our directors, director nominee and executive officers as a group owned approximately 12% of our outstanding common shares.

Name	Common shares beneficially owned	Deferred share awards	Total
Sarah E. Beshar	51,484	—	51,484
Thomas M. Finke	575	—	575
Martin L. Flanagan[1]	4,410,454	581,766	4,992,220
Edward P. Garden[2]	45,459,623	—	45,459,623
William F. Glavin, Jr.	17,421	—	17,421
C. Robert Henrikson	63,216	—	63,216
Denis Kessler	62,293	12,529	74,822
Nelson Peltz[3]	45,459,623	—	45,459,623
Sir Nigel Sheinwald	38,305	—	38,305
Paula Tolliver	3,566	—	3,566
G. Robert Wagoner, Jr.[4]	59,207	—	59,207
Phoebe A. Wood	55,272	—	55,272
L. Allison Dukes	223,880	—	223,880
Andrew T.S. Lo	570,048	400,201	970,249
Gregory G. McGreevey	537,776	233,027	770,803
Andrew R. Schlossberg[5]	167,438	337,834	505,272
Loren M. Starr	265,273	155,273	420,546
All Directors, Director Nominee and Executive Officers as a Group (21 persons)[6]	53,011,210	2,169,116	55,180,326

1 For Mr. Flanagan, includes an aggregate of 3,899,793 shares held in trust and 400 shares held by Mr. Flanagan's spouse. Mr. Flanagan has shared voting and investment power with respect to these shares.

2 Includes 1,098 common shares directly owned by Mr. Peltz and an additional 45,458,525 common shares which may be deemed to be beneficially owned by Trian. Trian Fund Management GP, LLC, of which each of Mr. Peltz and Mr. Garden are members, is the general partner of Trian, and therefore is in a position to determine the investment and voting decisions made by Trian. Accordingly, each of Mr. Peltz and Mr. Garden may be deemed to indirectly beneficially own all of the common shares that Trian beneficially owns.

3 Includes 1,098 common shares directly owned by Mr. Garden and an additional 45,458,525 common shares which may be deemed to be beneficially owned by Trian. Trian Fund Management GP, LLC, of which each of Mr. Peltz and Mr. Garden are members, is the general partner of Trian, and therefore is in a position to determine the investment and voting decisions made by Trian. Accordingly, each of Mr. Peltz and Mr. Garden may be deemed to indirectly beneficially own all of the common shares that Trian beneficially owns.

4 For Mr. Wagoner, includes 15,000 shares held in trust via a defined benefit account. Mr. Wagoner has sole voting and investment power with respect to these shares.

5 Mr. Schlossberg has shared voting and investment power with respect to 158,714 shares.

6 Total counts the 45,459,623 shares that may be deemed to be beneficially owned by Mr. Garden and Mr. Peltz once as the beneficial ownership of the shares is shared by Mr. Garden and Mr. Peltz.

Proposal

2

Advisory vote to approve the company's executive compensation

General

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd Frank Act") enables our shareholders to vote to approve, on an advisory (nonbinding) basis, the compensation of our named executive officers as disclosed in this proxy statement in accordance with the SEC's rules. This proposal, commonly known as a "say-on-pay" proposal, gives our shareholders the opportunity to express their views on our named executive officer compensation. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies and practices described in this proxy statement.

We are asking our shareholders to vote "FOR" the following resolution at the Annual General Meeting:

"RESOLVED, that the Company's shareholders approve, on an advisory (nonbinding) basis, the compensation of the named executive officers, as disclosed in the Company's Proxy Statement for the 2021 Annual General Meeting of Shareholders pursuant to the Securities and Exchange Commission's compensation disclosure rules, including the Compensation Discussion and Analysis, the compensation tables and related narrative discussion."

Invesco's compensation programs, particularly our annual incentive pools, are tied to the achievement of our multi-year strategic objectives and financial results and our success in serving our clients' and shareholders' interests, as further described in **Executive Compensation** above. In considering their vote, we urge shareholders to review the information included in this proxy statement in **Executive Compensation**. To the extent there is any significant vote against the named executive officer compensation as disclosed in this proxy statement, we will consider our shareholders' concerns, and the compensation committee will evaluate whether any actions are necessary to address those concerns. Under the Board's current policy, shareholders are given an opportunity to cast an advisory vote on this topic annually.

 **FOR**

Recommendation of the Board

The board of directors unanimously recommends a vote "FOR" the approval of the compensation of our named executive officers, as disclosed in this proxy statement pursuant to the compensation disclosure rules of the SEC.

Vote required: This proposal requires the affirmative vote of a majority of votes cast at the Annual General Meeting.

Proposal

3

We are asking our shareholders to make a total of 16 million common shares available for issuance under our Equity Plan

Approval of the amended and restated Invesco Ltd. 2016 global equity incentive plan

General

We are asking our shareholders to vote in favor of the amended and restated Invesco Ltd. 2016 Global Equity Incentive Plan, (the "Equity Plan"). The Equity Plan will:

* make a total of 16 million shares of company common stock available for issuance; and
* affirm minimum vesting requirements and make several non-material changes as described further below.

The Equity Plan is the equity compensation plan for our employees and non-executive directors. The Equity Plan was originally approved by our shareholders in 2016 and was later amended to replenish shares in 2019. The complete text of the Equity Plan is attached as **Appendix B** to this Proxy Statement.

If our shareholders approve the Equity Plan, the maximum number of shares available for issuance will be 16 million common shares. As of March 1, 2021, 6.9 million shares remained available for grant.

Timing of proposal and factors regarding our equity usage

* **Equity is essential to talent acquisition and retention.** We use the Equity Plan for granting equity awards to our non-executive directors and employees. We believe that equity-based compensation is critical for attracting, retaining and aligning the interests of non-executive directors and employees. We believe that equity-based compensation aligns the interests of our non-executive directors and employees with those of our shareholders and creates long-term shareholder value.
* **Increased market volatility driving need for more shares.** In 2020, given the then-current condition of the market resulting from the COVID-19 pandemic, the significant decline in our stock price negatively impacted the pool of shares under the Equity Plan and caused a sooner-than-expected need for additional shares.

As noted above, we are seeking shareholder approval to make a maximum of 16 million shares available for issuance under the Equity Plan. We expect that this share pool will be sufficient for equity grants for up to the next three years at the current stock price, or longer if our stock price increases. We believe that it is in the best interests of our shareholders to limit potential dilution from incentive share issuances and seek shareholder approval for additional shares on a more frequent basis as necessary in the future.

Why should you vote FOR approval of the Equity Plan?

Under NYSE rules, listed companies such as Invesco are generally not permitted to grant shares of common stock as compensation except under a plan that is approved by shareholders. Equity awards are an important part of our pay-for-performance compensation program.

The Board and the compensation committee are mindful of their responsibility to our shareholders to exercise judgment in granting equity-based awards. Upon recommendation of the compensation committee, the Board approved the Equity Plan on February 18, 2021, subject to shareholder approval.

The Board recommends a vote "FOR" the approval of the Equity Plan because it will continue to allow Invesco to achieve important business objectives in ways that are consistent with our shareholders' interests. Material terms of the Equity Plan are described below. The complete text of the Equity Plan is attached as **Appendix B** to this Proxy Statement.

- **Equity compensation facilitates alignment of employee and shareholder interests.** Consistent with industry practice and accepted good governance standards, a significant portion of compensation for our executive officers is delivered in the form of company equity. Further, our compensation philosophy reflects our belief that equity compensation is a critical means of aligning the interests of employees with those of our shareholders. In recent years, all employee time-based equity awards have been made in the form of restricted stock and restricted stock units that vest over a four-year period. Performance-based equity awards granted to our executive officers are subject to three-year cliff vesting. We believe that this is the best and simplest way to align the interests of our employees with the interests of our shareholders, giving our employees a significant incentive to appropriately increase shareholder value.
- **Equity compensation is an important tool to recruit and retain talent.** Our competitors in the industry routinely use equity awards to compensate employees, and we believe that employees place a high value on equity compensation. Our equity compensation awards are an important component of our compensation program and play a significant role in our ability to attract and retain talented employees and senior management. Approximately 28% of our employee population hold equity awards.
- **Use of "full-value" awards.** Our equity compensation program favors the use of "full-value" awards (as opposed to "appreciation" awards, such as stock options or stock appreciation rights). This can mitigate the potential dilutive effect of equity compensation, because the same value can be delivered in the form of a stock award using fewer shares than would be needed if delivered in the form of a stock option or a stock appreciation right. Invesco has not granted employee stock options since 2005 and has never granted stock appreciation rights.
- **The Equity Plan has key features that serve shareholder interests.** The Equity Plan includes good practices with respect to governance and administration of equity compensation programs described in more detail below in Key features of the Equity Plan.

Following our annual grant of equity awards in February 2021, approximately 6.9 million shares were available for grant under the Equity Plan. If this proposal is not approved, the Equity Plan will remain in effect although the remaining shares will not be sufficient to maintain our current approach to employee compensation. We believe that this change would adversely affect shareholders and shareholder value and negatively impact the alignment between employee and shareholder interests. Without an equity plan under which Invesco can issue additional shares, we would need to reduce significantly, or eliminate entirely, compensation that is paid in a form other than cash. In addition, if our shareholders do not approve the Equity Plan, we believe such action will impair our ability to compete for and retain our employees.

Key features of the Equity Plan
The Equity Plan includes a number of features that promote best practices and protect shareholders' interests, including:

Independent committee	Administered by the compensation committee, which is composed entirely of independent directors who meet the SEC and NYSE standards for independence.
No "evergreen" provision	Fixed number of shares available for grant that will not automatically increase because of an "evergreen" feature.
Double-trigger change-in-control provision	Includes a double-trigger change-in-control provision that provides for the accelerated vesting of awards assumed following a change in control if a participant's employment is terminated by the company involuntarily (other than for cause or unsatisfactory performance) or by the participant for good reason.
Forfeiture and clawback	All performance-based awards are subject to forfeiture or "clawback" provisions. See Compensation policies and practices – Clawback policy above.
No loans against or transferability of awards	Prohibits participants from borrowing against or transferring awards.
No excise tax gross ups	Prohibits tax gross ups on awards.
Minimum vesting requirements	Provides a minimum vesting period of one year for all awards. Employee time-based equity awards vest over a period of four years. Our executive officers' performance-based equity awards are subject to 3-year cliff vesting. Beginning in 2020, director equity awards are subject to one-year cliff vesting.
No dividends or dividend equivalents on performance-based awards	Prohibits the payment of dividends or dividend equivalents on unvested performance-based awards unless and until the committee has certified that the applicable performance goals for such awards have been met.

| No liberal share recycling | Prohibits share recycling for stock options and stock appreciation rights. |

| Best practices for stock options and stock appreciation rights |
- No grants of discounted options or stock appreciation rights
- No use of reload options
- No repricing of stock options or stock appreciation rights without shareholder approval. |

| Material amendments require shareholder approval | Material changes, including a material increase in authorized shares, require shareholder approval. |

Historic use of equity and outstanding awards

When considering the number of shares to add to the Equity Plan, the compensation committee reviewed, among other things, the potential dilution to current shareholders as measured by run rate and overhang, and projected future share usage.

We recognize the dilutive impact of our equity compensation programs on our shareholders. We believe that our historical share usage and proposed Equity Plan are prudent and in the best interests of our shareholders.

Run rate

"Run rate" provides a measure of our annual share utilization relative to the number of shares outstanding. As shown in the table below, the company's three-year average run rate was 1.9%.

(share amounts in millions)	2020	2019	2018
Granted during the year[1]	9.7	9.9	6.1
Weighted average shares outstanding (basic)	459.5	437.8	412.4
Run rate	2.1%	2.3%	1.5%

1 Represents time-based and performance-based awards as reported in Note 12 of our Annual Report on Form 10-K for the year ended December 31, 2020. For 2019, the number of shares granted has been adjusted to exclude 6.2 million of shares granted as employment inducement awards in connection with completed acquisitions.

Overhang and unvested share awards

"Overhang" refers to potential shareholder dilution represented by outstanding equity awards and shares available for future grant. Overhang is equal to the sum of outstanding awards plus shares available for grant, divided by common shares outstanding.

(share amounts in millions)	Outstanding awards[1]	Shares available for grant[2]	Common shares outstanding[3]	Overhang
As of December 31, 2020	22.4	11.7	459.5	7.4%

1 The company has no outstanding stock options or stock appreciation rights. Represents time-based and performance-based awards.
2 Represents shares available for grant under the 2016 Equity Plan.
3 Represents basic weighted average shares oustanding.

Information regarding equity compensation plans

The following table sets forth information about common shares that may be issued under our existing equity compensation plans as of December 31, 2020.

Name of plan	Approved by security holders[1]	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding outstanding options)
2016 Global Equity Incentive Plan	✓	N/A	N/A	8,834,478
2012 Employee Stock Purchase Plan	✓	N/A	N/A	934,276
2010 Global Equity Incentive Plan (ST)		N/A	N/A	2,822,190
Total		N/A	N/A	12,590,944

1 With respect to the 2010 Global Equity Incentive Plan (ST), shares are issued only as employment inducement awards in connection with a strategic transaction and, as a result, do not require shareholder approval under the rules of the New York Stock Exchange or otherwise.

Impact on dilution

As noted above, if our shareholders approve the Equity Plan, the maximum number of shares available for issuance will be 16 million shares. The Board believes that the potential dilution resulting from these shares is reasonable and that the issuance of these shares will provide an appropriate incentive for employees to increase the value of the company for shareholders.

If our shareholders approve the Equity Plan, based on historical grant levels and the company's current stock price, the company anticipates that the shares will be sufficient to provide projected equity incentives to our employees until our 2023 Annual General Meeting. We believe that it is in the best interests of our shareholders to limit potential dilution from incentive share issuances and to seek shareholder approval for additional shares on a more frequent basis as necessary in the future.

Summary of terms of the Equity Plan

The following summary of the material features of the Equity Plan. This summary is not intended to complete and is qualified in its entirety by reference to the Equity Plan, a copy of which is attached as **Appendix B** to this Proxy Statement.

General. Under the terms of the Equity Plan, the compensation committee has the authority to grant restricted stock, restricted stock units, stock options, stock appreciation rights ("SARs") and other stock-based awards. We anticipate that we will continue our current equity compensation practice of granting only restricted stock and restricted stock units. We have not granted stock options since 2005 and have never granted SARs.

Eligibility. Eligible individuals means non-employee directors, officers, employees and consultants of the Company or any of its Affiliates, including a Participating Company, and prospective officers, employees and consultants who have accepted offers of employment or consultancy from a Company Affiliate or a Participating Company.

As of December 31, 2020, (i) approximately 8,400 employees of the company were eligible for awards under the Equity Plan, of which approximately 2,400 had outstanding awards, and (ii) all of our non-executive directors were eligible for awards under the Equity Plan, all of whom receive compensation in the form of restricted stock or restricted stock units granted under the Equity Plan.

Shares subject to the Equity Plan. We are asking our shareholders to approve the Equity Plan which will authorize up to 16 million shares. As noted above, as of March 1, 2020, awards representing 15.5 million common shares were outstanding under the Equity Plan and 6.9 million common shares remained available for grant.

Shares delivered in connection with awards under the Equity Plan may be shares that are authorized but unissued shares, shares held by the company as treasury shares or, if required by local law, shares delivered from a trust established pursuant to applicable law.

The number of common shares authorized for issuance under the Equity Plan, as well as the number of shares subject to outstanding awards and the annual limitation on grants to any single individual, are subject to equitable adjustment upon the occurrence of any stock dividend or other distribution, recapitalization, stock split, reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase or share exchange or other similar corporate transaction or event.

Share counting. Under the following circumstances, shares that are subject to awards granted under the Equity Plan shall not be counted for purposes of the limits on the total number of shares that can be issued under the Equity Plan or the number of shares that can be issued as incentive stock options in the following circumstances:
- The award is forfeited, canceled or terminates, expires or lapses without shares having been delivered;
- The award is settled in cash; or
- The shares are withheld by the company to satisfy all or part of any tax withholding obligation related to an award of restricted stock or restricted stock units.

Shares tendered or withheld by the company in payment of the exercise price of stock options or SARs or to satisfy all or part of any tax withholding obligation related to such stock option or SAR shall be counted as shares that were issued under the Equity Plan.

Limits on incentive stock options. The total number of shares that can be issued pursuant to incentive stock options cannot exceed six million under the Equity Plan.

Types of awards. The Equity Plan authorizes awards in the form of restricted stock, restricted stock units, stock options, SARs and other stock-based awards.

- **Restricted Stock and Restricted Stock Units.** Awards of restricted stock are actual shares of common stock that are issued to a participant. An award of a restricted stock unit represents the right to receive cash or common stock at a future date. In each case, the award is subject to restrictions on transferability and such other restrictions, if any, as the compensation committee may impose at the date of grant. The restrictions may lapse separately or in combination at such times, under such circumstances, including, without limitation, a specified period of employment or the satisfaction of pre-established performance goals, in such installments, or otherwise, as the compensation committee may determine. Except to the extent provided in the applicable award agreement, a participant granted restricted stock will have all of the rights of a shareholder, including, without limitation, the right to vote and the right to receive dividends. If provided in the applicable award agreement, a holder of restricted stock units will be entitled to dividend equivalents with respect to such restricted stock units. Upon termination of employment or other service relationship during the applicable restriction period, shares of restricted stock and restricted stock units that are subject to restrictions will be forfeited unless the award agreement provides otherwise.
- **Other stock-based awards.** The Equity Plan provides for the award of company shares and other awards that are valued by reference to our shares. Other stock-based awards may only be granted in lieu of compensation that would otherwise be payable to the participant. No more than 5% of the Shares authorized to grant under Section 6 of the Equity Plan may be granted with a minimum vesting schedule of less than one year.
- **Stock options and SARs.** A stock option is an award that gives the participant the right, but not the obligation, to purchase a specified number of company shares at a specified price for a stated period of time. Stock options may be granted in the form of incentive stock options, which are intended to qualify for favorable treatment for the recipient under U.S. federal tax law, or as nonqualified stock options, which do not qualify for this favorable tax treatment. SARs represent the right to receive an amount in cash, shares or both equal to the fair market value of the shares subject to the award on the date of exercise minus the exercise price of the award.

As noted above, the Equity Plan provides for stock options even though the company has not granted stock options since 2005. The Equity Plan also provides for SARs, although the company has never granted SARs. If stock options or SARs are granted under the Equity Plan, they will be subject to the following limitations:
- **No discounted stock options or SARs** – All stock options and SARs must have an exercise price that is not less than the fair market value of the underlying shares on the date of grant.
- **No reloads** – The grant of a stock option will not be conditioned on the delivery of shares to the company in payment of an exercise price or satisfaction of a withholding or other payment obligation (i.e., a "reload option").
- **No repricing** – Repricing of stock options or SARs is not permitted without shareholder approval.
- **Term** – The term of a stock option or SAR cannot exceed 10 years.
- **No liberal share recycling** – Share recycling for stock options and SARs is prohibited.

Minimum vesting requirements
Restricted stock and restricted stock units. Except with respect to the death, disability or involuntary termination (other than for cause or unsatisfactory performance) of a participant or the occurrence of a corporate transaction (including a change of control) or special circumstances determined by the committee, an award of restricted stock or restricted stock units subject solely to continued services shall have a minimum vesting period of not less than one year from the date of grant. In recent years, restricted stock awards and restricted stock units granted to employees vest over a four-year period. Our executive officers' performance-based equity awards are subject to three-year cliff vesting. Beginning in 2020, restricted stock awards and restricted stock units granted to non-executive directors vest on the one year anniversary of the date of grant.

Stock options and SARs. Stock options and SARs are subject to a one-year minimum vesting period. The company has not granted stock options since 2005 and has never granted SARs.

Performance-based awards. To the extent the compensation committee grants an award under the Equity Plan with payment or vesting based on the attainment of one or more performance goals, such payment or vesting is permitted if, and only to the extent that, the performance goals established by the compensation committee are met.

The performance goals may relate to the performance of the company or the performance of the company relative to a pre-established group. The performance goals may include a threshold level of performance below which no payment will be made, levels of performance at which specified payments will be made and a maximum level of performance above which no additional payment will be made. The performance measure or measures and the performance goals established by the compensation committee may be different for different years. With respect to performance-based awards that were granted in February 2021, the compensation committee designated the following performance goals: adjusted operating margin and relative TSR.

Termination of employment/services. Except as otherwise provided in an award agreement, all unvested awards under the Equity Plan are forfeited when a participant terminates employment with, or ceases performing services for, the company.

Effect of a change of control. Awards that are not assumed in connection with a change of control will immediately vest at 100 percent. In the event of a change of control, with respect to awards that are assumed by the acquirer, then upon the participant's termination of employment during the 24 months following a change in control (i) by the company (other than for cause or unsatisfactory performance) or (ii) by the participant for good reason (as defined in the Equity Plan), awards will vest at 100 percent unless otherwise provided in an award agreement.

Changes in capitalization and other corporate events. In the case of events affecting the capital structure of the company or certain corporate events such as a merger, the committee shall make adjustments and substitutions to shares reserved for issuance, awards limits, the number of shares subject to outstanding awards and the exercise price of outstanding awards under the Equity Plan as it deems equitable and appropriate. The committee may also adjust performance goals to reflect unusual or non-recurring events and extraordinary items and for other similar reasons, but only to the extent that such adjustments would not cause awards that are intended to be exempt from Section 162(m) of the Internal Revenue Code (the "Code") to lose that exemption.

Non-transferability. Awards under the Equity Plan cannot be sold, assigned, transferred, pledged or otherwise encumbered, except by will and the laws of descent and distribution.

Tax withholding; no gross ups. The participant is responsible for all taxes legally due from a participant. Except as otherwise provided in an award agreement, withholding obligations under the Equity Plan may be settled in shares.

Administration. The Equity Plan will continue to be administered by the compensation committee of the Board, unless the Board appoints a different committee. The committee will consist of two or more "non-employee directors" as defined in Rule 16b-3 under the Exchange Act. The committee is authorized to establish administrative rules and procedures, select the eligible individuals to whom awards will be granted, determine the types of awards and the number of shares covered by the awards and establish the terms and conditions for awards.

The committee may delegate its authority to administer the Equity Plan to one or more persons, subject to applicable law. All decisions made by the committee with respect to the Equity Plan will be final and binding on all persons.

Plan amendments and changes. The board or the compensation committee may amend, alter or discontinue the Equity Plan, but no change is permitted without a participant's consent to the extent that it would materially impair the participant's rights under an outstanding award unless the change is made to comply with applicable law or stock exchange rules or to prevent adverse tax consequences to the company or a participant.

Effective date. Pending shareholder approval, the Amended and Restated Equity Plan will be effective as of June 15, 2021 and will terminate on the tenth anniversary of the effective date of the Equity Plan.

Securities registration. We intend to file with the SEC an amendment to our registration statement on Form S-8 to cover the number of shares of common stock authorized for issuance under the Equity Plan.

Certain U.S. federal income tax consequences

The following discussion is intended only as a general summary of the material U.S. federal income tax consequences of awards issued to employees under the Equity Plan for the purposes of shareholders considering how to vote on this proposal. It is not intended as tax guidance to participants in the Equity Plan. This summary does not take into account certain circumstances that may change the income tax treatment of awards for individual participants, and it does not describe the state or local income tax consequences of any award or the taxation of awards in jurisdictions outside of the U.S.

Restricted stock awards and restricted stock units. The fair market value of stock granted under a restricted stock award is generally includable by the participant as ordinary income when the award vests. In the case of restricted stock unit awards, any cash and the fair market value of any stock issued as payment under the awards is includable as ordinary income when paid. Any dividends or dividend equivalents paid on unvested restricted stock and restricted stock units are treated as ordinary income when paid.

Stock options and SARs. The grant of a stock option or SAR generally has no tax consequences for a participant or the company. The exercise of an incentive stock option generally does not have tax consequences for a participant or the company, except that it may result in an item of adjustment for alternative minimum tax purposes for the participant. If a participant holds the shares acquired through the exercise of an incentive stock option for the time specified in the Code, any gain or loss arising from a subsequent disposition of the shares will be taxed as long- term capital gain or loss. If the shares are disposed of before the holding period is satisfied, the participant will recognize ordinary income equal to the lesser of (1) the amount realized upon the disposition and (2) the fair market value of such shares on the date of exercise minus the exercise price paid for the shares.

A participant recognizes ordinary income upon the exercise of a nonqualified stock option equal to the fair market value of the shares minus the exercise price for the shares. Upon the exercise of a SAR, the participant recognizes ordinary income equal to the amount paid to the participant, in cash and shares that represents the excess of the fair market value of a SAR over its exercise price. Any subsequent disposition of shares acquired through the exercise of a nonqualified stock option or a SAR will generally result in capital gain or loss, which may be short- or long-term, depending upon the holding period for the shares.

Deductions by the company. Except as explained below, the company generally is entitled to a deduction equal to the amount included in the ordinary income of participants and does not receive a deduction for amounts that are taxable to participants as capital gain.

Section 409A. The grant of certain types of incentive awards under the Equity Plan, may be subject to the requirements of Section 409A of the Code. If an award is subject to Section 409A, and if the requirements of Section 409A are not met, a participant may be subject to tax on all or a portion of the award earlier than the times described above, and additional taxes, penalties and interest could apply. Stock options, SARs and restricted stock awards that comply with the terms of the Equity Plan are intended to be exempt from the requirements of Section 409A. Restricted stock units granted under the Equity Plan may be subject to the requirements of Section 409A but are intended to comply with those requirements to avoid early taxation, additional taxes, penalties and interest. Notwithstanding the foregoing, the company is not responsible for any taxes, penalties or interest imposed with respect to any awards granted under the Equity Plan, including taxes, penalties or interest imposed under Section 409A.

New plan benefits. Future grants under the Equity Plan will be made at the discretion of the committee and, accordingly, are not yet determinable. In addition, benefits under the Equity Plan will depend on a number of factors, including fair market value of the common shares on future dates. Consequently, it is not possible to determine the benefits that might be received by participants under the Equity Plan.

For information relating to grants under the Equity Plan for the last year to our named executive officers, see **Grants of plan-based share awards for 2020** table on page 63.

The closing price of our shares on the New York Stock Exchange on March 11, 2021 was $25.33 per share.

 FOR

Recommendation of the Board
The board of directors unanimously recommends a vote "FOR" the approval of the equity plan.

Vote required: This proposal requires the affirmative vote of a majority of votes cast at the Annual General Meeting.

Proposal



4

Appointment of independent registered public accounting firm

General

The audit committee of the Board has proposed the appointment of PricewaterhouseCoopers LLP ("PwC") as the independent registered public accounting firm to audit the company's consolidated financial statements for the year ending December 31, 2021 and to audit the company's internal control over financial reporting as of December 31, 2021. During and for the year ended December 31, 2020, PwC audited and rendered opinions on the financial statements of the company and certain of its subsidiaries. PwC also rendered an opinion on the company's internal control over financial reporting as of December 31, 2020. In addition, PwC provides the company with tax consulting and compliance services, accounting and financial reporting advice on transactions and regulatory filings and certain other services not prohibited by applicable auditor independence requirements. See **Fees paid to independent registered public accounting firm** below. Representatives of PwC are expected to be present at the Annual General Meeting and will have the opportunity to make a statement if they desire to do so. It is also expected that they will be available to respond to appropriate questions.

FOR

Recommendation of the Board

The board of directors unanimously recommends a vote "FOR" the appointment of PwC as the company's independent registered public accounting firm for the year ending December 31, 2021.

Vote required: This proposal requires the affirmative vote of a majority of votes cast at the Annual General Meeting. If the appointment is not approved, the audit committee will reconsider the selection of PwC as the company's independent registered public accounting firm.

Fees paid to independent registered public accounting firm

The audit committee of the Board, with the approval of the shareholders, engaged PwC to perform an annual audit of the company's consolidated financial statements for 2020. The following table sets forth the approximate aggregate fees billed or expected to be billed to the company by PwC for 2020 and 2019, for the audit of the company's annual consolidated financial statements and for other services rendered by PwC in 2020 and 2019.

	Year ($ in millions)[5]	
	2020	**2019**
Audit fees[1]	6.0	6.6
Audit-related fees[2]	2.3	2.1
Tax fees[3]	2.1	1.8
All other fees[4]	0.1	0.0
Total fees	10.5	10.5

1 The 2020 audit fees amount includes approximately $3.3 million (2019: $4.0 million) for audits of the company's consolidated financial statements and $2.5 million (2019: $2.5 million) for statutory audits of subsidiaries.
2 Audit-related fees consist of attest services not required by statute or regulation, audits of employee benefit plans and accounting consultations in connection with new accounting pronouncements and acquisitions.
3 Tax fees consist of compliance and advisory services.
4 In 2020, all other fees relate primarily to professional consulting services. In 2020, these fees were $121,155.
5 These amounts do not include fees paid to PwC associated with audits conducted on certain of our affiliated investment companies, unit trusts and partnerships.

Pre-approval process and policy

The Invesco audit committee has adopted policies for pre-approving (the "Pre-Approval Policy") all services provided by Invesco's independent auditors, in order to conclude that the provision of auditor services are compatible with the audit firm's independence for conducting the audit function. The policy sets forth the audit committee's responsibility for pre-approval of audit, audit related, non-audit, tax and other services and reviews services performed by the independent registered public accounting firm. It provides that, before the company engages the independent auditor to render any service, the engagement must either be specifically approved by the audit committee or fall into one of the defined categories that have been pre-approved. In the intervals between scheduled meetings of the audit committee, the audit committee has delegated pre-approval authority under the Pre-Approval Policy to the audit committee chair, which are reported to the audit committee at the next scheduled meeting.

Report of the audit committee

Membership and role of the Audit Committee
The audit committee of the Board consists of Phoebe A. Wood (Chair), Sarah E. Beshar, Thomas M. Finke, William F. Glavin, Jr., C. Robert Henrikson, Sir Nigel Sheinwald and G. Richard Wagoner, Jr. Each of the members of the audit committee is independent as such term is defined under the NYSE listing standards and applicable law. The primary purpose of the audit committee is to assist the Board of Directors in fulfilling its responsibility to oversee (i) the company's financial reporting, auditing and internal control activities, including the integrity of the company's financial statements, (ii) the independent auditor's qualifications and independence, (iii) the performance of the company's internal audit function and independent auditor, and (iv) the company's compliance with legal and regulatory requirements. The audit committee's function is more fully described in its written charter, which is available on the company's website.

Review of the company's audited consolidated financial statements for the year ended December 31, 2020
The audit committee has reviewed and discussed the audited financial statements of the company for the year ended December 31, 2020 with the company's management. The audit committee has also performed the other reviews and duties set forth in its charter. The audit committee has discussed with PricewaterhouseCoopers LLP ("PwC"), the company's independent registered public accounting firm, the matters required to be discussed by professional auditing standards. The audit committee has also received the written disclosures and the letter from PwC required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditor's communications with the audit committee concerning independence, and has discussed the independence of PwC with that firm. Based on the audit committee's review and discussions noted above, the audit committee recommended to the Board of Directors that the company's audited consolidated financial statements be included in the company's Annual Report for filing with the SEC.

Respectfully submitted by the audit committee:
Phoebe A. Wood (Chair)
Sarah E. Beshar
Thomas M. Finke[1]
William F. Glavin, Jr.
C. Robert Henrikson
Sir Nigel Sheinwald
G. Richard Wagoner, Jr.

1 Mr. Finke joined the Audit Committee effective December 1, 2020.

General information regarding the annual general meeting

Questions and answers about voting your common shares

Q. Why did I receive this Proxy Statement?

You have received these proxy materials because Invesco's Board of Directors is soliciting your proxy to vote your shares at the Annual General Meeting on May 13, 2021. This proxy statement includes information that is designed to assist you in voting your shares and information that we are required to provide to you under SEC rules.

Q. What is a proxy?

A "proxy" is a written authorization from you to another person that allows such person (the "proxy holder") to vote your shares on your behalf. The Board of Directors is asking you to allow any of the following persons to vote your shares at the Annual General Meeting: G. Richard Wagoner, Jr., Chair of the Board of Directors; Martin L. Flanagan, President and Chief Executive Officer; L. Allison Dukes, Senior Managing Director and Chief Financial Officer and Kevin M. Carome, Senior Managing Director and General Counsel.

Q. Why did I not receive my proxy materials in the mail?

As permitted by rules of the SEC, Invesco is making this Proxy Statement and its Annual Report on Form 10-K for the year ended December 31, 2020 ("Annual Report") available to its shareholders electronically via the Internet. The "e-proxy" process expedites shareholders' receipt of proxy materials and lowers the costs and reduces the environmental impact of our Annual General Meeting.

Beginning on March 26, 2021, we mailed to shareholders of record as of the close of business on March 15, 2021 ("Record Date") a Notice of Internet Availability of Proxy Materials ("Notice") containing instructions on how to access this Proxy Statement, our Annual Report and other soliciting materials via the Internet. If you received a Notice by mail, you will not receive a printed copy of the proxy materials in the mail. Instead, the Notice instructs you on how to access and review all of the important information contained in the Proxy Statement and Annual Report. The Notice also instructs you on how you may submit your proxy. If you received a Notice by mail and would like to receive a printed copy of our proxy materials, you should follow the instructions included in the Notice to request such materials.

Q. Who is entitled to vote?

Each holder of record of Invesco common shares on the Record Date for the Annual General Meeting is entitled to attend and vote at the Annual General Meeting.

Q. What is the difference between holding shares as a "shareholder of record" and as a "beneficial owner"?

- **Shareholders of record.** You are a shareholder of record if at the close of business on the Record Date your shares were registered directly in your name with Computershare, our transfer agent.
- **Beneficial owner.** You are a beneficial owner if at the close of business on the Record Date your shares were held by a brokerage firm or other nominee and not in your name. Being a beneficial owner means that, like most of our shareholders, your shares are held in "street name." As the beneficial owner, you have the right to direct your broker or nominee how to vote your shares by following the voting instructions your broker or nominee provides. If you do not provide your broker or nominee with instructions on how to vote your shares, your broker or nominee will be able to vote your shares with respect to some of the proposals, but not all. Please see **What if I return a signed proxy or voting instruction card, but do not specify how my shares are to be voted?** below for additional information.
- Invesco has requested banks, brokerage firms and other nominees who hold Invesco common shares on behalf of beneficial owners of the common shares as of the close of business on the Record Date to forward the Notice to those beneficial owners. Invesco has agreed to pay the reasonable expenses of the banks, brokerage firms and other nominees for forwarding these materials.

Q. How many votes do I have?

Every holder of a common share on the Record Date will be entitled to one vote per share for each Director to be elected at the Annual General Meeting and to one vote per share on each other matter presented at the Annual General Meeting. On the Record Date there were 461,280,055 common shares outstanding and entitled to vote at the Annual General Meeting.

Q. What proposals are being presented at the Annual General Meeting?
Invesco intends to present proposals numbered one through four for shareholder consideration and voting at the Annual General Meeting. These proposals are for:

1 Election of twelve (12) members of the Board of Directors;
2 Advisory vote to approve the company's executive compensation;
3 Amendment and restatement of the Invesco Ltd. 2016 Global Equity Incentive Plan to increase the number of shares authorized under the plan; and
4 Appointment of PricewaterhouseCoopers LLP as the company's independent registered public accounting firm.

Other than the matters set forth in this Proxy Statement and matters incident to the conduct of the Annual General Meeting, Invesco does not know of any business or proposals to be considered at the Annual General Meeting. If any other business is proposed and properly presented at the Annual General Meeting, the proxies received from our shareholders give the proxy holders the authority to vote on such matter in their discretion.

Q. How does the Board of Directors recommend that I vote?
The Board of Directors recommends that you vote:

- FOR the election of the twelve (12) directors nominated by our Board and named in this proxy statement;
- FOR the approval, on an advisory basis, of the compensation of our named executive officers;
- FOR the amendment and restatement of the Invesco Ltd. 2016 Global Equity Incentive Plan to increase the number of shares authorized under the plan; and
- FOR appointment of PricewaterhouseCoopers LLP as the company's independent registered public accounting firm.

Q. How do I attend the Annual General Meeting?
Due to the public health impact of the COVID-19 pandemic and to support the health and well-being of our shareholders, employees, and our community, the Annual Meeting will be held over the Internet in a virtual meeting format only, with no in-person access. Shareholders attending the Annual Meeting remotely will have the same opportunities they have had at past annual meetings to participate, vote, ask questions, and provide feedback to the company's management team and the Board of Directors.
- If you were a shareholder of record at the close of business on the record date of March 15, 2021, you are eligible to access, participate in and vote at the virtual meeting.
- The meeting will be hosted at www.meetingcenter.io/293405929. The meeting will begin promptly at 1:00 p.m., Eastern Time and online access will open 15 minutes prior to allow time to log-in. The login password is IVZ2021. You will also need your voter control number, which, if you are a shareholder of record, you can find on your original proxy card or Notice of Internet Availability of Proxy Materials.
- If you hold your shares in "street name" or through an intermediary, such as a bank or broker (a "Beneficial Holder"), you have two options:
    1. **Registration in Advance of the Annual General Meeting**
       Submit proof of your proxy power ("Legal Proxy") from your broker or bank reflecting your Invesco Ltd. holdings along with your name and email address to Computershare. Requests for registration must be labeled as "Legal Proxy" and be received no later than 5:00 p.m., Eastern Time, on May 7, 2021. **You will receive a confirmation email from Computershare of your registration, which will include your voter control number.** Requests for registration should include an email from your broker or an image of your legal proxy and be directed to Computershare via email at legalproxy@computershare.com or by mail at Computershare, Invesco Ltd. Legal Proxy, P.O. Box 43001, Providence, RI 02940-3001.
    2. **Register at the Annual General Meeting**
       For the 2021 proxy season, an industry solution has been agreed upon to allow Beneficial Holders to register online at the Annual General Meeting to attend, ask questions and vote. We expect that the vast majority of Beneficial Holders will be able to fully participate using the control number received with their voting instruction form. Please note, however, that this option is intended to be provided as a convenience to Beneficial Holders only. **There is no guarantee this option will be available for every type of Beneficial Holder voting control number. The inability to provide this option to any or all Beneficial Holders shall in no way impact the validity of the Annual General Meeting.** Beneficial Holders may choose the register in advance of the Annual Meeting option above, if they want to ensure full access to the Annual General Meeting.
- You may submit your proxy in advance of the Annual Meeting via the Internet, by phone or by mail by following the instructions included on your proxy card or notice of Internet availability. Whether or not you plan to attend the virtual Annual Meeting, we urge you to vote and submit your proxy in advance of the meeting using one of the methods described in the proxy materials.

Q. Do I need to register to attend the Annual Meeting virtually?
Registration is only required if you are a Beneficial Holder, as set forth above.

Q. How do I vote and what are the voting deadlines?

You may vote your shares in person at the Annual General Meeting or by proxy. There are three ways to vote by proxy:

- **Via the internet:** You can submit a proxy via the Internet until the adjournment of the virtual annual meeting, by accessing the web site at http://www.envisonreports.com/IVZ and following the instructions you will find on the web site. Internet proxy submission is available 24 hours a day. You will be given the opportunity to confirm that your instructions have been properly recorded.
- **By telephone:** You can submit a proxy by telephone until 11:59 p.m. eastern time on May 12, 2021, by calling toll-free 1-800-652-VOTE (8683) (from the U.S. and Canada) and following the instructions.
- **By mail:** If you have received your proxy materials by mail, you can vote by marking, dating and signing your proxy card and returning it by mail in the enclosed postage-paid envelope. If you hold your common shares in an account with a bank or broker (i.e., in "street name"), you can vote by following the instructions on the voting instruction card provided to you by your bank or broker. Proxy cards returned by mail must be received no later than the close of business on May 12, 2021.

Even if you plan to participate in the Annual General Meeting, we encourage you to vote your common shares by proxy using one of the methods described above. Invesco shareholders of record who attend the meeting may vote their common shares in person, even though they have sent in proxies.

Q. What if I hold restricted shares?

For participants in the 2016 Global Equity Incentive Plan and the 2011 Global Equity Incentive Plan who hold restricted share awards through the company's stock plan administrator, your restricted shares will be voted as you instruct the custodian for such shares, Invesco Ltd. (the "Custodian"). There are three ways to vote: via the Internet, by telephone or by returning your voting instruction card. Please follow the instructions included on your voting instruction card on how to vote using one of the three methods. Your vote will serve as voting instructions to the Custodian for your restricted shares. If you do not provide instructions regarding your restricted shares, the Custodian will not vote them. You cannot vote your restricted shares at the meeting. **To allow sufficient time for voting by the Custodian, the Custodian must receive your vote by no later than 11:59 p.m. eastern time on May 6, 2021.**

Q. May I change or revoke my vote?

Yes. You may change your vote in one of several ways at any time before it is cast prior to the applicable deadline for voting:

- Grant a subsequent proxy via the Internet or telephone;
- Submit another proxy card (or voting instruction card) with a date later than your previously delivered proxy;
- Notify our Company Secretary in writing before the Annual General Meeting that you are revoking your proxy or, if you hold your shares in "street name," follow the instructions on the voting instruction card; or
- If you are a shareholder of record, or a beneficial owner with a proxy from the shareholder of record, vote at the virtual Annual General Meeting.

Q. What will happen if I do not vote my shares?

- **Shareholders of record.** If you are the shareholder of record and you do not vote at the virtual Annual General Meeting, or by proxy via the Internet, by telephone, or by mail, your shares will not be voted at the Annual General Meeting.
- **Beneficial owners.** If you are the beneficial owner of your shares, your broker or nominee may vote your shares only on those proposals on which it has discretion to vote. Under NYSE rules, your broker or nominee has discretion to vote your shares on routine matters, such as Proposal No. 4, but does not have discretion to vote your shares on non-routine matters, such as Proposals No. 1, 2 or 3. Therefore, if you do not instruct your broker as to how to vote your shares on Proposals No. 1, 2 or 3, this would be a "broker non-vote," and your shares would not be counted as having been voted on the applicable proposal. **We therefore strongly encourage you to instruct your broker or nominee on how you wish to vote your shares.**

Q. What is the effect of a broker non-vote or abstention?

Under NYSE rules, brokers or other nominees who hold shares for a beneficial owner have the discretion to vote on a limited number of routine proposals when they have not received voting instructions from the beneficial owner at least ten days prior to the Annual General Meeting. A "broker non-vote" occurs when a broker or other nominee does not receive such voting instructions and does not have the discretion to vote the shares. Pursuant to Bermuda law, broker non-votes and abstentions are not included in the determination of the common shares voting on such matter, but are counted for quorum purposes.

Q. What if I return a signed proxy or voting instruction card, but do not specify how my shares are to be voted?

- **Shareholders of record.** If you are a shareholder of record and you submit a proxy, but you do not provide voting instructions, all of your shares will be voted FOR Proposals No. 1, 2, 3 and 4.

- **Beneficial owners.** If you are a beneficial owner and you do not provide the broker or other nominee that holds your shares with voting instructions, the broker or other nominee will determine if it has the discretionary authority to vote on the particular matter. Under NYSE rules, brokers and other nominees have the discretion to vote on routine matters, such as Proposal No. 4, but do not have discretion to vote on non-routine matters, such as Proposals No. 1, 2 and 3. Therefore, if you do not provide voting instructions to your broker or other nominee, your broker or other nominee may only vote your shares on Proposal No. 4 and any other routine matters properly presented for a vote at the Annual General Meeting.

Q. What does it mean if I receive more than one Notice of Internet Availability of Proxy Materials?
It means you own Invesco common shares in more than one account, such as individually and jointly with your spouse. **Please vote all of your common shares**. Please see "Householding of Proxy Materials" below for information on how you may elect to receive only one Notice.

Q. What is a quorum?
A quorum is necessary to hold a valid meeting. The presence of two or more persons representing, virtually or by proxy, more than 50% of the issued and outstanding common shares entitled to vote at the virtual meeting as of the Record Date constitutes a quorum for the conduct of business.

Q. What vote is required in order to approve each proposal?
Each proposal requires the affirmative vote of a majority of the votes cast on such proposal at the Annual General Meeting. Under our Bye-Laws, a majority of the votes cast means the number of shares voted "for" a proposal must exceed 50% of the votes cast with respect to such proposal. Votes "cast" include only votes cast with respect to shares present at the virtual Annual General Meeting or represented by proxy and excludes abstentions.

Q. How will voting on any other business be conducted?
Other than the matters set forth in this Proxy Statement and matters incident to the conduct of the Annual General Meeting, we do not know of any business or proposals to be considered at the Annual General Meeting. If any other business is proposed and properly presented at the Annual General Meeting, the persons named as proxies will vote on the matter in their discretion.

Q. What happens if the Annual General Meeting is adjourned or postponed?
Your proxy will still be effective and will be voted at the rescheduled Annual General Meeting. You will still be able to change or revoke your proxy until it is voted.

Q. Who will count the votes?
A representative of Computershare, our transfer agent, will act as the inspector of election and will tabulate the votes.

Q. How can I find the results of the Annual General Meeting?
Preliminary results will be announced at the Annual General Meeting. Final results will be published in a Current Report on Form 8-K that we will file with the SEC within four business days after the Annual General Meeting.

Important additional information

Costs of solicitation
The cost of solicitation of proxies will be paid by Invesco. We have retained Alliance Advisors LLC to solicit proxies for a fee of approximately $18,000 plus a reasonable amount to cover expenses. Proxies may also be solicited in person, by telephone or electronically by Invesco personnel who will not receive additional compensation for such solicitation. Copies of proxy materials and our Annual Report will be supplied to brokers and other nominees for the purpose of soliciting proxies from beneficial owners, and we will reimburse such brokers or other nominees for their reasonable expenses.

Presentation of financial statements
In accordance with Section 84 of the Companies Act 1981 of Bermuda, Invesco's audited consolidated financial statements for the year ended December 31, 2020 will be presented at the Annual General Meeting. These statements have been approved by the Board. There is no requirement under Bermuda law that these statements be approved by shareholders, and no such approval will be sought at the Annual General Meeting.

Registered and principal executive offices
The registered office of Invesco is located at Victoria Place, 31 Victoria Street, Hamilton HM10, Bermuda. The principal executive office of Invesco is located at 1555 Peachtree Street N.E., Atlanta, Georgia 30309, and the telephone number there is 1-404-892-0896.

Shareholder proposals for the 2022 annual general meeting

In accordance with the rules established by the SEC, any shareholder proposal submitted pursuant to Rule 14a-8 under the Exchange Act intended for inclusion in the proxy statement for next year's annual general meeting of shareholders must be received by Invesco no later than 120 days before the anniversary of the date of this proxy statement (e.g., not later than November 26, 2021). Such proposals should be sent to our Company Secretary in writing to Invesco Ltd., Attn: Office of the Company Secretary, Legal Department, 1555 Peachtree Street N.E., Atlanta, Georgia 30309, or by email to company.secretary@invesco.com. To be included in the Proxy Statement, the proposal must comply with the requirements as to form and substance established by the SEC and our Bye-Laws, and must be a proper subject for shareholder action under Bermuda law.

In addition, a shareholder (or a group of up to 20 shareholders) who has owned at least 3% of our shares continuously for at least three years and has complied with the other requirements in our bye-laws may nominate and include in the company's proxy materials director nominees constituting up to 20% of our Board of Directors. Notice of a proxy access nomination for consideration at our 2022 Annual General Meeting of Shareholders must be received not less than 90 not more than 120 days prior to the first anniversary of the 2021 Annual General Meeting of Shareholders (e.g. from January 13, 2022 to February 12, 2022).

A shareholder may otherwise propose business for consideration or nominate persons for election to the Board in compliance with SEC proxy rules, Bermuda law, our Bye-Laws and other legal requirements, without seeking to have the proposal included in Invesco's proxy statement pursuant to Rule 14a-8 under the Exchange Act. Under our Bye-Laws, notice of such a proposal must generally be provided to our Company Secretary not less than 90 nor more than 120 days prior to the first anniversary of the preceding year's annual general meeting. The period under our Bye-Laws for receipt of such proposals for next year's meeting is thus from January 13, 2022 to February 12, 2022. (However, if the date of the annual general meeting is more than 30 days before or more than 60 days after such anniversary date, any notice by a shareholder of business or the nomination of directors for election or reelection to be brought before the annual general meeting to be timely must be delivered (i) not earlier than the close of business on the 120th day prior to such annual general meeting; and (ii) not later than the close of business on the later of (A) the 90th day prior to such annual general meeting and (B) the 10th day following the day on which public announcement of the date of such meeting is first made.) SEC rules permit proxy holders to vote proxies in their discretion in certain cases if the shareholder does not comply with these deadlines, and in certain other cases notwithstanding compliance with these deadlines.

In addition, Sections 79-80 of the Bermuda Companies Act allows shareholders holding at least 5% of the total voting rights or totaling 100 record holders (provided that they advance to the company all expenses involved and comply with certain deadlines) to require Invesco (i) to give notice of any resolution that such shareholders can properly propose at the next annual general meeting; and/or (ii) to circulate a statement regarding any proposed resolution or business to be conducted at a general meeting.

United States Securities and Exchange Commission reports

A copy of the company's Annual Report on Form 10-K ("Annual Report"), including financial statements, for the year ended December 31, 2020, is being furnished concurrently herewith to all shareholders holding shares as of the Record Date. Please read it carefully.

Shareholders may obtain a copy of the Annual Report, without charge, by visiting the company's web site at www.invesco.com/corporate or by submitting a request to our Company Secretary at: company.secretary@invesco.com or by writing Invesco Ltd., Attn: Office of the Company Secretary, Legal Department, 1555 Peachtree Street N.E., Atlanta, Georgia 30309. Upon request to our Company Secretary, the exhibits set forth on the exhibit index of the Annual Report may be made available at a reasonable charge (which will be limited to our reasonable expenses in furnishing such exhibits).

Further, we make available free of charge through our corporate website, our Quarterly Reports of Form 10-Q, Current Reports of Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish to, the SEC.

Householding of proxy materials

The SEC has adopted rules that permit companies and intermediaries (such as banks and brokers) to satisfy the delivery requirements for Proxy Statements and Annual Reports with respect to two or more shareholders sharing the same address by delivering a single Proxy Statement and Annual Report to those shareholders. This process, which is commonly referred to as "householding," potentially means extra convenience for shareholders and cost savings for companies.

A number of banks and brokers with account holders who are beneficial holders of the company's common shares will be householding the company's proxy materials or the Notice. Accordingly, a single copy of the proxy materials or Notice will be delivered to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Once you have received notice from your bank or broker that it will be householding communications to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive separate proxy materials or copies of the Notice, please notify your bank or broker, or contact our Company Secretary at: company.secretary@invesco.com, or by mail to Invesco Ltd., Attn: Office of the Company Secretary, Legal Department, 1555 Peachtree Street N.E., Atlanta, Georgia 30309, or by telephone to 404-892-0896. The company undertakes, upon oral or written request to the address or telephone number above, to deliver promptly a separate copy of the company's proxy materials or the Notice to a shareholder at a shared address to which a single copy of the applicable document was delivered. Shareholders who currently receive multiple copies of the proxy materials or the Notice at their address and would like to request householding of their communications should contact their bank or broker or the Company Secretary at the contact address and telephone number provided above.

Appendix A

U.S. GAAP rules on consolidation require the company to consolidate certain investment product assets and liabilities which significantly distort our balance sheet and associated financial metrics.

Schedule of Non-GAAP information

We utilize the following non-GAAP performance measures: net revenue (and by calculation, net revenue yield on AUM), adjusted operating income, adjusted operating margin, adjusted net income attributable to Invesco Ltd. and adjusted diluted earnings per common share (EPS). The company believes the adjusted measures provide valuable insight into the company's ongoing operational performance and assist in comparisons to its competitors. These measures also assist the company's management with the establishment of operational budgets and forecasts and assist the Board of Directors and management of the company in determining incentive compensation decisions. The most directly comparable U.S. GAAP measures are operating revenues (and by calculation, gross revenue yield on AUM), operating income, operating margin, net income attributable to Invesco Ltd. and diluted EPS. Each of these measures is discussed more fully below.

The following are reconciliations of operating revenues, operating income (and by calculation, operating margin), and net income attributable to Invesco Ltd. (and by calculation, diluted EPS) on a U.S. GAAP basis to a non-GAAP basis of net revenues, adjusted operating income (and by calculation, adjusted operating margin), and adjusted net income attributable to Invesco Ltd. (and by calculation, adjusted diluted EPS). These non-GAAP measures should not be considered as substitutes for any U.S. GAAP measures and may not be comparable to other similarly titled measures of other companies. Additional reconciling items may be added in the future to these non-GAAP measures if deemed appropriate. The tax effects related to the reconciling items have been calculated based on the tax rate attributable to the jurisdiction to which the transaction relates. Notes to the reconciliations follow the tables.

Reconciliation of operating revenues to net revenues:

$ in millions	2020	2019	2018	2017	2016
Operating revenues, U.S. GAAP basis	6,145.6	6,117.4	5,314.1	5,160.3	4,734.4
Invesco Great Wall[1]	263.2	157.2	83.6	48.7	43.7
Revenue Adjustments:[2]					
Investment management fees	-779.8	-814.4	-817.9	-914.2	-840.1
Service and distribution fees	-986.1	-886.3	-629.7	-551.2	-547.6
Other	-181.7	-192.3	-160.6	-21.1	-19.5
Total revenue adjustments	-1,947.6	-1,893.0	-1,608.2	-1,486.5	-1,407.2
Assets of Consolidated Investment Products ("CIP")[3]	39.8	33.5	28.6	32.4	22.3
Net revenues	4,501.0	4,415.1	3,818.1	3,754.9	3,393.2

Reconciliation of operating income to adjusted operating income:

$ in millions	2020	2019	2018	2017	2016
Operating income, U.S. GAAP basis	920.4	808.2	1,204.9	1,279.1	1,152.4
Invesco Great Wall[1]	143.7	76.5	31.1	18.4	15.9
CIP[3]	62.0	61.6	44.8	42.9	51.0
Transaction, integration, and restructuring [4]	393.3	673.0	136.9	101.8	69.0
Compensation expense related to market valuation changes in deferred compensation plans[5]	39.8	36.5	-3.2	20.3	8.1
Other reconciling items[6]	105.3	—	-22.8	19.7	1.0
Adjusted operating income	1,664.5	1,655.8	1,391.7	1,482.2	1,297.4
Operating margin[7]	15.0%	13.2%	22.7%	24.8%	24.3%
Adjusted operating margin[8]	37.0%	37.5%	36.5%	39.5%	38.2%

Reconciliation of net income attributable to Invesco Ltd. to adjusted net income attributable to Invesco Ltd.:

$ in millions, except per share data	2020	2019	2018	2017	2016
Net income attributable to Invesco Ltd., U.S. GAAP basis	524.8	564.7	882.8	1,127.3	854.2
CIP[3]	-9.4	1.6	-8.8	-2.3	-3.0
Transaction, integration and restructuring, net of tax[4]	339.7	558.1	138.6	91.9	68.3
Deferred compensation plan market valuation changes and dividend income less compensation expense, net of tax[5]	-20.1	-7.9	15.4	-4.6	-2.5
Other reconciling items, net of tax[6]	57.9	7.5	-25.3	-106.4	7.1
Adjusted net income attributable to Invesco Ltd.	892.9	1,124.0	1,002.7	1,105.9	924.1
Average shares outstanding - diluted	462.5	440.5	412.5	409.9	415.0
Diluted EPS	$1.13	$1.28	$2.14	$2.75	$2.06
Adjusted diluted EPS[9]	$1.93	$2.55	$2.43	$2.70	$2.23

1 **Invesco Great Wall:** Prior to the third quarter of 2018, management reflected its interests in Invesco Great Wall on a proportional consolidation basis, which was consistent with the presentation of our share of the AUM from these investments. Given the company's influence on Invesco Great Wall, a change in regulation allowing increased foreign ownership, and reaching oral agreement in principle in the third quarter of 2018 to obtain a majority stake of the joint venture, the company began reporting 100% of the flows and AUM for Invesco Great Wall. Also beginning in the third quarter of 2018, the company's non-GAAP operating results reflect the economics of these holdings on a basis consistent with the underlying AUM and flows. Adjusted net income is reduced by the amount of earnings attributable to non-controlling interests.

2 **Revenue adjustments:** Management believes that adjustments to investment management fees, service and distribution fees and other revenues from operating revenues appropriately reflect these revenues as being passed through to external parties who perform functions on behalf of, and distribute, the company's managed funds. Further, these adjustments vary by geography due to the differences in distribution channels. The net revenue presentation assists in identifying the revenue contribution generated by the business, removing distortions caused by the differing distribution channel fees and allowing for a fair comparison with U.S. peer investment managers and within Invesco's own investment units. Additionally, management evaluates net revenue yield on AUM, which is equal to net revenues divided by average AUM during the reporting period. This financial measure is an indicator of the basis point net revenues we receive for each dollar of AUM we manage and is useful when evaluating the company's performance relative to industry competitors and within the company for capital allocation purposes.

   Investment management fees are adjusted by renewal commissions and certain administrative fees. Service and distribution fees are primarily adjusted by distribution fees passed through to broker dealers for certain share classes and pass through fund-related costs. Other is primarily adjusted by transaction fees passed through to third parties. While the terms used for these types of adjustments vary by geography, they are all costs that are driven by the value of AUM and the revenue earned by Invesco from AUM. Since the company has been deemed to be the principal in the third-party arrangements, the company must reflect these revenues and expenses gross under U.S. GAAP on the consolidated statements of income.

3 **CIP:** See Item 8, Financial Statements and Supplementary Data, Note 21, "Consolidated Investment Products," for a detailed analysis of the impact to the company's Consolidated Financial Statements from the consolidation of CIP. The reconciling items add back the management and performance fees earned by Invesco from the consolidated products and remove the revenues and expenses recorded by the consolidated products that have been included in the U.S. GAAP Consolidated Statements of Income.

   Management believes that the consolidation of investment products may impact a reader's analysis of our underlying results of operations and could result in investor confusion or the production of information about the company by analysts or external credit rating agencies that is not reflective of the underlying results of operations and financial condition of the company. Accordingly, management believes that it is appropriate to adjust operating revenues, operating income and net income for the impact of CIP in calculating the respective net revenues, adjusted operating income and adjusted net income.

.

CIP revenues:	Year ended December 31,				
$ in millions, except per share data	2020	2019	2018	2017	2016
Management fees earned from CIP, eliminated upon consolidation	39.8	33.5	28.6	25.5	20.8
Performance fees earned from CIP, eliminated upon consolidation	—	—	—	6.9	1.5
CIP related adjustments in arriving at net revenues	39.8	33.5	28.6	32.4	22.3

4 **Transaction, integration and restructuring related adjustments:** The transaction, integration and restructuring charges reflect legal, regulatory, advisory, valuation and other professional services or consulting fees, and travel costs related to a business combination transaction or restructuring initiatives related to changes in the scope of the business, or manner in which the business is conducted. Also included in these charges are severance-related expenses and any contract termination costs associated with these efforts. Additionally, these charges reflect the costs of temporary staff involved in executing the transaction or initiative, and the post-closing costs of amortizing acquired intangible assets and integrating an acquired business into the company's existing operations, including incremental costs associated with achieving synergy savings following a business combination or restructuring initiative.

   Management believes it is useful to investors and other users of our Consolidated Financial Statements to adjust for the transaction, integration and restructuring charges in arriving at adjusted operating income, adjusted operating margin and adjusted diluted EPS, as this will aid comparability of our results period to period, and aid comparability with peer companies that may not have similar acquisition and restructuring related charges. See "Results of Operations for the Year Ended December 31, 2020 compared to December 31, 2019 -- Transaction, Integration and Restructuring" for additional details.

5 **Market movement on deferred compensation plan liabilities:** Certain deferred compensation plan awards are linked to the appreciation (depreciation) of specified investments, typically managed by the company. Invesco hedges economically the exposure to market movements by holding these investments on its balance sheet and through total return swap financial instruments. U.S. GAAP requires the appreciation (depreciation) in the compensation liability to be expensed over the award vesting period in proportion to the vested amount of the award as part of compensation expense. The full value of the investment and financial instrument appreciation (depreciation) are immediately recorded below operating income in other gains and losses. This creates a timing difference between the recognition of the compensation expense and the investment gain or loss impacting net income attributable to Invesco Ltd. and diluted EPS which will reverse over the life of the award and net to zero at the end of the multi-year vesting period. During periods of high market volatility these timing differences impact compensation expense, operating income and operating margin in a manner which, over the life of the award, will ultimately be offset by gains and losses recorded below operating income on the Consolidated Statements of Income. The non-GAAP measures exclude the mismatch created by differing U.S. GAAP treatments of the market movement on the liability and the investments.

Since these plans are hedged economically, management believes it is useful to reflect the offset ultimately achieved from hedging the investment market exposure in the calculation of adjusted operating income (and by calculation, adjusted operating margin) and adjusted net income (and by calculation, adjusted diluted EPS), to produce results that will be more comparable period to period. The related fund shares or swaps will have been purchased on or around the date of grant, eliminating any ultimate cash impact from market movements that occur over the vesting period.

Additionally, dividend income from investments held to hedge economically deferred compensation plans is recorded as dividend income and as compensation expense on the company's Consolidated Statements of Income on the record dates. This dividend income is passed through to the employee participants in the plan and is not retained by the company. The non-GAAP measures exclude this dividend income and related compensation expense.

See below for a reconciliation of deferred compensation related items:

$ in millions	2020	2019	2018	2017	2016
Market movement on deferred compensation plan liabilities:					
Compensation expense related to market valuation changes in deferred compensation liability	39.8	36.5	-3.2	20.3	8.1
Adjustments to operating income	39.8	36.5	-3.2	20.3	8.1
Market valuation changes and dividend income from investments and instruments held related to deferred compensation plans in other income/(expense)	-65.8	-46.8	23.1	-27.6	-12.1
Taxation:					
Taxation on deferred compensation plan market valuation changes and dividend income less compensation expense	5.9	2.4	-4.5	2.7	1.5
Adjustments to net income attributable to Invesco Ltd.	-20.1	-7.9	15.4	-4.6	-2.5

6 **Other reconciling items:** Each of these other reconciling items has been adjusted from U.S. GAAP to arrive at the company's non-GAAP financial measures for the reasons either outlined in the paragraphs above, due to the unique character and magnitude of the reconciling item, or because the item represents a continuation of a reconciling item adjusted from U.S. GAAP in a prior period.

$ in millions	2020	2019	2018	2017	2016
Other non-GAAP adjustments:					
Fund rebalancing correction[a]	105.3	—		—	
Prior period impact of multi-year VAT tax recovery[b]	—	—	-22.8	—	—
Senior executive retirement and related costs[c]	—	—	—	19.7	—
Regulatory charge	—	—	—	—	1.0
Adjustments to operating income	105.3	—	-22.8	19.7	1.0
Foreign exchange hedge[d]	-1.2	0.9	-8.2	20.6	-14.2
Change in contingent consideration estimates[e]	-15.2	7.8	-0.9	-7.6	7.4
Foreign exchange gain related to business acquisitions[f]	—	—	—	-12.1	—
Other-than-temporary impairment[g]	—	—	—	—	17.8
Employee benefit plan termination[h]	—	—	—	—	-8.6
Taxation:					
Taxation on fund rebalancing correction[a]	-25.3	—	—	—	—
Taxation on foreign exchange hedge amortization[d]	0.3	-0.2	2.1	-7.8	5.0
Taxation on change in consideration estimates[e]	3.7	-1.0	0.2	2.9	-2.8
State tax uncertain tax position[i]	-9.0	—	—	12.2	—
Impact of tax rate changes[j]	-0.7	—	—	-130.7	—
Taxation on prior period impact of multi-year VAT tax recovery[b]	—	—	4.3	—	—
Taxation on senior executive retirement and related costs[c]	—	—	—	-5.9	—
Taxation on foreign exchange gain related to business acquisitions[f]	—	—	—	2.3	—
Taxation on employee benefit plan termination[h]	—	—	—	—	3.3
Taxation on regulatory-related charges	—	—	—	—	-1.8
Adjustments to net income attributable to Invesco Ltd.	57.9	7.5	-25.3	-106.4	7.1

a. The company recorded a charge of $105.3 million in the second quarter of 2020 due to a previously disclosed S&P 500 equal weight funds rebalancing correction. Due to the unique character and magnitude of this item, it has been adjusted from U.S. GAAP to arrive at the company's non-GAAP financial measures.

b. As a result of an increase in our recoverable VAT from applying additional regulatory guidance, a credit was recorded in the third quarter of 2018. The portion of the cumulative adjustment representing 2015 through 2017 has been removed for non-GAAP purposes..

c. Operating expenses for 2017 reflect the cost of multiple senior executive retirements. The costs incurred in one quarter was unprecedented and the company deemed it appropriate to adjust these costs from the U.S. GAAP total compensation in an effort to isolate and evaluate our level of compensation going forward. The result of this adjustment was $19.7 million related to accelerated vesting of deferred compensation and other separation costs.

d. Included within other gains and losses, net is the mark-to-market of foreign exchange put option contracts intended to provide protection against the impact of a significant decline in the Pound Sterling/U.S. Dollar and the Euro/U.S. Dollar foreign exchange rates. The Pound Sterling contracts provided coverage through June 30, 2020 and the Euro contracts provided coverage through December 27, 2017. The adjustment from U.S. GAAP to non-GAAP earnings removes the impact of market volatility; therefore, the company's non-GAAP results include only the amortization of the cost of the contracts during the contract period.

e. In 2019, the company made digital wealth acquisitions, which resulted in a contingent consideration liability. Adjustment to the fair value of the digital wealth acquisitions contingent consideration liability is a decrease of $6.2 million in 2020. In 2015, the company acquired investment management contracts from Deutsche Bank and the purchase price was solely comprised of contingent consideration payable in future periods. Remaining adjustments represents the change in the fair value of the Deutsche Bank contingent consideration liability.

f. Other gains and losses for 2017 includes a realized gain of $12.1 million related to revaluation of Euros held in the UK in anticipation of payment for the European ETF business acquisition.

g. Other-than-temporary impairment includes an impairment charge of $17.8 million in 2016 that is related to the acquisition of Invesco Asset Management (India) Private Limited.

h. Employee benefit plan termination: Operating expenses for 2016 include an incremental credit of $8.6 million related to an employee benefit plan termination.

i. The income tax provision for 2020 includes a tax benefit of $9.0 million resulting from the reversal of an accrual for uncertain tax positions which was originally recorded in the $12.2 million accrual for uncertain tax positions reflected in the income tax provision in 2017. Both the 2017 expense and the 2020 benefit have been removed from the company's non-GAAP results in the respective periods.

j. 2020 included both a non-cash income tax benefit of $4.3 million arising from the revaluation of certain intangible deferred tax liabilities due to tax rate changes partially offset by a non-cash income tax expense of $3.6 million arising from the revaluation of certain deferred tax liabilities due to the increase in the UK corporate tax rate. 2017 included a $130.7 million tax benefit due to the revaluation of deferred tax assets and liabilities to reflect the impacts of the 2017 Tax Cut and Jobs Act enacted in the United States.

7 Operating margin is equal to operating income divided by operating revenues.

8 Adjusted operating margin is equal to adjusted operating income divided by net revenues.

9 Adjusted diluted EPS is equal to adjusted net income attributable to Invesco Ltd. divided by the weighted average number of common and restricted shares outstanding. There is no difference between the calculated earnings per share amounts presented above and the calculated earnings per share amounts under the two class method.

Appendix B

Invesco Ltd. 2016 Global Equity Incentive Plan (As Amended And Restated June 15, 2021)

1. Purpose
The purpose of the Invesco Ltd. 2016 Global Equity Incentive Plan (the "Plan") is to give Invesco Ltd., a company organized under the laws of Bermuda (the "Company") a competitive advantage in attracting, retaining and motivating officers, employees, directors and/or consultants and to provide the Company and its Affiliates with a long-term incentive plan providing incentives directly linked to Shareholder value.

2. Effective Date and Term of Plan
The Plan was initially adopted by the Board on February 11, 2016 and was amended effective May 9, 2019. This amendment and restatement was adopted by the Board on February 18, 2021 and, pending shareholder approval, is effective as of June 15, 2021 (the "Effective Date"). Awards may be granted under the Plan until the date that is ten years after the Effective Date, unless the Plan is discontinued earlier pursuant to Section 14.

3. Types of Awards
Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units and Other Stock-Based Awards may be granted under the Plan.

4. Definitions
Except as otherwise specifically provided in an Award Agreement, each capitalized word, term or phrase used in the Plan shall have the meaning set forth in this Section 4 or, if not defined in this Section, the first place that it appears in the Plan.

"**Affiliate**" means a corporation or other entity controlled by, controlling or under common control with, the Company; provided, however, that solely for purposes of determining whether a Participant has a Termination of Service that is a "separation from service" within the meaning of Section 409A of the Code, an "Affiliate" of a corporation or other entity means all other entities with which such corporation or other entity would be considered a single employer under Sections 414(b) or 414(c) of the Code.

"**Applicable Exchange**" means the New York Stock Exchange or such other securities exchange as may at the applicable time be the principal market for the Shares.

"**Award**" means an Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit or Other Stock-Based Award granted pursuant to the terms of the Plan.

"**Award Agreement**" means a written document or agreement setting forth the terms and conditions of a specific Award and any addendum thereto.

"**Beneficiary**" means the person(s) or trust(s) entitled by will or the laws of descent and distribution to receive any amounts payable or exercise any applicable rights under the Participant's Awards after the Participant's death.

"**Board**" means the Board of Directors of the Company.

"**Cause**" means, with respect to a Participant, (i) if such Participant is a party to an Individual Agreement at the time of the Termination of Service that defines such term (or word(s) of similar meaning), the meaning given in such Individual Agreement or (ii) if there is no such Individual Agreement or if it does not define Cause (or word(s) of similar meaning): (A) the Participant's plea of guilty or nolo contendere to, or conviction of, (1) a felony (or its equivalent in a non-United States jurisdiction) or (2) other conduct of a criminal nature that has or is likely to have a material adverse effect on the reputation or standing in the community of the Company or any of its Affiliates, as determined by the Committee in its sole discretion, or that legally prohibits the Participant from working for the Company or any of its Affiliates; (B) a breach by the Participant of a regulatory rule that adversely affects the Participant's ability to perform the Participant's employment duties to the Company or any of its Affiliates in any material respect; (C) the Participant's failure, in each case in any material respect, to (1) perform the Participant's employment duties, (2) comply with the applicable policies of the Company or any of its Affiliates, (3) follow reasonable directions received from the Company or any of its Affiliates or (4) comply with covenants contained in any Individual Agreement or Award Agreement to which the Participant is a party; or (D) with respect to Participants employed outside of the United States, such other definition as may be codified under local laws, rules and regulations. With respect to a Participant's termination of directorship, "Cause" shall include only an act or failure to act that constitutes cause for removal of a director under the Company's Bye-Laws.

"**Change in Control**" means any of the following events:

(i) the acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of twenty-five percent (25%) or more of either (A) the then outstanding shares of the Company (the "Outstanding Company Shares") or (B) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities"); provided, however, that for purposes of this subsection (i), the following acquisitions shall not constitute a Change in Control: (1) any acquisition directly from the Company; (2) any acquisition by the Company; (3) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company; or (4) any acquisition pursuant to a transaction which complies with clauses (A), (B) and (C) of subsection (iii) below; or

(ii) during any period of twelve (12) consecutive months, individuals who, as of January 1, 2021 constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to January 1, 2021 whose election, or nomination for election by the Company's Shareholders, was approved by a vote of at least two-thirds (2/3) of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; or

(iii) consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company or the acquisition of assets of another entity (each, a "Corporate Transaction"), in each case, unless, following such Corporate Transaction, (A) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Company Shares and Outstanding Company Voting Securities immediately prior to such Corporate Transaction beneficially own, directly or indirectly, more than fifty percent (50%) of, respectively, the then outstanding shares and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation or other entity resulting from such Corporate Transaction (including, without limitation, a corporation which as a result of such transaction owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Corporate Transaction of the Outstanding Company Shares and Outstanding Company Voting Securities, as the case may be, (B) no Person (excluding any employee benefit plan or related trust of the Company or of such corporation resulting from such Corporate Transaction) beneficially owns, directly or indirectly, twenty-five percent (25%) or more of, respectively, the then outstanding shares of the corporation resulting from such Corporate Transaction or the combined voting power of the then outstanding voting securities of such corporation except to the extent that such ownership existed prior to the Corporate Transaction and (C) at least a majority of the members of the board of directors of the corporation (or other governing board of a non-corporate entity) resulting from such Corporate Transaction were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Corporate Transaction; or

(iv) approval by the Shareholders of the Company of a complete liquidation or dissolution of the Company.

Notwithstanding the foregoing, an event described above shall be a Change in Control with respect to an Award that constitutes a "nonqualified deferred compensation plan" within the meaning of Section 409A of the Code only if such event is also a change in the ownership or effective control of the Company or a change in the ownership of a substantial portion of the assets of the Company within the meaning of Section 409A of the Code to the extent necessary to avoid the imposition of any tax or interest or the inclusion of any amount in income thereunder.

"**Code**" means the Internal Revenue Code of 1986, as amended from time to time, and any successor thereto, the Treasury Regulations thereunder and other relevant interpretive guidance issued by the Internal Revenue Service or the Treasury Department. Reference to any specific section of the Code shall be deemed to include such regulations and guidance, as well as any successor section, regulations and guidance.

"**Committee**" means the Compensation Committee of the Board or such other committee or subcommittee of the Board as may be appointed by the Board to act as the Committee under the Plan. If at any time there is no such Compensation Committee or other committee or subcommittee appointed by the Board, the Board shall be the Committee. The Committee shall consist of two or more directors, each of whom is intended to be, to the extent required by Rule 16b-3 of the Exchange Act, a "non-employee director" as defined in Rule 16b-3 of the Exchange Act and, to the extent required by Section 162(m) of the Code, an "outside director" as defined under Section 162(m) of the Code. Any member of the Committee who does not meet the foregoing requirements shall abstain from any decision regarding an Award and shall not be considered a member of the Committee to the extent required to comply with Rule 16b-3 of the Exchange Act or Section 162(m) of the Code.

"**Disability**" means, with respect to a Participant, (i) a "disability" (or words of similar meaning) as defined in any Individual Agreement to which the Participant is a party or (ii) if there is no such Individual Agreement or it does not define "disability" (or words of similar meaning): (A) a permanent and total disability as determined under the long-term disability plan applicable to the Participant; (B) if there is no such plan applicable to the Participant, "Disability" as determined by the Committee in its sole discretion; or (C) with respect to Participants employed outside the United States, such other definition as may be codified under local laws, rules and regulations. The Committee may require such medical or other evidence as it deems necessary to judge the nature and permanency of the Participant's condition. Notwithstanding the foregoing, with respect to an Incentive Stock Option, "Disability" shall mean a "Permanent and Total Disability" as defined in Section 22(e)(3) of the Code and, with respect to any Award that constitutes a "nonqualified deferred compensation plan" within the meaning of Section 409A of the Code, "Disability" shall mean a "disability" as defined under Section 409A of the Code to the extent necessary to avoid the imposition of any tax or interest or the inclusion of any amount in income thereunder.

"**Disaffiliation**" means an Affiliate's or business division's ceasing to be an Affiliate or business division for any reason (including, without limitation, as a result of a public offering, or a spinoff or sale by the Company, of the stock of the Affiliate or a sale of a business division of the Company).

"**Eligible Individuals**" means non-employee directors, officers, employees and consultants of the Company or any of its Affiliates, and prospective officers, employees and consultants who have accepted offers of employment or consultancy from the Company or any of its Affiliates.

"**Exchange Act**" means the Securities Exchange Act of 1934, as amended from time to time, and any successor thereto. Reference to any specific section of the Exchange Act shall be deemed to include such regulations and guidance issued thereunder, as well as any successor section, regulations and guidance.

"**Fair Market Value**" means, unless otherwise determined by the Committee, the closing price of a Share on the Applicable Exchange on the date of measurement or, if Shares are not traded on the Applicable Exchange on such measurement date, then on the next preceding date on which Shares are traded, all as reported by such source as the Committee may select. If the Shares are not listed on a national securities exchange, Fair Market Value shall be determined by the Committee in its good faith discretion.

"**Good Reason**" means, with respect to a Participant, during the 24-month period following a Change in Control, actions taken by the Company or any of its Affiliates resulting in a material negative change in the employment relationship of the Participant who is an officer or an employee including, without limitation:

(i)   the assignment to the Participant of duties materially inconsistent with the Participant's position (including status, titles and reporting requirements), authority, duties or responsibilities, or a material diminution in such position, authority, duties or responsibilities, in each case from those in effect immediately prior to the Change in Control;

(ii) a material reduction of the Participant's aggregate annual compensation, including, without limitation, base salary and annual bonus opportunity, from that in effect immediately prior to the Change in Control;

(iii) a change in the Participant's principal place of employment that increases the Participant's commute by 40 or more miles or materially increases the time of the Participant's commute as compared to the Participant's commute immediately prior to the Change in Control; or

(iv) any other action or inaction that constitutes a material breach by the Company or an Affiliate of any Individual Agreement.

In order to invoke a Termination of Service for Good Reason, a Participant must provide written notice to the Company or Affiliate with respect to which the Participant is employed or providing services of the existence of one or more of the conditions constituting Good Reason within ninety (90) days following the Participant's knowledge of the initial existence of such condition or conditions, specifying in reasonable detail the conditions constituting Good Reason, and the Company shall have thirty (30) days following receipt of such written notice (the "Cure Period") during which it may remedy the condition. In the event that the Company or Affiliate fails to remedy the condition constituting Good Reason during the applicable Cure Period, the Participant's Termination of Service must occur, if at all, within ninety (90) days following such Cure Period in order for such termination as a result of such condition to constitute a Termination of Service for Good Reason.

"**Grant Date**" means (i) the date on which the Committee by resolution selects an Eligible Individual to receive a grant of an Award, establishes the number of Shares to be subject to such Award and, in the case of an Option or Stock Appreciation Right, establishes the exercise price of such Award or (ii) such later date as the Committee shall provide in such resolution.

"**Incentive Stock option**" means any Option that is designated in the applicable Award Agreement as an "incentive stock option" within the meaning of Section 422 of the Code and otherwise meets the requirements to be an "incentive stock option" set forth in Section 422 of the Code.

"**Individual Agreement**" means a written employment, consulting or similar agreement between a Participant and the Company or one of its Affiliates.

"**ISO Eligible Employees**" means an employee of the Company, any subsidiary corporation (within the meaning of Section 424(f) of the Code) or parent corporation (within the meaning of Section 424(e) of the Code).

"**Nonqualified Option**" means any Option that is not an Incentive Stock Option.

"**Option**" means an Incentive Stock Option or Nonqualified Option granted under Section 8.

"**Other Stock-Based Award**" means an Award of Shares or any other Award that is valued in whole or in part by reference to, or is otherwise based upon, Shares, including (without limitation) unrestricted stock, dividend equivalents and convertible debentures, granted under Section 11.

"**Participant**" means an Eligible Individual to whom an Award is or has been granted and who has accepted the terms and conditions of the Plan as set forth in Section 5(f) hereof.

"**Performance Goals**" means the performance goals established by the Committee in connection with the grant of Awards. In the case of Qualified Performance-Based Awards, (i) such goals shall be based on the attainment of specified levels of one or more of the following objective measures with regard to the Company (or an Affiliate, business division or other operational unit of the Company): operating revenues, annual revenues, net revenues, clients' assets under management ("AUM"), gross sales, net sales, net asset flows, revenue weighted net asset flows, cross selling of investment products across regions and distribution channels, investment performance by account or weighted by AUM (relative and absolute performance), investment performance ratings as measured by recognized third parties, risk adjusted investment performance (information ratio, Sharpe ratio), expense efficiency ratios, expense management, operating margin, adjusted operating margin, net revenue yield on AUM, client redemption rates and new account wins and size of pipeline, market share, customer service measures or indices, success of new product launches as measured by revenues, asset flows, AUM and investment performance, profit margin, operating profit margin, earnings (including earnings before taxes, earnings before interest and taxes or earnings before interest, taxes, depreciation and amortization), earnings per share, adjusted earnings per share, diluted earnings per share, adjusted diluted earnings per share, earnings per share growth, adjusted earnings per share growth, diluted earnings per share growth, adjusted diluted earnings per share growth, operating income (including pre-cash bonus operating income or pre-incentive operating income), adjusted operating income (including pre-cash bonus adjusted operating income or pre-incentive adjusted operating income), cash bonus expense, incentive expense, pre- or after-tax income, net income, adjusted net income, free cash flow (operating cash flow less capital expenditures), cash flow per share, return on equity (or return on equity adjusted for goodwill), return on capital (including return on total capital or return on invested capital), return on investment, stock price appreciation, total shareholder return (measured in terms of stock price appreciation and dividend growth), cost control, business expansion or consolidation, diversification of AUM by investment objectives, growth in global position (AUM domiciled outside of United States), diversified distribution channels, successful integration of acquisitions, market value of a business or group based on independent third-party valuation) or change in working capital, and (ii) such Performance Goals shall be set by the Committee within the time period prescribed by Section 162(m) of the Code.

"**Performance Period**" means that period established by the Committee during which any Performance Goals specified by the Committee with respect to such Award are to be measured.

"**Qualified Performance-Based Award**" means an Award intended to qualify for the Section 162(m) Exemption, as provided in Section 13.

"**Restricted Stock**" means an Award granted under Section 9.

"**Restricted Stock Unit**" means an Award granted under Section 10.

"**Restriction Period**" means, with respect to Restricted Stock and Restricted Stock Units, the period commencing on the date of such Award to which vesting restrictions apply and ending upon the expiration of the applicable vesting conditions and/or the achievement of the applicable Performance Goals (it being understood that the Committee may provide that restrictions shall lapse with respect to portions of the applicable Award during the Restriction Period).

"**Section 162(m) Exemption**" means the exemption from the limitation on deductibility imposed by Section 162(m) of the Code that is set forth in Section 162(m)(4)(C) of the Code.

"**Share**" or "**Shares**" means common shares, par value $0.20 each, of the Company or such other equity securities that may become subject to an Award.

"**Shareholder**" has the same meaning as the term "Member" in the Companies Act 1981 of Bermuda.

"**Stock Appreciation Right**" means an Award granted under Section 8(b).

"**Term**" means the maximum period during which an Option, Stock Appreciation Right or, if applicable, Other Stock-Based Award may remain outstanding as specified in the applicable Award Agreement.

"**Termination of Service**" means the termination of the Participant's employment or consultancy with, or performance of services (including as a director) for, the Company and any of its Affiliates or, in the case of a director, when a director no longer holds office as a director of the Company. For Participants employed outside the United States, the date on which such Participant incurs a Termination of Service shall be the earlier of (i) the last day of the Participant's active service with the Company and its Affiliates or (ii) the last day on which the Participant is considered an employee of the Company and its Affiliates, as determined in each case without including any required advance notice period and irrespective of the status of the termination under local labor or employment laws. Temporary absences from employment because of illness, vacation or leave of absence and transfers among the Company and its Affiliates shall not be considered Terminations of Service. With respect to any Award that constitutes a "nonqualified deferred compensation plan" within the meaning of Section 409A of the Code, "Termination of Service" shall mean a "separation from service" as defined under Section 409A of the Code to the extent required by Section 409A of the Code to avoid the imposition of any tax or interest or the inclusion of any amount in income thereunder. A Participant has a separation from service within the meaning of Section 409A of the Code if the Participant terminates employment with the Company and all Affiliates for any reason. A Participant will generally be treated as having terminated employment with the Company and all Affiliates as of a certain date if the Participant and the Company or Affiliate that employs the Participant reasonably anticipate that the Participant will perform no further services for the Company or any Affiliate after such date or that the level of bona fide services that the Participant will perform after such date (whether as an employee or an independent contractor) will permanently decrease to no more than 20 percent of the average level of bona fide services performed (whether as an employee or an independent contractor) over the immediately preceding 36-month period (or the full period of services if the Participant has been providing services for fewer than 36 months); provided, however, that the employment relationship is treated as continuing while the Participant is on military leave, sick leave or other bona fide leave of absence if the period of leave does not exceed six months or, if longer, so long as the Participant retains the right to reemployment with the Company or any Affiliate.

5. **Administration**
(a) **Committee.** The Plan shall be administered by the Committee. The Committee shall, subject to Section 13, have plenary authority to grant Awards pursuant to the terms of the Plan to Eligible Individuals. Among other things, the Committee in its sole discretion shall have the authority, subject to the terms and conditions of the Plan:
  (i)   to select the Eligible Individuals to whom Awards may from time to time be granted;

  (ii) to determine whether and to what extent Awards are to be granted hereunder;

  (iii) to determine the number of Shares to be covered by each Award granted hereunder;

  (iv) to determine the terms and conditions of each Award granted hereunder, based on such factors as the Committee shall determine, and to approve the form of Award Agreement and any related addendum;

  (v) to adopt sub-plans and special provisions applicable to Awards granted to Participants employed outside of the United States, which sub-plans and special provisions may take precedence over other provisions of the Plan, and to approve the form of Award Agreement and any related addendum as may be applicable to such Awards;

  (vi) subject to Sections 6(e), 8(e), 13 and 14, to modify, amend or adjust the terms and conditions of any Award;

  (vii) to adopt, alter and repeal such administrative rules, guidelines and practices governing the Plan as it shall from time to time deem advisable;

  (viii) to interpret the terms and provisions of the Plan and any Award issued under the Plan (and any Award Agreement relating thereto);

  (ix) subject to Section 13, to accelerate the vesting or lapse of restrictions of any outstanding Award, based in each case on such considerations as the Committee determines;

  (x) to decide all other matters to be determined in connection with an Award;

(xi) to determine whether, to what extent and under what circumstances cash, Shares and other property and other amounts payable with respect to an Award under the Plan shall be deferred either automatically or at the election of the Participant;

(xii) to establish any "blackout" period that the Committee deems necessary or advisable; and

(xiii) to otherwise administer the Plan.

(b) **Delegation of Authority.** To the extent permitted under applicable law and Section 13, the Committee may delegate any of its authority to administer the Plan to any person or persons selected by the Committee, including one or more members of the Committee, and such person or persons shall be deemed to be the Committee with respect to, and to the extent of, its or their authority.

(c) **Procedures.**

(i) The Committee may act by a majority of its members and, except to the extent prohibited by applicable law or the listing standards of the Applicable Exchange and subject to Section 13, through any person or persons to whom it has delegated its authority pursuant to Section 5(b).

(ii) Any authority granted to the Committee may also be exercised by the independent directors of the full Board. To the extent that any permitted action taken by the Board conflicts with action taken by the Committee, the Board action shall control.

(d) **Discretion of Committee and Binding Effect.** Any determination made by the Committee or an appropriately delegated person or persons with respect to the Plan or any Award shall be made in the sole discretion of the Committee or such delegate, including, without limitation, any determination involving the appropriateness or equitableness of any action, unless in contravention of any express term of the Plan. All decisions made by the Committee or any appropriately delegated person or persons shall be final and binding on all persons, including the Company, Participants and Eligible Individuals. Notwithstanding the foregoing, following a Change in Control, any determination by the Committee as to whether "Cause" or "Good Reason" exists shall be subject to de novo review.

(e) **Cancellation or Suspension.** Notwithstanding any other terms of the Plan (other than Section 8(e)), an Award Agreement or an Award, the Committee or an appropriately delegated person or persons, in its or their sole discretion, shall have full power and authority to determine whether, to what extent and under what circumstances any Award or any portion thereof shall be cancelled or suspended and may cancel or suspend any Award or any portion thereof. Without in any way limiting the generality of the preceding sentence, the following are examples, without limitation, of when all or any portion of an outstanding Award to any Participant may be canceled or suspended: (1) in the sole discretion of the Committee or any appropriately delegated person or persons, a Participant materially breaches (A) any duties of Participant's employment (whether express or implied), including without limitation Participant's duties of fidelity, good faith and exclusive service, (B) any general terms and conditions of Participant's employment such as an employee handbook or guidelines, (C) any policies and procedures of the Company or any of its Affiliates applicable to the Participant, or (D) any other agreement regarding Participant's employment with the Company or any of its Affiliates, or (2) without the prior written explicit consent of the Committee or any appropriately delegated person or persons (which consent may be granted or denied in the sole discretion of the Committee or such person or persons), a Participant, while employed by, or providing services to, the Company or any of its Affiliates, becomes associated with, employed by, renders services to, or owns any interest in (other than any nonsubstantial interest, as determined by the Committee or any appropriately delegated person or persons in its or their sole discretion), any business that is in competition with the Company or any of its Affiliates or with any business in which the Company or any of its Affiliates has a substantial interest, as determined by the Committee or any appropriately delegated person or persons in its or their sole discretion.

(f) **Award Agreements.** The terms and conditions of each Award, as determined by the Committee, shall be set forth in a written (including electronic) Award Agreement, which shall be delivered to the Participant receiving such Award upon, or as promptly as is reasonably practicable following, the grant of such Award. Except (i) as otherwise specified by the Committee, in its sole discretion, (ii) as otherwise provided in the Award Agreement, or (iii) in the case of non-executive directors who may not be required to sign or accept an Award, an Award shall not be effective unless the Award Agreement is signed or otherwise accepted by the Participant receiving the Award (including by electronic signature or acceptance). The Committee, in its sole discretion, may deliver any documents related to an Award or Award Agreement by electronic means. Award Agreements may be amended only in accordance with Section 14.

6. Shares Subject to Plan

(a) **Plan Maximums.** Subject to adjustment as described in Section 6(e), the maximum number of Shares that may be issued pursuant to Awards under the Plan shall be 16,000,000.

(b) **Individual and Award Limits.** Subject to adjustment as described in Section 6(e),

(i) no Participant shall be granted Qualified Performance Based-Awards covering more than 2,000,000 Shares during any calendar year;

(ii) the maximum number of Shares that may be issued pursuant to Options intended to be Incentive Stock Options shall be 6,000,000 Shares; and

(c) **Source of Shares**. Shares subject to Awards under the Plan may be authorized but unissued Shares, Shares held by the Company as treasury shares or, if required by local law, Shares delivered from a trust established pursuant to applicable law.

(d) **Rules for Calculating Shares Issued; No "Share recycling" for Options or Stock Appreciation Rights.** Shares that are subject to Awards granted under the Plan shall be deemed not to have been issued for purposes of the Plan maximums set forth in Section 6(a) and 6(b)(ii) to the extent that:

(i) the Award is forfeited or canceled, or the Award terminates, expires or lapses for any reason without Shares having been delivered;

(ii) the Award is settled in cash; or

(iii) the Shares are withheld by the Company to satisfy all or part of any tax withholding obligation related to an Award of Restricted Stock or an Award of a Restricted Stock Unit.

Shares that are tendered or withheld by the Company in payment of the exercise price of Options or Stock Appreciation Rights or to satisfy all or part of any tax withholding obligation related to such an Option or Stock Appreciation Right shall be counted as Shares that were issued. For the avoidance of doubt, Shares subject to an Option or a Stock Appreciation Right issued under the Plan that are not issued in connection with the stock settlement of that Option or Stock Appreciation Right upon its exercise shall not again become available for Awards or increase the number of Shares available for grant.

(e) **Adjustment Provision.**

(i) In the event of a merger, consolidation, stock rights offering, liquidation, or similar event affecting the Company or any of its Affiliates (each, a "Corporate Event") or a stock dividend, stock split, reverse stock split, separation, spinoff, Disaffiliation, reorganization, extraordinary dividend of cash or other property, share combination, or recapitalization or similar event affecting the capital structure of the Company (each, a "Share Change"), the Committee or the Board shall make such equitable and appropriate substitutions or adjustments to (A) the aggregate number and kind of Shares or other securities reserved for issuance and delivery under the Plan, (B) the various maximum limitations set forth in Sections 6(a) and 6(b) upon certain types of Awards and upon the grants to individuals of certain types of Awards, (C) the number and kind of Shares or other securities subject to outstanding Awards and (D) the exercise price of outstanding Awards.

(ii) In the case of Corporate Events, such adjustments may include, without limitation, (A) the cancellation of outstanding Awards in exchange for payments of cash, securities or other property or a combination thereof having an aggregate value equal to the value of such Awards, as determined by the Committee or the Board in its sole discretion (it being understood that in the case of a Corporate Event with respect to which Shareholders receive consideration other than publicly traded equity securities of the ultimate surviving entity, any such determination by the Committee that the value of an Option or Stock Appreciation Right shall for this purpose be deemed to equal the excess, if any, of the value of the consideration being paid for each Share pursuant to such Corporate Event over the exercise price of such Option or Stock Appreciation Right shall conclusively be deemed valid), and (B) the substitution of securities or other property (including, without limitation, cash or other securities of the Company and securities of entities other than the Company) for the Shares subject to outstanding Awards.

(iii) In connection with any Disaffiliation, separation, spinoff, or other similar event, the Committee or the Board may arrange for the assumption of Awards, or replacement of Awards with new awards based on securities or other property (including, without limitation, other securities of the Company and securities of entities other than the Company), by the affected Affiliate or business division or by the entity that controls such Affiliate or business division following such event (as well as any corresponding adjustments to Awards that remain based upon Company securities). Such replacement with new awards may include revision of award terms reflective of circumstances associated with the Disaffiliation, separation, spinoff or other similar event.

(iv) The Committee may, in its discretion, adjust the Performance Goals applicable to any Awards to reflect any unusual or non-recurring events and other extraordinary items, impact of charges for restructurings, discontinued operations and the cumulative effects of accounting or tax changes, each as defined by generally accepted accounting principles or as identified in the Company's financial statements, notes to the financial statements, management's discussion and analysis or other Company filings with the Securities and Exchange Commission; provided, however, that no such modification shall be made if the effect would be to cause an Award that is intended to be a Qualified Performance-Based Award to no longer constitute a Qualified Performance-Based Award. If the Committee determines that a change in the business, operations, corporate structure or capital structure of the Company or the applicable Affiliate, business division or other operational unit of, or the manner in which any of the foregoing conducts its business, or other events or circumstances render the Performance Goals to be unsuitable, the Committee may modify such Performance Goals or the related minimum acceptable level of achievement, in whole or in part, as the Committee deems appropriate and equitable; provided, however, that no such modification shall be made if the effect would be to cause an Award that is intended to be a Qualified Performance-Based Award to no longer constitute a Qualified Performance-Based Award.

(f) **Section 409A.** Notwithstanding the foregoing: (i) any adjustments made pursuant to Section 6(e) to Awards that are considered "deferred compensation" within the meaning of Section 409A of the Code shall be made in compliance with the requirements of Section 409A of the Code; (ii) any adjustments made pursuant to Section 6(e) to Awards that are not considered "deferred compensation" subject to Section 409A of the Code shall be made in such a manner as to ensure that after such adjustment, the Awards either (A) continue not to be subject to Section 409A of the Code or (B) comply with the requirements of Section 409A of the Code; and (iii) in any event, neither the Committee nor the Board shall have the authority to make any adjustments pursuant to Section 6(e) to the extent the existence of such authority would cause an Award that is not intended to be subject to Section 409A of the Code at the Grant Date to be subject thereto.

7. Eligibility and Participation

Awards may be granted under the Plan to Eligible Individuals; provided, however, that Incentive Stock Options may be granted only to ISO Eligible Employees.

8. Options and Stock Appreciation Rights

(a) **Options.** An Option is a right to purchase a specified number of Shares at a specified price that continues for a stated period of time. Options granted under the Plan may be Incentive Stock Options or Nonqualified Options. The Award Agreement for an Option shall indicate whether the Option is intended to be an Incentive Stock Option or a Nonqualified Option.

(b) **Stock Appreciation Rights.** A Stock Appreciation Right is a right to receive upon exercise of the Stock Appreciation Right an amount in cash, Shares or both, in value equal to the product of (i) the excess of the Fair Market Value of one Share over the exercise price per Share subject to the applicable Stock Appreciation Right, multiplied by (ii) the number of Shares in respect of which the Stock Appreciation Right has been exercised. The applicable Award Agreement shall specify whether such payment is to be made in cash or Shares or both or shall reserve to the Committee or the Participant the right to make that determination prior to or upon the exercise of the Stock Appreciation Right.

(c) **Award Agreement.** Each grant of an Option and Stock Appreciation Right shall be evidenced by an Award Agreement that shall specify the Grant Date, the exercise price, the term, vesting schedule, and such other provisions as the Committee shall determine.

(d) **Exercise Price; Not Less Than Fair Market Value.** The exercise price per Share subject to an Option or Stock Appreciation Right shall be determined by the Committee and set forth in the applicable Award Agreement, and shall not be less than the Fair Market Value of a Share on the Grant Date, except as provided under Section 6(e) or with respect to Options or Stock Appreciation Rights that are granted in substitution of similar types of awards of a company acquired by the Company or an Affiliate or with which the Company or an Affiliate combines (whether in connection with a corporate transaction, such as a merger, combination, consolidation or acquisition of property or stock, or otherwise) to preserve the intrinsic value of such awards.

(e) **Prohibition on Repricing; No Cash Buyouts.** Except as provided in Section 6(e) relating to adjustments due to certain corporate events, the exercise price of outstanding Options or Stock Appreciation Rights may not be amended to reduce the exercise price of such Options or Stock Appreciation Rights, nor may outstanding Options or Stock Appreciation Rights be canceled in exchange for (i) cash, (ii) Options or Stock Appreciation Rights with an exercise price that is less than the exercise price of the original outstanding Options or Stock Appreciation Rights or (iii) other Awards, unless in each case such action is approved by the Company's Shareholders.

(f) **Prohibition on Reloads.** Options or Stock Appreciation Rights shall not be granted under the Plan that contain a reload or replenishment feature pursuant to which a new Option or Stock Appreciation Right would be granted upon receipt or delivery of Shares to the Company in payment of the exercise price or any tax withholding obligation under any other stock option, stock appreciation right or other Award.

(g) **Term.** The term of an Option or Stock Appreciation Right granted under the Plan shall be determined by the Committee, in its sole discretion; provided, however, that such term shall not exceed 10 years.

(h) **Accelerated Expiration Date.** Unless the Committee specifies otherwise in the applicable Award Agreement, an Option or Stock Appreciation Right granted under the Plan will expire upon the earliest to occur of the following:
  (i) The original expiration date of the Option or Stock Appreciation Right;

  (ii) **Death.** The one-year anniversary of the Participant's death;

  (iii) **Disability.** The one-year anniversary of the Participant's termination of employment with the Company and all Related Companies due to Disability;

(iv) **Termination of Employment.** The date of the Participant's termination of employment with the Company and all Related Companies for any reason other than death or Disability. Provided, however, that if the Participant is terminated by the Company other than for Cause or unsatisfactory performance, then 60 days following the Participant's termination of employment.

(i) **Vesting.**

(i) Generally. Options and Stock Appreciation Rights shall have a vesting period of not less than one year from the date of grant except with respect to the death, Disability, involuntary termination (other than for Cause or unsatisfactory performance) of a Participant, the occurrence of a Change of Control as outlined in Section 12 of this Plan, or as may be required or otherwise be deemed advisable by the Committee in connection with an Award granted through the assumption of, or substitution for, outstanding awards previously granted by a company acquired by the Company or any Affiliate or with which the Company or any Affiliate combines.

(j) **Method of Exercise and Payment.**

(i) Generally. Subject to the provisions of this Section 8 and the terms of the applicable Award Agreement, Options and Stock Appreciation Rights may be exercised, in whole or in part, by giving written (including electronic) notice of exercise specifying the number of Shares as to which such Options or Stock Appreciation Rights are being exercised and paying, or making arrangements satisfactory to the Company for the payment of, all applicable taxes pursuant to Section 16(d).

(ii) In the case of the exercise of an Option, such notice shall be accompanied by payment in full of the exercise price by (i) certified or bank check (ii) delivery of unrestricted Shares of the same class as the Shares subject to the Option already owned by the Participant (based on the Fair Market Value of the Shares on the date the Option is exercised), provided that the Shares have been held by the Participant for such period as may established by the Committee to comply with applicable law or (iii) such other method as the Committee shall permit in its sole discretion (including a broker-assisted cashless exercise or netting of Shares).

(k) **No Shareholder Rights.** A Participant shall have no right to dividends or any other rights as a Shareholder with respect to Shares subject to an Option or Stock Appreciation Right until such Shares are issued to the Participant pursuant to the terms of the Award Agreement.

9. Restricted Stock

(a) **Nature of Awards and Certificates.** Shares of Restricted Stock are actual Shares that are issued to a Participant subject to forfeiture under certain circumstances and shall be evidenced in such manner as the Committee may deem appropriate, including book-entry registration.

(b) **Award Agreement.** Each grant of Restricted Stock shall be evidenced by an Award Agreement that shall specify the Grant Date, the period of restriction, the number of shares of Restricted Stock, vesting schedule, and such other provisions as the Committee shall determine. The Committee may, prior to or at the time of grant, condition the grant or vesting of an Award of Restricted Stock upon (A) the continued service of the Participant, (B) the attainment of Performance Goals or (C) the attainment of Performance Goals and the continued service of the Participant. In the event that the Committee conditions the grant or vesting of an Award of Restricted Stock upon the attainment of Performance Goals or the attainment of Performance Goals and the continued service of the Participant, the Committee may, prior to or at the time of grant, designate an Award of Restricted Stock as a Qualified Performance-Based Award. The conditions for grant or vesting and the other provisions of Restricted Stock Awards (including, without limitation, any applicable Performance Goals) need not be the same with respect to each Participant.

(c) **Vesting.**

(i) Generally. Shares of Restricted Stock shall have a vesting period of not less than one year from the date of grant except with respect to the death, Disability, involuntary termination (other than for Cause or unsatisfactory performance) of a Participant, the occurrence of a Change of Control as outlined in Section 12 of this Plan, or as may be required or otherwise be deemed advisable by the Committee in connection with an Award granted through the assumption of, or substitution for, outstanding awards previously granted by a company acquired by the Company or any Affiliate or with which the Company or any Affiliate combines. The Committee shall, prior to or at the time of grant, condition the grant or vesting of an Award of Restricted Stock upon such terms as outlined in the Award Agreement.

For purposes of an Award to a Non-Executive Director that is granted as of the date of the annual general meeting of shareholders, a vesting period shall be deemed to one year if it runs from the date of one annual general meeting of shareholders to the next annual general meeting of shareholders provided that such next meetings are at least 50 weeks apart.

(ii) Accelerated Vesting. Unless the Committee specifies otherwise in the applicable Award Agreement, in the event of the death, Disability or involuntary termination (other than for Cause or unsatisfactory performance) of a Participant, a Change of Control as outlined in Section 12 of this Plan, or special circumstances determined by the Committee, an Award of Restricted Stock shall vest as of the termination of employment.

(d) **Restricted Shares Non-Transferrable.** Subject to the provisions of the Plan and the applicable Award Agreement, during the Restriction Period, the Participant shall not be permitted to sell, assign, transfer, pledge or otherwise encumber Shares of Restricted Stock.

(e) **Rights of a Shareholder**. Except as otherwise provided in this Section 9 or in the applicable Award Agreement, the Participant shall have, with respect to the Shares of Restricted Stock, all of the rights of a Shareholder of the Company holding the class or series of Shares that is the subject of the Restricted Stock, including, if applicable, voting and dividend rights.

(f) **Dividends.** Except as otherwise provided in the applicable Award Agreement, cash dividends with respect to the Restricted Stock will be currently paid to the Participant and, subject to Section 16(e) of the Plan, dividends payable in Shares shall be paid in the form of Restricted Stock of the same class as the Shares with which such dividend was paid, held subject to the vesting of the underlying Restricted Stock; provided, however, that no dividends shall be paid with respect to Restricted Stock that is designated as a Qualified Performance-Based Award unless and until the Committee has certified that the applicable Performance Goals for such award have been met. Dividends shall accrue at the same rate as cash dividends paid on the Shares and applied to the number of Shares that vest. Such dividend equivalents shall be paid to the Participant in cash at the time the Shares are delivered. If any Shares of Restricted Stock are forfeited, the Participant shall have no right to future cash dividends with respect to such Restricted Stock, withheld stock dividends or earnings with respect to such Shares of Restricted Stock.

(g) **Delivery of Shares.** If and when any applicable Performance Goals are satisfied and/or the Restriction Period expires without a prior forfeiture of the Shares of Restricted Stock, unrestricted Shares shall be delivered to the Participant as soon as administratively practicable.

(h) **Termination of Service.** Except as otherwise provided in the applicable Award Agreement, a Participant's Shares of Restricted Stock shall be forfeited upon his or her Termination of Service.

10. Restricted Stock Units

(a) **Nature of Awards.** Restricted Stock Units represent a contractual obligation by the Company to deliver a number of Shares, an amount in cash or a combination of Shares and cash equal to the specified number of Shares subject to the Award, or the Fair Market Value thereof, in accordance with the terms and conditions set forth in the Plan and any applicable Award Agreement.

(b) **Award Agreement.** Each grant of Restricted Stock Units shall be evidenced by an Award Agreement that shall specify the Grant Date, the period of restriction, the number of Restricted Stock Units, vesting schedule, and such other provisions as the Committee shall determine. The Committee may, prior to or at the time of grant, condition the grant or vesting of an Award of Restricted Stock Units upon (A) the continued service of the Participant, (B) the attainment of Performance Goals or (C) the attainment of Performance Goals and the continued service of the Participant. In the event that the Committee conditions the grant or vesting of an Award of Restricted Stock Units upon the attainment of Performance Goals or the attainment of Performance Goals and the continued service of the Participant, the Committee may, prior to or at the time of grant, designate an Award of Restricted Stock as a Qualified Performance-Based Award. The conditions for grant or vesting and the other provisions of Restricted Stock Units (including, without limitation, any applicable Performance Goals) need not be the same with respect to each Participant.

(c) **Vesting.**
(i) Generally. Restricted Stock Units shall have a vesting period of not less than one year from the date of grant except with respect to the death, Disability, involuntary termination (other than for Cause or unsatisfactory performance) of a Participant, the occurrence of a Change of Control as outlined in Section 12 of this Plan, or as may be required or otherwise be deemed advisable by the Committee in connection with an Award granted through the assumption of, or substitution for, outstanding awards previously granted by a company acquired by the Company or any Affiliate or with which the Company or any Affiliate combines. The Committee shall, prior to or at the time of grant, condition the grant or vesting of an Award of Restricted Stock Units upon such terms as outlined in the Award Agreement.

For purposes of an Award to a Non-Executive Director that is granted as of the date of the annual general meeting of shareholders, a vesting period shall be deemed to one year if it runs from the date of one annual general meeting of shareholders to the next annual general meeting of shareholders provided that such next meetings are at least 50 weeks apart.

(ii) Accelerated Vesting. Unless the Committee specifies otherwise in the applicable Award Agreement, in the event of the death, Disability or involuntary termination (other than for Cause or unsatisfactory performance) of a Participant, a Change of Control as outlined in Section 12 of this Plan, or special circumstances determined by the Committee, an Award of Restricted Stock Units shall vest as of the termination of employment.

(d) **Dividend Equivalents.** The Committee may, in its discretion, provide for current or deferred payments of cash, Shares or other property corresponding to the dividends payable on the Shares (subject to Section 16(e) below), as set forth in an applicable Award Agreement; provided, however, that no such dividend equivalents shall be paid with respect to Restricted Stock Units that are designated as a Qualified Performance-Based Awards unless and until the Committee has certified that the applicable Performance Goals for such award have been met. Dividend equivalents shall accrue at the same rate as cash dividends paid on the Shares and applied to the number of Shares that vest. Such dividend equivalents shall be paid to the Participant in cash at the time the Shares are delivered. If a Participant's Restricted Stock Units are forfeited, the Participant shall have no right to future dividend equivalents with respect to such Restricted Stock Units, withheld stock dividends or earnings with respect to such Restricted Stock Units.

(e) **Termination of Service.** Except as otherwise provided in the applicable Award Agreement, a Participant's Restricted Stock Units shall be forfeited upon his or her Termination of Service.

(f) **Payment.** Except as otherwise provided in the applicable Award Agreement, Shares, cash or a combination of Shares and cash, as applicable, payable in settlement of Restricted Stock Units shall be delivered to the Participant as soon as administratively practicable after the date on which payment is due under the terms of an Award Agreement.

(g) **No Shareholder Rights.** Except as otherwise provided in the applicable Award Agreement, a Participant shall have no rights as a Shareholder with respect to Shares subject to Restricted Stock Units until such Shares are issued to the Participant pursuant to the terms of the Award Agreement.

11. Other Stock-Based Awards

Other Stock-Based Awards may be granted under the Plan; provided, that any Other Stock-Based Awards that are Awards of Shares that are unrestricted or with a minimum vesting schedule of less than one year shall only be granted in lieu of other compensation due and payable to the Participant Notwithstanding the foregoing, no more than 5% of the Shares authorized to grant under Section 6 may be granted with a minimum vesting schedule of less than one year.

12. Change in Control Provisions

The provisions of this Section 12 shall apply in the case of a Change in Control, unless otherwise provided in the applicable Award Agreement or any other provision of the Plan.

(a) **Awards Not Assumed, etc. in Connection with Change in Control.** Upon the occurrence of a transaction that constitutes a Change in Control, if any Awards are not assumed, converted or otherwise equitably converted or substituted in a manner approved by the Committee, then such Awards shall vest immediately at 100 percent before the Change in Control.

(b) **Awards Assumed, etc. in Connection with Change in Control.** Upon the occurrence of a transaction that constitutes a Change in Control, with respect to any Awards that are assumed, converted or otherwise equitably converted or substituted in a manner approved by the Committee, then, in the event of a Participant's Termination of Service during the twenty-four (24) month period following such Change in Control, (x) by the Company other than for Cause or unsatisfactory performance, or (y) by the Participant for Good Reason:

(i) each outstanding Award shall be deemed to satisfy any applicable Performance Goals at 100 percent as set forth in the applicable Award Agreement;

(ii) any Options and Stock Appreciation Rights outstanding which are not then exercisable and vested shall become fully exercisable and vested. Any such Option or Stock Appreciation Right held by the Participant as of the date of the Change in Control that remain outstanding as of the date of such Termination of Service may thereafter be exercised until the earlier of the third anniversary of such Change in Control and the last date on which such Option or Stock Appreciation Right would have been exercisable in the absence of this Section 12(b)(ii) (taking into account the applicable terms of any Award Agreement);

(iii) the restrictions and deferral limitations applicable to any Shares of Restricted Stock shall lapse and such Shares of Restricted Stock shall become free of all restrictions and become fully vested and transferable;

(iv) all Restricted Stock Units shall be considered to be earned and payable in full, and any deferral or other restriction shall lapse, and any Restriction Period shall terminate, and such Restricted Stock Units shall be settled in cash or Shares (consistent with the terms of the Award Agreement after taking into account the effect of the Change in Control transaction on the Shares) as promptly as is practicable; and

(v) subject to Section 14, the Committee may also make additional adjustments and/or settlements of outstanding Awards as it deems appropriate and consistent with the Plan's purposes.

(c) **409A Matters.** Notwithstanding the foregoing, if any Award to a Participant who is subject to U.S. income tax is considered a "nonqualified deferred compensation plan" within the meaning of Section 409A of the Code, this Section 12 shall apply to such Award only to the extent that its application would not result in the imposition of any tax or interest or the inclusion of any amount in income under Section 409A of the Code.

(d) **Other.** In the event of a Change in Control, the Committee may in its discretion and upon at least ten (10) days' advance notice to the affected Participants, cancel any outstanding Awards and pay to the holders thereof, in cash or Shares, or any combination thereof, the value of such Awards based upon the price per Share received or to be received by other Shareholders of the Company as a result of the Change in Control.

13. Qualified Performance-Based Awards; Section 16(b); Section 409A

(a) **Qualified Performance-Based Awards.**

(i) The provisions of the Plan are intended to ensure that all Options and Stock Appreciation Rights granted hereunder to any Participant who is or may be a "covered employee" (within the meaning of Section 162(m)(3) of the Code) in the tax year in which such Option or Stock Appreciation Right is expected to be deductible to the Company qualify for the Section 162(m) Exemption, that all such Awards shall therefore be considered Qualified Performance-Based Awards, and the Plan shall be interpreted and operated consistent with that intention. When granting any Award other than an Option or Stock Appreciation Right, the Committee may designate such Award as a Qualified Performance-Based Award, based upon a determination that (x) the recipient is or may be a "covered employee" (within the meaning of Section 162(m)(3) of the Code) with respect to such Award and (y) the Committee wishes such Award to qualify for the Section 162(m) Exemption, and the terms of any such Award (and of the grant thereof) shall be consistent with such designation (including, without limitation, that all such Awards be granted by a committee composed solely of "outside directors" (within the meaning of Section 162(m) of the Code)).

(ii) The Committee shall determine whether the applicable Performance Goals for a Qualified Performance-Based Award have been met with respect to a Participant for a Performance Period and, if they have been met, shall so certify and ascertain the amount of the applicable Qualified Performance-Based Award. No Qualified Performance-Based Awards will be paid or granted for a Performance Period until such certification is made by the Committee. The amount of such a Qualified Performance-Based Award designed to qualify for the Section 162(m) Exemption that is actually paid or granted to a Participant may be less than the amount determined by the applicable Performance Goal formula, at the discretion of the Committee, subject to the terms and conditions of the applicable Award Agreement, and shall be paid to the Participant at the time set forth in the applicable Award Agreement.

(iii) Performance Goals may be applied on a per share or absolute basis and relative to one or more peer group companies or indices, or any combination thereof, and may be measured pursuant to U.S. GAAP, non-GAAP or other objective standards in a manner consistent with the Company's established accounting policies, all as the Committee shall determine at the time the Performance Goals for a Performance Period are established. In addition, to the extent consistent with the requirements of the Section 162(m) Exemption, the Committee may provide at the time Performance Goals are established for Qualified Performance-Based Awards that the manner in which such Performance Goals are to be calculated or measured may take into account, or ignore, capital costs, interest, taxes, depreciation and amortization and other factors over which the Participant has no (or limited) control including, but not limited to, restructurings, discontinued operations, impairments, changes in foreign currency exchange rates, extraordinary items, certain identified expenses (including cash bonus expenses, incentive expenses and acquisition-related transaction and integration expenses), the consolidation of investment products, other unusual non-recurring items, industry margins, general economic conditions, interest rate movements and the cumulative effects of tax or accounting changes.

(iv) No delegate of the Committee shall exercise authority granted to the Committee to the extent that the exercise of such authority would cause an Award designated as a Qualified Performance-Based Award not to qualify, or to cease to qualify, for the Section 162(m) Exemption.

(b) **Section 16(b).**

(i) The provisions of the Plan are intended to ensure that transactions under the Plan are not subject to (or are exempt from) the short-swing recovery rules of Section 16(b) of the Exchange Act and shall be construed and interpreted in a manner so as to comply with such rules.

(ii) Notwithstanding any other provision of the Plan to the contrary, if for any reason the appointed Committee does not meet the requirements of Rule 16b-3 of the Exchange Act or Section 162(m) of the Code, such noncompliance with the requirements of Rule 16b-3 of the Exchange Act and Section 162(m) of the Code shall not affect the validity of Awards, grants, interpretations or other actions of the Committee.

(c) **Section 409A.** It is the intention of the Company that any Award to a Participant who is subject to U.S. income tax that constitutes a "nonqualified deferred compensation plan" within the meaning of Section 409A of the Code shall comply in all respects with the requirements of Section 409A of the Code to avoid the imposition of any tax or interest or the inclusion of any amount in income thereunder, and the terms of each such Award shall be interpreted, administered and deemed amended, if applicable, in a manner consistent with this intention. Notwithstanding the foregoing, neither the Company nor any of its Affiliates nor any of its or their directors, officers, employees, agents or other service providers will be liable for any taxes, penalties or interest imposed on any Participant, Beneficiary or other person with respect to any amounts paid or payable (whether in cash, Shares or other property) under any Award, including any taxes, penalties or interest imposed under or as a result of Section 409A of the Code. Notwithstanding any other provision of the Plan to the contrary, with respect to any Award to any Participant who is subject to U.S. income tax that constitutes a "nonqualified deferred compensation plan" within the meaning of Section 409A of the Code:

(i) any payments (whether in cash, Shares or other property) to be made with respect to the Award upon the Participant's Termination of Service that would otherwise be paid within six months after the Participant's Termination of Service shall be accumulated (without interest, to the extent applicable) and paid on the first day of the seventh month following the Participant's Termination of Service if the Participant is a "specified employee" within the meaning of Section 409A of the Code (as determined in accordance with the uniform policy adopted by the Committee with respect to all of the arrangements subject to Section 409A of the Code maintained by the Company and its Affiliates); and

(ii) any payment to be made with respect to an Award of Restricted Stock Units shall be delivered no later than 60 days after the date on which payment is due under the Award or as otherwise permitted under Treasury Regulations section 1.409A-3(g) for any portion of the payment subject to a dispute.

14. Amendment and Discontinuance

(a) **Amendment and Discontinuance of the Plan.** The Board or the Committee may amend, alter or discontinue the Plan, but no amendment, alteration or discontinuation shall be made which would materially impair the rights of a Participant with respect to a previously granted Award without such Participant's consent, except such an amendment made to comply with applicable law or Applicable Exchange rule or to prevent adverse tax or accounting consequences to the Company or Participants.

(b) **Amendment of Awards.** Subject to Section 8(e), the Committee may unilaterally amend the terms of any Award theretofore granted, but no such amendment shall materially impair the rights of any Participant with respect to an Award without the Participant's consent, except such an amendment made to cause the Plan or Award to comply with applicable law, Applicable Exchange rule or to prevent adverse tax or accounting consequences for the Participant or the Company or any of its Affiliates.

15. Unfunded Status of Plan

It is currently intended that the Plan constitute an "unfunded" plan. The Committee may authorize the creation of trusts or other arrangements to meet the obligations created under the Plan to deliver Shares or make payments; provided, however, that unless the Committee otherwise determines, the existence of such trusts or other arrangements is consistent with the "unfunded" status of the Plan.

16. General Provisions

(a) **Conditions for Issuance.** The Committee may require each person purchasing or receiving Shares pursuant to an Award to represent to and agree with the Company in writing that such person is acquiring the Shares without a view to the distribution thereof. The certificates or book entry for such Shares may include any legend or appropriate notation that the Committee deems appropriate to reflect any restrictions on transfer, and the Committee may take such other steps as it deems necessary or desirable to restrict the transfer of Shares issuable under the Plan to comply with applicable law or Applicable Exchange rules. Notwithstanding any other provision of the Plan or agreements made pursuant thereto, the Company shall not be required to issue or deliver Shares under the Plan unless such issuance or delivery complies with all applicable laws, rules and regulations, including the requirements of any Applicable Exchange or similar entity and the Company has obtained any consent, approval or permit from any federal, state or foreign governmental authority that the Committee determines to be necessary or advisable.

(b) **Additional Compensation Arrangements.** Nothing contained in the Plan shall prevent the Company or any Affiliate from adopting other or additional compensation arrangements for its employees.

(c) **No Contract of Employment.** Neither the Plan nor any Award Agreement shall constitute a contract of employment, and neither the adoption of the Plan nor the granting of any Award shall confer upon any employee any right to continued employment. Neither the Plan nor any Award Agreement shall interfere in any way with the right of the Company or any Affiliate to terminate the employment of any employee at any time.

(d) **Required Taxes; No Tax Gross Ups.** No later than the date as of which an amount first becomes includible in the gross income of a Participant for federal, state, local or foreign income or employment or other tax purposes with respect to any Award under the Plan, such Participant shall pay to the Company, or make arrangements satisfactory to the Company regarding the payment of, any federal, state, local or foreign taxes of any kind required by law to be withheld with respect to such amount. Unless otherwise determined by the Company, withholding obligations may be settled with Shares, including Shares that are part of the Award that gives rise to the withholding requirement, having a Fair Market Value on the date of withholding equal to the rate required to be withheld for tax purposes under applicable law, all in accordance with such procedures as the Committee establishes. The obligations of the Company under the Plan shall be conditional on such payment or arrangements, and the Company and its

Affiliates shall, to the extent permitted by law, have the right to deduct any such taxes from any payment otherwise due to such Participant. The Committee may establish such procedures as it deems appropriate, including making irrevocable elections, for the settlement of withholding obligations with Shares. Regardless of any arrangements made by the Company, any Affiliate or the Committee with respect to the withholding or other payment of any federal, state, local or foreign taxes of any kind, the liability for all such taxes legally due from a Participant remains the responsibility of the Participant. By accepting an Award, a Participant consents to the methods of tax withholding established by the Committee or otherwise made or arranged by the Company.

(e) **Limitation on Dividend Reinvestment and Dividend Equivalents.** Reinvestment of dividends in additional Restricted Stock at the time of any dividend payment, and the payment of Shares with respect to dividends to Participants holding Awards of Restricted Stock Units, shall only be permissible if sufficient Shares are available under Section 6 for such reinvestment or payment (taking into account then outstanding Awards). In the event that sufficient Shares are not available for such reinvestment or payment, such reinvestment or payment shall be made in the form of a grant of Restricted Stock Units equal in number to the Shares that would have been obtained by such payment or reinvestment, the terms of which Restricted Stock Units shall provide for settlement in cash and for dividend equivalent reinvestment in further Restricted Stock Units on the terms contemplated by this Section 16(e).

(f) **Rights of a Beneficiary.** Any amounts payable and any rights exercisable under an Award after a Participant's death shall be paid to and exercised by the Participant's Beneficiary, except to the extent prohibited by applicable law, Applicable Exchange rule or the terms of an applicable Award Agreement.

(g) **Affiliate Employees.** In the case of a forfeiture or cancellation of an Award to an employee of any Affiliate, all Shares underlying such Awards shall revert to the Company.

(h) **Governing Law and Interpretation.** The Plan and all Awards made and actions taken thereunder shall be governed by and construed in accordance with the laws of the State of Georgia, without reference to principles of conflict of laws. The captions of the Plan are not part of the provisions hereof and shall have no force or effect.

(i) **Non-Transferability.** Awards under the Plan cannot be sold, assigned, transferred, pledged or otherwise encumbered other than by will or the laws of descent and distribution, except as provided in Section 6(e).

(j) **Foreign Employees and Foreign Law Considerations.** The Committee may grant Awards to Eligible Individuals who are foreign nationals, who are employed outside the United States or who are not compensated from a payroll maintained in the United States, or who are otherwise subject to (or could cause the Company to be subject to) tax, legal or regulatory provisions of countries or jurisdictions outside the United States, on such terms and conditions different from those specified in the Plan as may, in the judgment of the Committee, be necessary or desirable to foster and promote achievement of the purposes of the Plan. Notwithstanding any other provision of the Plan, Awards to Participants who are employed and/or otherwise subject to the laws of a jurisdiction outside of the United States shall be subject to such terms and conditions as the Committee shall establish and set forth in an applicable Award Agreement, including any addendum thereto.

(k) **Use of English Language.** The Plan, each Award Agreement, and all other documents, notices and legal proceedings entered into, given or instituted pursuant to an Award shall be written in English, unless otherwise determined by the Committee. If a Participant receives an Award Agreement, a copy of the Plan or any other documents related to an Award translated into a language other than English, and if the meaning of the translated version is different from the English version, the English version shall control.

(l) **Recovery of Amounts Paid.** All Awards granted under the Plan shall be subject to any policy established by the Committee under which the Company may recover from current and former Participants any amounts paid or Shares issued under an Award and any proceeds therefrom. The Committee may apply such policy to Awards granted before the policy is adopted to the extent required by applicable law or Applicable Exchange rule or as otherwise provided by such policy.

(m) **Notices.** A notice or other communication to the Committee shall be valid only if given in the form and to the location specified by the Committee.